Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated financial statements for the years ended December 31, 2012 and 2011 and independent auditor's report

INDEPENDENT AUDITORS' REPORT

To the shareholders of
   CORPBANCA

We have audited the accompanying consolidated financial statements of CORPBANCA and its subsidiaries (hereinafter "the Bank"), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Bank's consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorpBanca and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles and instruction issued by the Superintendency of Banks and Financial Institutions.

Other matters

As discussed in note 12 to the consolidated financial statements, during 2012 the Bank acquired 91.93% of the shares of Banco Santander Colombia S.A. (currently Bank CorpBanca Colombia S.A.) and the 94.94% of the shares of its subsidiary Santander Investment Securities S.A. Comisionista de Bolsa (Currently CorpBanca Colombia S.A. Investment Trust) for an approximate amount of MM$557,612; and also acquired 94.5009% of the shares of Santander Investment Trust Colombia S.A. (currently Corpbanca Investment Trust Colombia S.A.) for an approximate amount of MCh$22,560. The aforementioned entities have been consolidated in these financial statements from the respective acquisition dates. The fair value of the identifiable assets and liabilities consolidated in these financial statements, as discussed in the notes to the consolidated financial statements, have been provisionally determined which under the requirements of IFRS 3 is permitted to use this provisional determination subject to changes within one-year period. Our opinion is not modified with respect to this matter.

The accompanying financial statements have been translated into English for the convenience of readers outside of Chile.

February 15, 2013
Santiago, Chile

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

ASSETS	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Cash and deposits in banks	5	520,228	265,747
Cash in the process of collection	5	123,777	96,230
Trading portfolio financial assets	6	159,898	166,039
Investments under agreements to resell	7	21,313	23,251
Derivative financial instruments	8	268,027	248,982
Loans and receivables from banks	9	482,371	304,442
Loans and receivables from customers, net	10	9,993,890	6,709,394
Financial investments available-for-sale	11	1,112,435	843,250
Held-to-maturity investments	11	104,977	21,962
Investments in other companies	12	5,793	3,583
Intangible assets	13	481,682	12,239
Property, plant and equipment, net	14	65,086	57,225
Current taxes	15		6,278
Deferred income taxes	15	40,197	27,700
Other assets	16	148,549	101,382
TOTAL ASSETS		13,528,223	8,887,704

LIABILITIES
Current accounts and demand deposits	17	1,112,675	682,720
Cash in the process of collection	5	68,883	36,948
Obligations under repurchase agreements	7	257,721	130,549
Time deposits and saving accounts	17	7,682,675	4,824,378
Derivative financial instruments	8	193,844	166,872
Borrowings from fmancial institutions	18	969,521	663,626
Debt issued	19	1,886,604	1,522,773
Other financial obligations	19	18,120	20,053
Current income tax provision	15	9,057	-
Deferred income taxes	15	117,753	25,352
Provisions	20	139,850	54,240
Other liabilities	21	75,205	30,981
TOTAL LIABILITIES		12,531,908	8,158,492

SHAREHOLDERS' EQUITY
Attributable to equity holders of the Bank:
Capital	23	638,234	507,108
Reserves	23	275,552	139,140
Acumulated other comprehensive income .	23	(31,881)	(5,639)
Retained earnings:		60,040	85,994
Retained earnings from prior periods	23	-	-
Net income for the year	23	120,080	122,849
Less: Accrual for mandatory dividends	23	(60,040)	(36,855)
		941,945	726,603
Non-controlling interest	23	54,370	2,609
TOTAL SHAREHOLDERS' EQUITY		996,315	729,212
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		13,528,223	8,887,704

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Interest income	24	762,992	528,622
Interest expense	24	(506,116)	(335,622)
Net interest income		256,876	193,000

Income from service fees	25	105,178	72,404
Expenses from service fees	25	(19,534)	(12,042)
Net service fee income		85,644	60,362

Trading and investment income, net	26	54,994	97,745
Foreign exchange gains (losses), net	27	30,696	(26,783)
Other operating income	32	18,527	9,507
Operating income before loan losses		446,737	333,831

Provisions for loan losses	28	(50,864)	(40,182)

Total operating income, net of loan losses, interest and fees		395,873	293,649

Personnel salaries expenses	29	(120,714)	(76,461)
Administration expenses	30	(88,783)	(55,141)
Depreciation and amortization	31	(18,092)	(7,461)
Impairment	31	-	-
Other operating expenses	32	(25,649)	(9,667)
Total operating expenses		(253,238)	(148,730)

Total net operating income		142,635	144,919

Income attributable to investments in other companies	12	367	250

Income before income taxes		143,002	145,169
Income taxes	15	(22,871)	(24,144)
Net income for the year		120,131	121,025

Attributable to:
Equity holders of the Bank		120,080	122,849
Non-controlling interest	23	51	(1,824)

Earnings per share attributable to equity holders of the Bank (stated in Ch$)
Basic earnings per share	23	0.432	0.514
Diluted earning per share	23	0.432	0.514

Notes 1 to 39 are an integral part of these consolidated financial statements.

ORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$

Net income for the year		120,131	121,025

Other Comprehensive Income
Financial instruments available-for-sale		(5,368)	(1,258)
Exchange differences on translation		(25,157)	1,238
Hedge of net investment in foreign operation		757	(1,264)
Effect variation cash flow hedge		3,146	(2,576)
Other comprehensive income before income taxes		(26,622)	(3,860)
Income tax relating to other comprehensive income	15	380	979

Total other comprehensive income (loss)		(26,242)	(2,881)
Comprehensive income for the year
		93,889	118,144

Attributable to:
Equity holders of the bank		93,838	119,968
Non-Controlling interest	23	51	(1,824)

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$, except for number of shares)

				Valuation gains (losses)						Retained earnings
	Number of shares	Paid-in Capital	Reserves	Financial investment available-for-sale	Hedge of net investment in foreign operation	Cash flow hedge	Income tax other comprehensive income	Exchange differences on translation	Accumulated other comprehensive income	Retained earnings from prior periods	Net income for the year	Accrual for mandatory dividends	Total attributable to equity holders of the Bank	Non controlling interest	Total Shareholders’ equity
	(Millions)	MChS	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$`	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2011	226,909	342,379	26,406	(1,517)	963	-	94	(2,298)	(2,758)	106,869	119,043	(59,522)	532,417	2,943	535,360
Increase or decrease in capital and reserves	23,449	57,860	112,734	-	-	-	-	-	-	-	-	-	170,594	1,490	172,084
Capitalization of retained earning	-	106,869	-	-	-	-	-	-	-	(106,869)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(119,043)	59,522	(59,521)	-	(59,521)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(36,855)	(36,855)	-	(36,855)
Comprehensive income for the period	-	-	-	(1,258)	(1,264)	(2,576)	979	1,238	(2,881)	-	122,849	-	119,968	(1,824)	118,144
Balance as of December 31 2011	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	-	122,849	(36,855)	726,603	2,609	729,212

Balance as of January 1,2012	250,358	507,108	139,140	(2,775)	(301)	(2,576)	1,073	(1,060)	(5,639)	-	122,849	(36,855)	726,603	2,609	729,212
Increase or decrease in capital and reserves	43,000	131,126	136,412	-	-	-	-	-	-	-	-	-	267,538	2,430	269,968
Capitalization of retained earnings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(122,849)	36,855	(85,994)	-	(85,994)
Accrual for mandatory dividends	-	-	-	-	-	-	-	-	-	-	-	(60,040)	(60,040)	-	(60,040)
Comprehensive income for the period	-	-	-	(5,368)	757	3,146	380	(25,157)	(26,242)	-	120,080	-	93,838)	51	93,889
Acquisition Subsidiary in Colombia	-	-	-	-	-	-	-	-	-	-	-	-	-	49,280	49,280
Balance as of December 31 2012	293,358	638,234	275,552	(8,143)	456	570	1,453	(26,217)	(31,881)	-	120,080	(60,040)	941,945	54,370	996,315

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012 and 2011
(In millions of Chilean pesos - MCh$)

	Notes	12.31.2012	12.31.2011
		MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITIES:

Income before income taxes		143,002	145,169
Non-controlling Interest		51	(1,824)
Charges (credits) to income not representing cash flow:
Depreciation and amortization	31	18,092	7,461
Provision for loan losses	28	65,741	52,160
Provisions and write-offs for assets received is lieu of payment	32	2,328	999
Contingency provisions	32	6,207	2,228
Adjustment to market value for financial investments available-for-sale and derivatives		10,055	(49,023)
Net interest income	24	(256,876)	(193,000)
Net fees and income from services	25	(85,644)	(60,362)
Net foreign exchange gains (losses)	27	(30,696)	26,783
Changes in assets and liabilities due to deferred taxes		(12,738)	1,825
Other charges (credits) to income not representing cash flows		17,680	13,517
Subtotals		(122,798)	(54,067)
Increase/decrease in operating assets and liabilities:
Loans and receivables to customers and banks		(1,584,742)	(1,525,019)
Investments under agreements to repurchase		91,082	51,512
Trading portfolio financial assets		215,854	27,230
Financial investments available-for-sale		(32,801)	72,927
Held to maturity investments		3,393	(21,382)
Other assets and liabilities		(47,956)	31,421
Time deposits and saving accounts		1,428,640	1,089,502
Currents accounts and demand deposits		163,293	70,656
Investments under agreements to resell		119,884	(58,801)
Dividends received from investments in other companies	12	367	250
Foreign borrowings obtained		1,204,730	1,013,562
Repayment of foreign borrowings		(1,137,045)	(809,997)
Net (decrease) increase of other obligations with banks		(511)	(42,629)
Income tax paid	15	(22,871)	(24,144)
Repayment of other borrowings		(3,452)	(3,834)
Net cash (used in) provided by operating activities		275,067)	(182,813)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(23,495)	(10,911)
Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired	12	(476,358)	-
Proceeds from sales of property, plant and equipment		6,069	-
Sale of assets received in lieu of payment or in foreclosure		3,996	482
Net cash (used in) provided by investment activities		(489,788)	(10,429)

CASH FLOW FROM FINANCING ACTIVITIES:
Issued debt		966,627	344,103
Redemption of issued debt		(697,916)	(61,792)
Increase capital	23	267,538	170,594
Paid dividends	23	(122,849)	(119,043)
Net cash provided (used in) provided by financing activities		413,400	333,862

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		198,679	140,620

Cash and cash equivalents at beginning of year		534,341	393,721
Cash and cash equivalents at end of year	5	733,020	534,341

Net increase (decrease) in cash and cash equivalents		198,679	140,620

Notes 1 to 39 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

NOTE 1 -	GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

General Information - Background of the Bank and Subsidiaries CorpBanca Bank

CorpBanca is a banking corporation organized under the laws of the Republic of Chile. The institution aims is to and celebrate all those acts, contracts, business operations or the General Banking Act permitted without prejudice to extend or restrict its scope in harmony with the laws that are enacted in the future, without the necessary to amend its charter. This database includes individuals to large corporations.

i) Our Story

CorpBanca is the oldest private bank currently operates in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción, led by Aníbal Pinto, who later became President of the Republic of Chile. In 1971, ownership of Banco de Concepción was transferred to a government agency, the Chilean Economic Development Agency (CORFO). In that year the Bank acquired French and Italian in Chile, which allowed its expansion in Santiago. Between 1972 and 1975 acquired banks Chillan and Valdivia. In November 1975, CORFO sold its shares to private, who took control of the bank in 1976. In 1980 it changed its name to Banco Concepción.

In 1983 the Banco Concepción was intervened by the Superintendency of Banks of Chile, and remained in control until 1986, when it was acquired by the National Mining Association (SONAMI). Under the control of the latter, Banco Concepción focused on financing for small and medium mining companies, raising capital and selling part of their high risk of the portfolio at the Central Bank of Chile.

In 1996 a group of investors, led by Mr. Alvaro Saieh Bendeck, acquired a majority stake of Banco Concepción. After the change of ownership in 1996, the controlling group took significant steps to improve risk management, improve operational efficiency and expand operations CorpBanca. These measures included strict implementation of provisions, cost reduction, technological improvements and productivity gains. As part of the changes, changed its name to “CorpBanca ‘and establishes administrative and management team with extensive experience in the financial services industry in Chile.

Since 1998 it has expanded its operations significantly, both through acquisitions and the consumer loan division of Corfinsa of Banco Sud Americano (now Scotiabank Chile), and Financiera Condell S.A. - As through organic growth. In this context, international expansion began in 2009 with the opening of the branch in New York, in 2011 with the opening of the representative office in Madrid and the acquisition of the banking subsidiary of Colombia of Banco Santander Espana (concretized in the first half of 2012, now called Banco CorpBanca Colombia SA, see Note 12 “Investments in other companies”, letter b) of the Consolidated Financial Statements).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Related to this, it was reported the signing of an agreement, which provided for the acquisition of up to 100% of the shares of Helm Bank SA and all its subsidiaries and Helm Insurance Broker SA, all entities operating in the Republic of Colombia. After the closing of this transaction, Helm Bank and Corpbanca Bank will merge to operate as a single bank.

ii) Currently CorpBanca

CorpBanca-controlled Saieh Group with a 61% stake is the fourth largest private bank in Chile. Its total consolidated assets totaled MCh$13,528,223 (U.S.$28,233 million) and shareholders ‘equity to MCh$996,315 (U.S.$2,079 million). Focused on large and medium enterprises and individuals, offers a wide range of universal banking products through its distribution network comprised of 121 branches, 440 ATMs, internet banking and mobile banking. Her business-supplemented subsidiaries and insurance brokerage, AGF, financial advisory and other-, and trading on-a branch in New York, a representative office in Madrid and a banking subsidiary in Colombia.

Since its acquisition by Grupo Saieh, CorpBanca has shown a remarkable performance, with a significant expansion of market share and sustained improvements in profitability. In twelve months to December 2012 return on average equity (ROAE) reached 14.0% and Basel ratio was 11.05%. In the 12 months that ended in November 2012 its market share in deposits in Chile grew by 75.3 basis points, reaching 8.3%. The key to success of CorpBanca has been to understand the needs of customers, with innovative products and services, with a highly qualified management and very close.

One of the most important milestones during 2012 CorpBanca was 91.93% acquisition of Banco Santander Colombia SA (today Corpbanca Colombia) and thus a share in a stockbroker and a fiduciary. With this acquisition, CorpBanca strengthens its growth strategy and becomes the first Chilean financial institution that has a foreign bank subsidiary. CorpBanca’s total investment in this transaction amounted to approximately U.S. $ 1,110 million were financed with equity and a new capital increase of U.S.$560 million. Furthermore, CorpGroup agreed with Group Santo Domingo, one of the largest business groups in Colombia, for entry into Corpbanca property as long-term investor and no shareholder agreement, with an investment of U.S.$100 million (equivalent to 2.7% of the property). Consequently, two important Latin American economic groups joined forces as shareholders of CorpBanca to execute its expansion plan and support in building business relationships and create value for its customers in Colombia.

In this sense, in October 2012 is announced agreement between CorpGroup and Helm Corporation to acquire up to 100% of Helm Bank SA through its subsidiary CorpBanca Colombia. With this acquisition and subsequent merger, CorpBanca consolidate its operations in that country, reaffirming the long-term commitment to this market. Bank management expects that this operation is realized in the first quarter of 2013, after the approval of regulators in Chile and Colombia. The total value of the acquisition, which includes 100% of the shares of the Bank and its subsidiaries, totaled $ 1,278.6 MMUS.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

To do this, CorpBanca Colombia conduct a capital increase for an amount close to but not exceeding MUS$1,000 financing the remainder with its balance. This increase shall be signed by an amount CorpBanca around MUS$ 285, Helm Corporation with MUS$440 and other investors about the difference. Thus, CorpBanca maintain a controlling position of the merged bank, while Helm Corporation will be part of non-controlling interest in the entity. Additionally, CorpBanca purchase directly Helm Corporation Bank-matrix-80% ownership of an insurance brokerage amounting to MUS$17.12.

For designated investment and its Colombian subsidiary to finance its medium-term organic growth in Chile, CorpBanca made a capital increase totaling MUS$600. The recent announcement by International Finance Corporation (IFC, part of the World Bank) to invest in shares of first issuance of CorpBanca are part of this increase. This increase in assets will materialize within the first quarter of 2013. With the slack that is generated from this new increase, is to make a placement of subordinated bonds exclusively abroad.

In the triennium 2012-2015, the development of the strategy CorpBanca in Chile will be based on the benefits provided by its membership in a group with presence in major economic sectors of the national economy. This gives it a unique advantage over its competition for commercial and cost synergies and therefore sustains the growth of its market share and its returns.

iii) CorpBanca and Subsidiaries.

CorpBanca and subsidiaries (collectively referred to below as the “Bank” or “CorpBanca”) offer commercial and consumer banking, and other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and fund management investment in Chile, along with a direct operation in Colombia. The history of the subsidiaries or branches in Chile and abroad are summarized below:

CorpBanca Bank. Parent company of a diverse group of subsidiaries, which are engaged in different activities. Consequently, CorpBanca is obliged to prepare consolidated financial statements incorporate their subsidiaries and foreign branch, and including further investments in business support organizations. Below is a description of the subsidiaries and foreign branch:

CorpBanca Corredores de Bolsa S.A. It was incorporated by public deed on 27 January 1993. Its object is to engage in the brokerage operations, such as brokers, in the terms referred to in Article No. 24 of Law No. 18,045, subject to those activities that the Superintendency of Securities and Insurance (SVS) authorizing the brokerage. It is registered in the Register of Securities Brokers and Agents of the SVS under No. 160 of 11 May 1993.

CorpBanca Administradora General de Fondos S.A. It was incorporated by public deed dated December 23, 1986, completed by deed dated February 13, 1987, both granted before the Notary of Santiago Mr. Andres Rubio Flores, and by deed executed before the Notary of the same city Mr. Aliro Velozo Mutioz dated March 12, 1987. On March 20, 1987, by Resolution No. 034, the SVS approved the existence of the company, which later changed its name to the present. Has the sole purpose of managing mutual funds governed by the DL 1976 No. 1328 Mutual Funds Act, investment fund governed by Law No. 18,815, fund foreign capital investment governed by Law 18.657, of housing funds governed by Law 19,281 and any other funds whose control is vested in the SVS, and conducting follow-authorize it, especially in the terms defined in Article 220 of Law 18,045 Securities Market, as well as managing any other type of fund current or future legislation authorizing him to perform. At the date of these financial statements the company manages 27 mutual funds and two private investment funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CorpBanca Asesorias Financieras S.A. It was incorporated by public deed dated 27 January 1992 as a closed corporation. It aims at providing additional financial advisory services to the banking. It is governed by Article 70, letter b) of the General Banking Law and is subject to supervision by the Superintendency of Banks and Financial Institutions (SBIF).

CorpBanca Corredores de Seguros S.A. It was incorporated by public deed dated September 8, 1996, granted before Notary Public Mr. Kamel Saquel Zaror. The purpose of the Company is paid intermediation contracts life and general insurance, with the sole exclusion of pension plans, with any national insurer based in the country and providing advisory and consultancy services relating to the area in insurance and investment in tangible personal property.

CorpLegal S.A. It was incorporated by public deed dated March 9, 2007 as a closed corporation. It aims at providing all kinds of professional advice on legal matters to CorpBanca, its subsidiaries or its customers, with operations that are granted to them. It is governed by Article 70 letter b) of the General Banking Law and is subject to oversight by the SBIF.

CorpBanca Agenda de Valores S.A. Company formed in Santiago on 16 November 2009, as recorded in public deed executed before Mr. Gustavo Montero Marti, Notary Public Replacement of the Forty-Eighth holder of Santiago of Mr. Jose Musalem Saffie, beginning operations with date 2 December 2009. It is registered in the Register of Brokers and Agents of the SVS Securities under No. 200 dated 23 February 2010. Its object is to engage in the brokerage operations, as a securities agent in the terms set out in Article 24 of Law 18,045, and can also perform additional activities authorize the SVS securities dealers.

CorpBanca Nueva York Branch. On May 4, 2009 comes into operation this branch, with a banking license issued by the authorities of the State of New York. Its mission is to meet the financial needs of international customers CorpBanca Bank, with high standards of quality service, personal attention and competitive products with high added value, from the world’s financial center. It is focused on commercial banking, focusing on the provision of banking services in the city and country for CorpBanca customers and granting working capital and corporate financing to companies in Latin America. The company head office is completely dependent.

SMU CORP S.A. Company formed in Santiago on September 2, 2009, as recorded in public deed executed before Mr. Gustavo Montero Marti, Notary Public holder replacement of the Forty Eighth Notary of Santiago of Mr. Jose Musalem Saffie, kicking off operations with dated March 31, 2010, and its capital is aware dated October 10, 2010. Its objective is the issue, operation and management of credit cards to be used for lending to customers in their Unimarc supermarkets. It is governed by Article 70, letter b) of the General Banking Law and is subject to oversight by the SBIF.

Banco CorpBanca Colombia S.A (Above - Banco Santander Colombia, S.A.) Private limited company, incorporated by public deed No. 721 of October 5, 1912. The bank’s primary residence is the city of Bogota, DC, Republic of Colombia. Its corporate purpose raising funds on current account, as well as the recruitment of other deposits and term, with the main purpose of active credit operations. You can also perform the acts and make all the investments that they are legally authorized to banking establishments. Subsidiary has CorpBanca Investment Valores S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Comisionista de Bolsa (Above Santander Investment Valores S.A. Comisionista de Bolsa), with a share of 94.94% (from September 1997), as subordinate, which is active in investment banking and securities firm, and domiciled in Bogota. It also has involvement in CorpBanca Investment Trust Colombia S.A. (Above Santander Investment Trust Colombia S.A.), trust company (subsidiary since June 2012, participating in a 94.5009%), whose corporate purpose is holding actions, contracts and operations, developing activities primarily through investment trusts, administration, and real estate collateral. These institutions are regulated by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision.

On May 29, 2012 CorpBanca took control of Banco CorpBanca Colombia (above Banco Santander Colombia) through the acquisition of 51% of its shares to Banco Santander Espaiia S.A. Subsequently, on June 22, 2012, CorpBanca acquired an additional 40.93% ownership of this bank, reaching 91.93% of the share capital. Banco CorpBanca Colombia has a 3.0% market share in loans and 2.9% in customer deposits as of November 2012. His strategy has prioritized i) selective growth, ii) low risk, high provision coverage, along with iii) a comfortable liquidity and adequate capitalization levels. In December 2012 its assets were around MUS$5.169 and its loan portfolio in excess of MUS$3.931 (with a 60% versus 40% for loans to companies and individuals). CorpBanca Bank Colombia has shown increasing returns, registering one November 2012 annualized return on equity of 14.3%, with a Basel indicator of 11.7%. With this acquisition, CorpBanca looking accompany Chilean companies in their regional expansion and at the same time, participate in the growing Colombian banking market, one of the most attractive worldwide. This potential based on solid economic prospects of Colombia (classified in “investment grade” by Standard & Poor’s, Moody’s and Fitch Ratings) and low penetration currently shows its banking industry (35% versus approximately 74% of loans in the financial system to GDP in Colombia and Chile, respectively). The high professional level executives and employees exhibiting the Colombian capital market and the expertise to successfully develop CorpBanca their work in a banking system like Chile’s deepest, are two of the key issues underlying the expected success this acquisition. According to the above, CorpBanca is building a platform for growth and increased profitability, and generating increased profits in the future. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its capital position and enhance its ability to grow in Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

ACCOUNTING POLICIES AND OTHER

a)         Accounting Period

The Consolidated Financial Statements (hereinafter “financial statements”) cover the years ended December 31, 2012 and 2011, respectively.

b)         Basis of preparation of the Consolidated Financial Statements

The Consolidated Financial Statements have been prepared in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions (SBIF), watchdog that according to Article No. 15 of the General Banking Act states that, according to laws, banks must use the accounting policies set forth by the Superintendency and everything that is not treated by it or is in conflict with his instructions, must adhere to generally accepted accounting principles, which correspond to the technical rules the Association of Accountants of Chile AG, consistent with International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards) the latter shall prevail.

The notes to the financial statements contain additional information to that presented in the Consolidated Statement of Financial Position in the Consolidated Statements of Income, Consolidated Statement of Comprehensive Income, Statement of Changes in Equity and Consolidated Statements of Cash Flows. Notes provide narrative descriptions or disaggregation of such states in clear, relevant, reliable and comparable.

c)         Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Corpbanca, its subsidiaries and the New York Branch that participate in the consolidation process as of December 31, 2012 and 2011, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with the standards set by the Compendium of Accounting Standards issued by the SBIF.

All significant intergroup balances, transactions, income and expenses are fully eliminated in the consolidation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

For consolidation purposes, the financial statements of the New York branch have been translated into Chilean pesos at the exchange rate of $ 479.16 per U.S. $ 1 at December 31, 2012 ($ 519.08 per U.S. $ 1 at December 31, 2011 ), same situation for Colombian subsidiaries using an exchange rate of $ 0.2711 per COP $ 1, according to the International Accounting Standard No. 21, relating to the valuation of investments abroad in countries with economic stability.

The assets, liabilities, revenues and results of operations of subsidiaries net of consolidation adjustments, represent 20.50%, 21.69%, 38.14% and 43.03% respectively, of total assets, liabilities, income and the consolidated’ results of operations December 31, 2012 (2.3%, 2.4%, 13.6% and 18.1% in 2011, respectively). Unrealized income from transactions with companies whose investments are recognized under the equity method, the investment is disposed of, this according to the percentage of equity participation in the entity (at the close of the financial statements in 2012 and 2011, the Bank has no such investments).

Controlled Entities or Subsidiaries

Are considered “controlled” companies over which CorpBanca is able to exercise control, this capacity is generally but not exclusively by the ownership, directly or indirectly, at least 50% of the social rights of the entities associates or, even less or no voting if, as a result of agreements with shareholders thereof, is granted the Bank control. Control is the power to significantly influence the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are consolidated with the Bank using the full consolidation method (line by line). Accordingly, all balances and transactions between consolidated companies are eliminated through consolidation.

Additionally, the minority interest in the equity of CorpBanca and subsidiaries is presented as “Non-controlling interest” in the Consolidated Statement of Financial Position. Your participation in the profits of the year is presented as “Net consolidated loss attributable to non-controlling interest” in the Consolidated Statement of Income.

_________________________
1 The variations between the years 2012-2011, corresponding to the relative weight of assets, liabilities and consolidated results of Colombian companies incorporated since May 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Here are entities over which CorpBanca has the ability to exercise control :

			Direct and Indirect Ownership
			As of December 31, 2012			As of December 31, 2011
	Country	Functional currency	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Corpbanca Corredores de Bolsa S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Administradora General de Fondos S.A.	Chile		$99.996	0.004	100.00	99.996	0.004	100.00
Corpbanca Asesorias Financieras S.A. 2	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Corredores de Seguros S.A.	Chile		$99,990	0.010	100.00	99.990	0.010	100.00
Corp Legal S.A. 2	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Agencia de Valores S.A.	Chile		$99.990	0.010	100.00	99.990	0.010	100.00
Corpbanca Nueva York Branch 2	EEUU	US$	100.000	-	100.00	100.000	-	100.00
SMU CORP S.A 2	Chile		$51.000	-	51.00	51.000	-	51.00
Banco CorpBanca Colombia S.A 3	Colombia	COP$	91.931	-	91.93	-	-	-
CorpBanca Investment Valores Colombia S.A 3	Colombia	COP$	-	87.218	87.22	-	-	-
CorpBanca Investment Trust Colombia S.A3	Colombia	COP$	-	86.871	86.87	-	-	-

Affiliates

Affiliates are entities over which the Bank has the ability to exercise significant influence but not control or joint control. It is presumed that the Bank has significant influence when it holds, directly or indirectly, more than 20% of the voting rights in an entity. Affiliates are accounted for using the equity method.

The Bank analyzed the method of valuation and concluded, not maintain that method for business support organizations, bearing in mind as the major significant degree of influence exerted on these companies and their percentage interest on capital (Note 12 “Investment in other companies”).

Special Purpose Entities

According to the Compendium of Accounting Standards, the Bank must constantly analyze its scope of consolidation, bearing in mind that the fundamental criterion to consider is the degree of control held by the Bank on a given entity and its stake in equity.

SIC Interpretation 12 - Consolidation - Special purpose entities (SIC 12) addresses when a special purpose entity should be consolidated by a reporting entity under the consolidation principles in IAS 27. Under SIC 12, the Bank must consolidate a special purpose entity when, in substance, it controls the SPE. The control of an SPE by the Bank may be indicated if:

_________________________
2 Companies regulated by SBIF. The other companies are regulated by the Superintendency of Securities and Insurance (SVS, in its Spanish acronym), except for CorpBanca Colombia and subsidiaries.

3 Company supervised by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision. CorpBanca has control of this subsidiary since May 2012, more information on the transaction is in Note 12 of these financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•	In substance, the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operation,

•
in substance, the Bank has the decision-making power to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers

•	in substance, the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidents to the activities of the SPE

•	in substance, the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

This assessment is based on methods and procedures that take into consideration the risks and benefits retained by the Bank, for which we take into account all relevant elements among which are the guarantees or the losses associated with collection of the related assets retained by the Bank, among others. The Bank’s management has concluded that no SPE entities exist that require inclusion in the Bank’s consolidated financial statements for 2012 and 2011.

Investments in other companies

Investments in other companies are those in which the Bank has no control or significant influence. These investments are stated at acquisition cost. See Note 12 to the consolidated financial statements referred to above, with the companies involved the following:

	% Percentage of Participation As of December 31,
	2012		2011
Operadora de Tarjetas de Crédit Nexus S.A.	12.90		12.90
Transbank S.A	8.72		8.72
Sociedad Operadora de la Camara de Compensacion de Pagos de Alto Valor S.A.	4.72		4.72
Redbanc S.A.	2.50		2.50
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91		3.91
AcciOn Bolsa de Comercio de Santiago	2.08		2.08
Accion Bolsa Electrónica de Chile	2.44		2.44
Deceval S.A.	5.74	(a)	-
AC.H Colombia	3.67	(a)	-
Redeban Multicolor S.A	1.60	(a)	-
Cáamara de Compensacion Divisas de Col. S.A	3.19	(a)	-
Cámara de Riesgo Central de Contraparte S.A.	1.17	(a)	-
Bolsa de Valores de Colombia	0.48	(a)	-

(a) Corresponds to investments in other companies carried out by the subsidiaries in Colombia.

Funds Management

Subsidiaries Corpbanca and manages and administers assets held in mutual funds and other investment vehicles on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. At December 31, 2012 and 2011, the Bank does not control or consolidates any funds.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

d)        Non-controlling interest

The non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the Bank. The non-controlling interest is disclosed as a separate line item within equity in the consolidated statements of financial position and as a separate line item within the consolidated statements of income.

e)        Business Combinations and Goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the net identifiable assets acquired. Acquisition costs incurred are expensed and included in administrative expenses.

When CorpBanca and subsidiaries acquires a business, it assesses the identifiable assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and other relevant conditions at the date of acquisition. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is done in stages, the acquirer’s stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which you take control and recognize the resulting gain or loss.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Subsequent changes to the fair value of contingent considered as an asset or liability is recognized in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, either as profit or loss or as a change in other comprehensive income. If the contingent consideration is classified as equity, it should not remeasure until it finally settled as part of equity.

Goodwill is initially measured at cost, as the excess of the sum of the consideration transferred and the amount recognized for non-controlling interest in respect of the identifiable assets acquired and liabilities assumed net. If this proves consideration less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment. At the end of impairment testing, goodwill acquired in a business combination is allocated, from the acquisition date, to each of the cash generating units expected Group will benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

When goodwill forms part of a cash-generating unit and part of the operation within that unit is sold, the goodwill associated with the operation disposed of are included in the carrying amount of the operation when determining the gain or loss on the sale operation. The goodwill that is written off in this circumstance is measured based on the relative values of the sale and the retained portion of the cash-generating unit.

f)        Functional currency and foreign currency

The Bank and its subsidiaries, defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which it operates. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank makes the accounting records of both its branch in New York and Colombian subsidiaries to Chilean pesos from U.S. dollars and Colombian pesos, respectively, in accordance with guidelines established by the Superintendency of Banks and Financial Institutions, which are consistent with the Standard International Accounting Standard No. 21 “ The Effects of Changes in Foreign Exchange Rates”. All amounts in the Income Statement and the Statement of Financial Position are converted to Chilean pesos at the rate indicated in Note 1 g).

The presentation currency for the consolidated financial statements is the chilean peso, expressed in million pesos (MCh$).

g)        Foreign Currency

The Bank’s functional currency is the chilean peso, therefore, all balances and transactions denominated in currencies other than the chilean peso denominated considered “foreign currency”.

The Bank makes loans and accepts deposits in amounts denominated in foreign currencies, mainly in U.S. dollars and colombian peso.

The balances of the financial statements of the consolidated entities whose functional currency is the peso are translated to the presentation currency as follows:

g.1 Assets and liabilities, at the closing exchange rates of the financial statements.

g.2 The income and expenses and cash flows, using the exchange rate at the date of each transaction.
g3 Net assets at historical exchange rates.

The exchange differences arising from the conversion into pesos of balances in the functional currencies of the consolidated entities whose functional currency is the peso, are recorded under “Exchange differences on translation” in the Heritage category called “Valuation gains (losses)” to low balance the element to which correspond, at which time results are recorded.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

The amount of gains and losses net change includes the recognition of the effects of changes in the exchange rate with assets and liabilities denominated in foreign currencies and gains or losses on exchange of current and future transactions undertaken by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent value in pesos, calculated at exchange rate of $ 479.16 per U.S. $ 1 ($519.08 per U.S. $ 1 at December 31, 2011) for the case of the U.S. Dollar and exchange rate of $ 0.2711 per COP$1 colombian Peso, both at December 31, 2012.

The balance of MCh$30,696 for the period ended December 31, 2012, corresponding to the Foreign Exchange gains net shown in the Consolidated Statement of Income (Foreign Exchange loss net of MCh$26,783 in 2011), includes the recognition of the effects of the exchange rate variation in assets and liabilities in foreign currency or indexed to the exchange rate, and the result of operations conducted by the Bank change.

h) Definitions and classifications relevant

The assets include, for presentation purposes, according to their nature in the consolidated financial statements, the following items:

Cash and deposits in banks. This item includes cash, current accounts and deposits at the Central Bank and other financial institutions in the country and abroad. The amounts placed in overnight operations will continue to report on this item and the corresponding lines or items. If not given a special item for these operations, they are included with accounts that are reported.

Items in course of collection. This item includes values in exchange documents and transactions balances that, according to the agreement, payment is deferred asset purchase transaction or the delivery of foreign exchange purchased.

Trading portfolio financial assets. Includes portfolio of financial instruments for trading and investments in mutual funds that must be adjusted to fair value as instruments acquired for trading.

Investments under agreements to resell. This item shows the balances for purchases of operations pact instruments and securities lending, depending on whether transactions with domestic banks or other entities.

Derivative financial instruments. This category includes derivative contracts with positive fair values. Includes both independent contracts like derivatives that must and can be separated from a host contract and may be these trading or hedge, as defined below:

•	Derivatives held-for-trading. Corresponds to derivatives that are not part of a particular hedging relationship in which special accounting is being applied for the coating.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	Derivatives held-for-hedging. Corresponds to the derivatives being applied special hedge accounting.

Loans and receivables from banks. This item shows the balances of transactions with banks in the country and abroad, including the Central Bank of Chile, other than those reflected in the above categories. Not included in this category of debt instruments acquired for trading or investment third.

Loans and receivables from customers. Corresponds to loans, leasing and receivables that arise from business operations, owed by persons other than banks, excluding operations shown in items repurchase agreements and securities lending and derivatives contracts. It also includes debt instruments acquired for trading or investment third. It will also include in this category the provisions corresponding to loans and receivables to customers as a whole. These provisions relate to those discussed in Chapter B-1 “credit risk provisions” of the Compendium of Accounting Standards SBIF. Provisions for country risk referred to Chapter B-6 “country risk provisions” are included in liabilities (as well as country risk provisions on assets other than loans to customers). Similarly, also included in the special provisions on passive foreign loans referred to Chapter B-7 “special provisions for credits abroad” because, by their nature, cannot be treated as complementary accounts asset valuation. It is understood that when speaking of credits on the “outside” refers to appropriations for direct debit not residents of Chile.

Investment Instruments. These are classified into two categories: a) Financial investments available-for-sale and b) Held to maturity investments. The latter category will include only instruments that the entity has the ability and intent to hold to maturity, other instruments are included in the available for sale portfolio.

Investments in other companies. This item is included in equity investments and other investments, not consolidated, this according to accounting practice set out in letter c) “consolidation criteria”.

Intangible assets. Includes assets relating to goodwill (goodwill) and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. It will include all movable and immovable property has been acquired or constructed for the operation and provision of CorpBanca, including those acquired through leasing. This category also includes the renovations made to the leased premises, where appropriate activation.

Current taxes. Included in This Item interim payments that exceed the provision for income tax credits or other income tax, such as training expenses or donations to universities. Additionally, should include the estimated monthly payments for utilities to recover tax losses absorbed.

Deferred income taxes. Groups the receivables originated by the tax effect of temporary differences in the timing of recognition of the results according to financial criteria and tax accounting.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Other assets. Included in these category balances of assets for leasing, assets received in lieu of payment, and other assets that are not included in the items or lines explained above.

Liabilities include, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Current accounts and demand deposits. They include all demand deposits except savings accounts term, which by their nature are not considered special sight. It is understood that demand deposits are those for which payment may be required in the period, which is not considered in view transactions that become due on the day after the closing.

Items in course of collection. This category includes the balances on the purchase of assets that are not settled on the same day and sell currencies that are not yet delivered.

Investments under agreements to repurchase. We present the balances relating to operations under an agreement for sale of instruments and securities lending, depending on whether transactions with domestic banks or other entities

Time deposits and saving accounts. This item shows the balances of transactions catchment which has set a deadline after which they become payable. The term deposits that are due and have not been canceled or renewed will be presented in the deposits and other liabilities item in sight. Moreover, nontransferable time deposits to banks, will be shown in borrowings from banks.

Derivative financial instruments. This category includes derivative contracts with negative fair values. Includes both independent contracts like derivatives that must and can be separated from a host contract and may be these trading or hedge, as defined below:

•	Derivatives held-for-trading. Corresponds to derivatives that are not part of a particular hedging relationship in which special accounting is being applied for the coating.

•	Derivatives held-for-hedging. Corresponds to the derivatives being applied special hedge accounting.

Borrowings from financial institutions. Includes obligations to other banks in the country, with foreign banks or the Central Bank of Chile, with the exception of the obligations that are reported in the above categories, discussed above.

Debt issued. Includes items as for bonds with a) letters of credit, b) subordinated bonds c) current bonds.

Other financial obligations. Displaying credit obligations with others than other banks in the country or abroad or the Central Bank of Chile, for financing the business activity or operations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Current income tax provision. Corresponds to the provision for income taxes calculated using the tax results for the period, net of mandatory or voluntary prepayments and other credits that apply to this obligation. When the net is liable, the balance will be included in the assets.

Deferred income taxes. This item includes credit balances resulting from the tax effect of temporary differences in the timing of recognition of the results according to financial criteria and tax accounting.

Provisions. This category will include the following: a) Provisions for staff salaries and benefits, b) Provision for minimum dividends, c) Provisions for contingent loans d) Provisions for contingencies.

Other liabilities. This item includes liabilities of the financial institution not specified above, including the following concepts: a) Accounts and notes payable, b) dividends declared payable, c) Unearned income, d) Valuation adjustments for macrohedges d) other liabilities that are not included in the items or lines explained above.

Be included in shareholders’ equity, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Capital. Heading including principal paid, broken down into a) capital paid b) shares acquired by the bank itself.

Reserves. This item will include a) premium paid for shares, b) Other reserves from profits not c) reserves from profits.

Valuation gains (losses). We present valuation adjustments of available for sale investments, derivatives hedging cash flow, the effects of hedges of net investments in foreign and translation differences of foreign subsidiaries.

Retained earnings. They include the retained earnings that have not been dealt and that may be the subject of future dividends, the profit or loss and the amount related to minimum dividends (recorded as a liability of the institution).

The results of the period include, for presentation purposes, according to their nature in the consolidated financial statements under the following headings:

Interest income. Includes interest income and adjustments of assets, excluding adjustments for exchange rate fluctuations. Interest and adjustments of the instruments for trading are included under net income from financial operations.

Interest expense. Includes interest expense for the period corresponding to the interest and adjustments (excluding adjustments from changes in foreign currency) from operations of the entity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Income from service fees. This item comprises interest income for the period earnings generated by the services provided by the entity.

Expenses from service fees. This item comprises expenses for commissions earned in the period from operations.

Trading and investment income. This item shows the results for the financial transactions, other than those required in the areas of interest, fees and exchange results.

Foreign exchange gains (losses). This item shows the results accrued in the period for the maintenance of assets and liabilities in foreign currency or indeXed to the exchange rate, the results made by forex trading and the results of derivatives used for hedging foreign currency.

Other operating income. This item includes other income not included in the above categories, except for those that make the net balance of the items “ Income attributable to investments in other companies” and “Income taxes”.

Provisions for loan losses. We report net income for the formation and release of provisions for loan portfolios (Loans and receivables from banks and Loans and receivables from customers) and contingent loans, as well as income from recovery of loans written. The penalties, even if they do not obey the reasons that gave rise to provisions (debtor’s default), there shall be provided against the provisions made and, therefore, are not reflected separately in an item.

Personnel salaries expenses. This item includes accrued expenses in the period for remuneration and compensation to employees and other expenses arising from the relationship between the entity as an employer and its employees.

Administration expenses. This item includes concepts such as: a) General administrative expenses, b) Expenses for subcontracted services, c) Expenses of the Board, d) Advertising and publicity e) Taxes, contributions and payments.

Depreciation and amortization. Include depreciation of fixed assets and amortization of intangible assets.

Impairment. Includes impairment losses on investments in financial instruments, fixed assets and intangible assets. Impairment of loans and receivables are reflected in the “credit risk provisions”, while impairments of investments in subsidiaries are included under income from investments in companies.

Other operating expenses. This item includes other costs not included in the above categories, except for those that make the net balance of the items “Income from investments in subsidiaries” and “Income tax”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Income attributable to investments in other companies. Includes recognized term investments included under “ Investments in other companies”, the results from the sale of shares in them and any impairment of these assets.

Income taxes. Corresponds to net income or expense generated: income tax determined in accordance with tax regulations in force in the countries in which they operate the consolidated companies, the recognition of assets and liabilities and deferred tax benefit arising from the application of tax losses .

i) Operating segments

Corpbanca provides financial information by operating segments in accordance with IFRS 8 Operating segments (IFRS 8) to disclose information to enable users of its financial statements to evaluate the nature and financial effects of its business activities in which it engages and the economic environments in which it operates so as to:

•       Better understand the Bank’s performance
•       Better evaluate its future cash projections
•       Better judge about the Bank as a whole

In order to comply with the provisions of the International Financial Reporting Standard No. 8, the following are the business segments identified by CorpBanca, the results are the basis by which Senior management and the Board of Directors made the relevant management and analysis make decisions regarding the progress of the business operational, financing and investment of the same:

Commercial banking:

b.1
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industry, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions

b.2	Companies, includes a full range of financial products and services for companies with annual sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail banking:

b.3
Traditional and Private Banking offer, among others, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper segments. The Retail Banking includes consumer loans, personal loans, auto financing and credit cards.

b.4	The Consumer Division Banco Condell, offers among others, consumer loans, credit cards and mortgage loans to natural segments with incomes between Th$100 Th$ 600.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Treasury and International:

b.5	Primarily includes treasury activities such as financial management, funding, liquidity and international businesses.

Non-banking financial services:

b.6	Services rendered by our subsidiaries, which include insurance brokerage, financial advisory service, asset management and securities brokerage.

Colombia:

b.7
Includes various operations and businesses conducted by Corpbanca Colombia and Subsidiaries (Ex - Banco Santander Colombia) in that country, and are under the following four divisions: a) Commercial, b) businesses and institutions, c) Global Wholesale Banking and d)Treasury. Here are briefly these business units:

•
Commercial. i) Persons, consisting of massive income, medium and high, whose monthly incomes ranging from less than ThUS$1 and over MUS$14. ii) SMEs, including small and medium enterprises with annual billings below MUS$8. This segment consists of microentrepreneurs, with annual turnover less than ThUS$100, SMEs I General whose annual turnover is less than MUS$1, SMEs I Shops and Businesses with annual turnover between ThUS$100 and MUS$1 and SMEs II billing year between MUS$1 and MUS$ 8. iii) Universities, comprising public and private universities.

•
Businesses and institutions. i) Companies, comprising medium businesses with sales below MUS$67, and Large Companies with sales of over MUS$67. ii) Institutions, comprising public, private and financial, not included in the previous items.

•
Global Wholesale Banking. Includes customer relationship model international, also managing corporate clients and customers multilatinos, further including the management of the managements of Investment Banking and Infrastructure. Businesses with sales exceeding MUS$111.

•	Treasury. Includes table management clients and cash games, and activities conducted by Financial Management.

We present segment information relating to assets, liabilities and earnings, according to the main areas described in the Compendium of Accounting Standards for the SBIF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

j)         Investments under agreements to resell

Operations are conducted resale agreements as a form of investment. Under these agreements, purchases securities, which are included as assets under “ Investments under agreements to resell”, which are valued according to the interest rate of the covenant.

Operations are also conducted sale under repurchase agreements as a form of financing. In this regard, investments are sold subject to a repurchase obligation and that serve as collateral for the loan, part of the items of investment “Trading portfolio financial assets” or “ Financial investments available-for-sale”. The obligation to repurchase the investment is classified as a liability as “Investments under agreements to resell”, recognizing accrued interest and adjustments to the closing date.

k)         Criteria for measurement of assets and liabilities

The criteria for measuring assets and liabilities recorded in the accompanying statement of financial position are as follows:

•      Assets and liabilities measured at amortized cost:

The concept of amortized cost of a financial asset or a financial liability is the initial measurement of the asset or liability adjusted for incremental costs (in more or less as applicable) by the systematically recognized in the profit and loss accounts the difference between the initial amount and the maturity amount corresponding to maturity.

In the case of financial assets, amortized cost also includes corrections to its value for impairment they experienced.

In the case of financial instruments, the systematically recognized in the consolidated income statement are recorded by the effective rate method. The effective interest rate is the rate that equals the value of a financial instrument to all its estimated cash flows of all kinds through its residual life.

•       Assets measured at fair value:

Fair value of an asset or liability is the amount for which an asset could be exchanged or a liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective evidence of the fair value of an asset or liability is the price that would be paid in an active market (“quoted price” or “market price”).

When there is no quoted market price in an active market to determine the amount of the fair value for a certain asset or liability, the price established in recent transactions of similar instruments is considered in order to estimate its fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Where it is not possible to determine the fair value of a financial asset or liability, which is valued at amortized cost.

In additionally, according to what is indicated in Chapter A-2 “or further limitations to the use of general criteria” Compendium of Accounting Standards, banks may not appoint to value assets and liabilities at fair value, replacing the general criteria amortized cost.

The consolidated financial statements have been prepared on the basis of general criteria amortized cost except:

•	Derivative financial instruments are measured at fair value.
•	The assets available for sale are measured at fair value, when this is less than its carrying value less costs of realization.
•	The trading instruments are measured at fair value.
•	Investment securities held for sale are measured at fair value.

•      Assets valued at cost

For acquisition cost means the cost of the transaction for the acquisition of the asset, less any impairment losses that have experienced, if any.

1) Trading portfolio financial assets

Trading securities are securities acquired with the intention of generating a profit from price fluctuations in the short term or through brokerage margins, or are included in a portfolio in which a pattern of short profit taking term.

Trading instruments are measured at fair value in accordance with market prices or valuation models using the closing date of the statement of financial position. Gains or losses from adjustments to fair value measurement, as well as the results of trading activities, and accrued interest and adjustments are reported as “Trading and investment income, net” in the income statement.

All purchases and sales of trading securities to be delivered within the time period established by regulation or market convention are recognized at trade date, which is the date it commits to purchase or sell the asset.

m) Investment Instruments

Investment instruments are classified into two categories: Held to maturity investments and Financial investments available-for-sale.

The category of “Held to maturity investments” includes only those securities that the Bank has the ability and intent to hold until maturity. The remaining investments are considered available for sale.

Investment securities are initially recognized at cost, which includes transaction costs.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The instruments available for sale are subsequently measured at fair value based on market prices or valuation models use, less impairment losses. Gains or losses arising from changes in fair value are charged or credited to equity accounts. When these investments are sold or impaired, the amount of the fair value adjustments accumulated in equity is transferred to income and reported under the line “Trading and investment income, net”.

Held to maturity investments are recorded at cost plus accrued interest and adjustments, less provision for impairment when the carrying amount exceeds the estimated recoverable amount.

Interest and adjustments of investments held to maturity and available for sale instruments are included under “Interest income”.

Investment instruments that are subject to hedge accounting are adjusted for hedge accounting rules, see letter n) of this note to the financial statements.

Purchases and sales of investment instruments to be delivered within the time period established by regulation or market convention are recognized at trade date, which commits to purchase or sell the asset.

The Bank has evaluated its portfolio classified under the headings “investments held to maturity and Financial investments available-for-sale”, to see if there are indicators of impairment. This assessment includes economic evaluations, credit rating of issuers in debt and the intention and ability to hold these investments Administration to maturity. Based on the evaluation of Directors believes that these investments do not have evidence of impairment.

n) Financial derivative contracts

Financial derivative contracts including foreign exchange forwards and forwards in unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments are initially recognized at cost (including transaction fees) and are subsequently measured at fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when is negative under line item “Derivative financial instruments” within the assets and liabilities section.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and economic characteristics are not clearly related to those of the host contract such host contract is not being recorded at fair value through profit or loss.

On the inception of derivatives contract, these should be designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

Changes in fair value of financial derivative contracts held for trading are included in “Trading and investment income, net” in the income statement.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

If the derivative is classified as a hedge, it may be (1) a hedge of the fair value of recognized assets or liabilities or firm commitments, or (2) a hedge of cash flows related to assets or liabilities existing or forecasted transactions. A hedging relationship for hedge accounting purposes, must meet all the following conditions: (a) at the inception of the hedging relationship is formally documented hedging relationship, (b) the coverage is expected to be highly effective (c) the effectiveness of the hedge can be measured reasonably and (d) the hedge is highly effective in relation to hedged risk on an ongoing basis throughout the hedging relationship.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in income. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in income. When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in income.

The amounts recognized directly into equity are recorded as earnings for the same periods in which the hedged asset or liability would affect the income.

When making a fair value hedge interest rate for a portfolio, and the hedged item is an amount of currency instead of assets or liabilities, the earnings or losses from fair value measurement of both the hedged portfolio and the hedging derivative are recognized effect on earnings, whereas the associated measurement of the asset/liability at fair value of the hedged portfolio is presented in the balance sheet under “Other assets “ or “Other liabilities”, depending on the position of the portfolio cover at a time.

Financial derivative contracts which have compensatory effects across subsidiaries in a set of consolidated financial statements are offset in the consolidated balance sheet only when the subsidiaries have both a legally enforceable right to set off the amounts recognized in those

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

instruments, the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

o) Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

Dividends received from investments in other companies are recognized in income when the right to receive them has been entitled, and are presented under item; “Income attributable to investments in other companies”.

Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the consolidated statements of income based on criteria that differ according to their nature. The main criteria are:

•	Income/expenses arising from transactions or services that are performed over a period of time are recorded over the life of such transactions or services.
•	Income/expenses originated by a specific act are recognized when the specific act has occurred.
•	Those relating to financial assets or liabilities that are recognized at the time of collection.

Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

Loan arrangement fees

Financial fees arising in the arrangement of loans, primarily origination fees, research and information, should be accrued and recognized in income over the life of the loan. In the case of commitment fees are recognized immediately in the income share of the related direct costs incurred in arranging for such operations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

p) Impairment

The Bank and its subsidiaries use the following criteria to evaluate impairment, if they exist:

Financial assets

A financial asset is assessed at the end of each reporting period to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.
An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are assessed individually to determine whether objective evidence of impairment exists. The remaining financial assets are included in groups with similar credit risk characteristics and are collectively assessed for impairment.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale that has been recognized in other comprehensive income is reclassified from equity to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recognized. In the case of financial assets carried at amortized cost and those debt instruments classified as financial assets available for sale, the reversal of impairment losses is recorded in income.

Non-financial assets

The Banks carrying amount of non-financial assets, excluding investment properties and deferred taxes are regularly reviewed to determine whether there is any indication that the asset may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. In the case of goodwill and intangible assets with indefinite useful lives or that are not ready for their intended use their recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior periods are assessed at each reporting date with the aim to find any indication that the loss has decreased or disappeared. An impairment loss is reversed only

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

to the extent that the asset’s values which may not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested to determine whether there is an impairment, annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, a loss is recognized impairment. The impairment losses relating to goodwill cannot be reversed in future periods.

q) Property, plant and equipment and leases

The components of fixed assets are measured at cost less accumulated depreciation and impairment losses.

The above cost includes expenditures that are directly attributable to the acquisition of such assets. The construction phase cost includes the cost of materials and direct labor, and any other costs directly attributable to the asset process to become fit for use.

In case of an item of fixed asset possesses a different life, they will be recorded as separate items (major components of the fixed asset item).

Depreciation is recognized in the income statement based on the straight-line method, this over the useful lives of each part of an item of fixed assets. Assets associated with leased assets are depreciated over the shorter of the lease and their useful lives unless it is sure it will obtain ownership by the end of the lease period.

This item includes the amount of buildings, land, furniture, vehicles, computer equipment and other facilities owned by the consolidated or acquired under fmance leases. Assets are classified according to their use:

Property, plant and equipment for own use

Fixed assets for own use (including, among others, tangible assets received by the consolidated entities for the liquidation of all or part of financial assets representing receivables from third parties and give providing continuing use as well as being acquired under a fmance lease) are carried at cost, less accumulated depreciation and, where applicable, estimated losses resulting from comparing the carrying amount of each item with its recoverable amount.

For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets in exchange for their award.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value. The land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives to the fixed assets that comprise its total assets:

Item	Useful life (Years)
Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recognize in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the consolidated statements of income in future years on the basis of the new useful lives.
Maintenance expenses are recorded as an expense in the period in which they are incurred.
Assets leased out under an operating lease - Operative Leasing

They consist of contracts where CorpBanca or his subsidiaries act as lessee and the contract classifies under operating leasing - the payments are recorded as expenses. At the end of the contract any additional payments required by the landlord it will be recorded as expenses of the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Financial leases - leasing contracts

They consist of leases which grant the tenant the option to purchase the leased asset at the end of the contract. The sum of the present value of the installments that they will receive from lessee in addition to the purchase option is recorded as a third party financing are shown under loans and accounts receivable. Assets acquired for leasing operations are presented under “Other assets” at acquisition cost.

r)        Loans and receivables from customers and banks

They are non-derivative financial assets with fixed or determinable fees that are not quoted in an active market and which CorpBanca does not intend to sell immediately or in the short term, measured at amortized cost using the method of the effective interest rate.

When the Bank is the lessor in a lease and transfers substantially all the risks and benefits incidental to the leased asset, the transaction is provided in loan placements.

s)        Factoring Loans

The Bank makes factoring transactions with customers, through which they receive invoices and other commercial instruments representing claims, with or without responsibility, anticipating the assignor a percentage of total amounts receivable from the debtor transferred documents. These loans are valued at acquisition value of the credits. The price difference of the receivables, accrued over the period of financing. The responsibility for the payment of claims is the transferor.

t)        Leasing Loans

Accounts receivable for leasing contracts, included under “Loans and receivables from customers”, corresponding to the periodic rent contracts that meet the requirements to be classified as financial leases and are stated at their nominal value net of unearned interest at year end.

u)        Allowances for loan losses Individual and group provision

The allowances required to cover the risk of losses of loans, loans, credit exposures, and contingent loans, should be determined and recognized on a monthly basis, considering the types of existing provisions, the evaluation models used and the types of operations.

The evaluation models, criteria and procedures to perform an overall assessment of credit risk and to determine the amount of provision to be recognized, are approved by the Bank’s Directors Committee and are defined in the Credit Policy; in accordance with the regulations and instructions of the Superintendency of Banks and Financial Institutions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Processes and compliance of the Policy are evaluated and supervised according to internal control procedures in order to ensure compliance and to maintain an adequate level of provisions that would cover losses attributable to expected and incurred impairment.

Allowances are referred to as “individual” when corresponding to debtors that are individually evaluated, as considering their size, complexity or level of exposure making it necessary to analyze them in detail and, are referred to as “group” when corresponding to a large number of operations with similar characteristics whose amounts are not individually significant and relate to individuals or small-size companies.
Allowances are classified as: Individuals

•          Individual allowances over normal portfolio
•          Individual allowances over substandard portfolio
•          Individual provisions on default portfolio

Group

•          Group allowances over normal portfolio
•          Group allowances over default portfolio.

i) Individual Allowances

Individual assessment means that credit assessment is necessary when dealing with companies whose size, complexity or level of exposure with the Bank, is necessary to analyze and get to know them in detail.

The classification methodology is based on provisions and regulations of the Superintendency of Banks and Financial Institutions for this purpose, assigning risk categories to each debtor, according to the following details:

Normal Compliance portfolio. Applies to debtors whose ability to pay and fulfill their obligations and commitments haven’t displayed any signals that may change this condition, according to the economic and financial situation. The classifications assigned to this portfolio are the categories ranging from Al to A6. Notwithstanding the above, the Bank must maintain a minimum provisioning rate of 0.5% on loans and contingent loans portfolio.

Substandard portfolio. Includes debtors with financial difficulties or who have presented significant deterioration on their ability to pay and for which there is reasonable doubt about the full repayment of principal and interest on agreed contractual terms, showing a low margin to meet its short-term financial obligations. Part of this portfolio consists of debtors who in recent times have presented over 30 days delinquency. The ratings assigned to this portfolio are the categories that range from B1 to B4.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Defaulted Portfolio. Includes debtors and their loans for which recovery is considered remote, given that they display a deteriorating or no ability to pay. They are part of this portfolio those debtors where clear indications of a possible bankruptcy exist, those that require a forced restructuring of debts and any debtor where a delay less than 90 days in the payment of interest or principal exists. The ratings assigned to this portfolio are the categories ranging from Cl to C6.

As part of the individual analysis of the debtors, the Bank classifies its debtors in the three categories above, assigning percentages of provisions regulated by the Superintendency of Banks and Financial Institutions to be applied to each of the individual categories, according the following:

Portfolio Type	Category of Borrower	Probability of default (%)	Loss given default (%)	Expected loss (% Allowances)
Normal Portfolio	Al	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000

Substandard Portfolio	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	92,5	32,17500
	B4	45,00	92,5	43,87500

For the portfolio in default, the Bank according to the Superintendency of Banks and Financial Institutions, must maintain the following levels of reserves:

Portfolio Type	Risk Scale	Range of Expected Loss	Allowances %
Defaulted Portfolio	C1	More than 0 up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

ii) Allowances Group

Group evaluations require the formation of groups of loans with similar characteristics, in the type of debtors and conditions agreed, with the objective of establishing the payment behavior of the group in question including such factors as the treatment of recoveries.

The constitution of provisions methodology is based on experience, underlying the payment behavior for each homogeneous group of debtors and recovery of collateral and collection actions, to directly estimate a percentage of expected losses applied to the amount of credits of the respective group.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Among the credits evaluated in groups, there are two states, normal and non-compliance. The portfolio includes loans in default for 90 days or more.

Additional Provisions

The Bank constitutes additional provisions in accordance with Section 9 of Chapter B-1 of the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions, recorded as a liability (see letter z) “provisions and contingent liabilities”). These provisions were constituted in order to safe keep against risk and predictable macroeconomic fluctuations that may affect a sector, industry or group of debtors, in order to anticipate reversal situations in a expansive economic cycles in the future, that could reflect deteriorating conditions of the economic environment and, thus, function as an anti-cyclical mechanism of accumulation of additional provisions when the scenario is favorable and releasing or assigning specific provisions when environmental conditions deteriorate.

These provisions must be approved by the Board of Directors, the Bank must have documented procedures and criteria and explaining unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector.

At December 31, 2012 and 2011, the Bank has additional provisions for its portfolio of commercial, consumer and mortgage debtors required by the Superintendency of Banks and Financial Institutions (see note 20 to the Consolidated Financial Statements).

v) Impaired loan portfolio and write-offs

The impaired loan portfolio includes those loans (heading “Loans and receivables from banks” and “Loans and receivables from customers”) on which there is concrete evidence that debtors will not meet some of their contractual payment obligations — regardless of the possibility to collect the amounts due by referring to the collaterals - by exercising legal collection actions or by agreeing different contractual conditions.

However, debtors subject to individual assessment should be considered in the impaired portfolio when classified in any of the categories of “Portfolio in Default”, as well as B3 and B4 categories of “Substandard portfolio. “Equally, as debtors subject to group evaluation, the impaired portfolio includes all loans in default portfolio.

Based on above, the Bank will incorporate and maintain these loans in the impaired loan portfolio while debtors’ behavior or payment capacity has not changed, without prejudice to the fact that writing off credits individually make take place under the write-off conditions indicated below.

Impairment identification is provided on a monthly basis in a centralized manner by the Risk Classification and Provision System, as defined in the Credit Policy, which is consistent with the standards issued by the SBIF.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•         Write-offs

As a general rule, write-offs must be made when the contractual rights over cash flows expire. For loans, even when the foregoing has not occurred, write-offs must be made against the respective asset balances in accordance with Title II, Chapter B-2, “charge-off and written off loans “of the SBIF’ s Compendium of Accounting Standards.

The write-offs remove the asset corresponding to the relevant transaction from the Statement of Financial Position, including the portion that may not have become due in the case of an installment loan or a leasing transaction (there are no partial write-offs).

Write-offs must always be recorded through a charge against the loan loss allowances established as prescribed in Chapter B-1 of the Compendium of Accounting Standards, whatever the cause of the write-off may be.

Write-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the write-off must be recorded when the arrears on an installment or portion of a loan in a given transaction reaches the time limit for write-off stipulated below:

Type of loans	Deadline
Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans	48 months

The deadline corresponds to the time elapsed since the date in which all or part of the debt in arrears became due.

•         Recovery of charged-off asset

Subsequent payments that were obtained by punished operations are recognized in results as loan recoveries, under “credit risk provisions”, netting the provision expense for the year.

In the event that there are real recoveries, the profit income will be recognized by the amount by which they are incorporated into the asset, as described in Chapter B-5 “Assets received in lieu of payment of obligations” of the Compendium Accounting Standards. The same approach will be followed if the leased property to recover after the write-off is a leasing operation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•         Renegotiation of Charged-off transactions

Renegotiations of written-off credits shall not originate income, for as long as the operation continues to be classified as impaired; whereas any payments so received must be treated as recoveries of written-off credits.

A renegotiated credit may only re-enter the assets if it ceases to be classified as impaired, also recognizing the credit as recovery of written-off credits. The same criteria should be followed in the event that a loan is granted to pay a write-off.

w) Contingent Asset and liabilities

Contingent loans are those operations or commitments in which the bank assumes a credit risk upon committing itself before third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients..

The bank and its subsidiaries keep a record of the following balances -related to commitments or to liabilities of its own line of business- in memorandum accounts: Collaterals and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other contingent loans.

The balances of such Contingent loans are considered at closing of each financial statement in order to determine the credit risk provisions required under Chapter B-1 “Credit Risk Provision” of the Compendium of Accounting Standards of the SBIF, the amounts must be computed according to a risk exposure factor, according to the following table:

Type of contingent loan	Exposure

a) Collaterals and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Bank vouchers	50%
e) Inter-bank vouchers	100%
f ) Freely disposable lines of credit	50%
g) Other credit commitments:
- Superior (university) study credits - Law N°20,027	15%
- Other	100%
h) Other Contingent loans	100%

Nevertheless, in case of operations with clients with loans in default as described in section B-1, such exposure shall be always equivalent to 100% of its contingent loans.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

x)         Provisions for contingencies loans

The Bank has recorded in memo accounts, balances related to commitments or responsibilities from business: Endorsements and guarantees, documentary letters of credit, performance bonds, letters of guarantee interbank credit lines freely available, other loan commitments and other contingent claim.

The balance of those contingent claims is considered at the end of each financial statement, with the objective to determine the credit risk provision required under Chapter B-1 of the Compendium of Accounting Standards according to the methodology detailed in Note No. 1 u).

y)         Income and Deferred taxes

The Bank and its affiliates have recognized an expense for income tax at the end of each period, the above according to the current tax regulations (Note 15 of these Financial Statements).

The income tax expense for the year is calculated by adding the current tax resulting from the implementation of the relevant tax rate to the taxable year (after applying the tax deductions that are allowable) and the change in assets and liabilities by deferred taxes that are recognized in the accounts of consolidated income.

Assets and liabilities by deferred taxes include temporary differences at the amount expected to be payable or recoverable on differences between the book value of assets and liabilities and their corresponding tax values as well as negative tax bases clearing and tax credits not applied for tax deductions. These amounts are recorded as temporary differences by applying the appropriate tax rate that is expected to be recovered or settled.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The deferred tax effects of temporary differences between the tax and the balance sheet are recorded on an accrual basis in accordance with IAS 12 “Income Taxes.”

The Bank recognizes, as appropriate, deferred tax liabilities for the estimated future tax effects attributable to differences between the book values of liabilities and their tax values. The measurement of deferred tax liabilities are made based on the tax rate, according to current tax law, as applied in the year deferred tax liabilities are realized or settled. The future effects of changes in tax legislation or in tax rates is recognized in deferred taxes from the date the law approving such changes is published.

At December 31, 2012 and 2011, the Bank has recognized deferred tax assets, so the bank has said that it is possible to get future tax benefits that allow the use of temporary differences on tax losses existing at end of each period.

Law No. 20,455, published in “Diario Oficial” on July 31, 2010, established that the rate of income tax class of business will increase from the current rate of 17% to 20% for business year 2011, 18.5% for the business year 2012 and by 17% from the business year 2013 and beyond.

On September 27, 2012, was published in the Official Journal of Law No. 20630 which “Perfect Tax and Finance Reform Education Reform”, which aims to achieve greater revenues to fund education, creates a relief economic middle class, encourage growth and improve the current tax system. Among the changes, is the increase in the income tax rate from 17% to 20%, which applies to count from 1 January 2013.4 .

z) Provisions and contingent liabilities

Provisions are reserves where there is uncertainty about their amount or maturity. These provisions are recognized in the Statement of Financial Position when the following requirements are met:

•	It is a real obligation as a result of past events, and

•	Up to the date of the financial statements it is likely to CorpBanca or its subsidiaries an outflow of resources to settle the obligation and the amount of these resources can be measured reliably.

A contingent liability is any liability, arises from past events whose existence will be confirmed only through one or more uncertain future events occurring not under the control of the entity and/or its subsidiaries

Provisions (which are estimated based on the best information available on the consequences of the event giving rise to them and are re-estimated at each balance sheet) are used to meet the specific

_________________________
4 For tax effects of subsidiaries in Colombia, the tax rate in effect at the date of these financial statements amounted to 33%.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

obligations for which they were originally recognized to the reverse, in whole or in part when such obligations cease to exist or decrease.

Provisions are classified according to the obligations covered, to be effect of these financial statements, the following:

•         Benefits and compensation of personnel
•         Mandatory Dividends
•         Contingent Loans Risk
•         Provisions for contingencies (including country risk, additional allowances and other)

aa) Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated to the assets are transferred to third parties:

1.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the consolidated statements of financial position and any rights or obligations retained or created in the transfer are simultaneously recorded.

2.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the consolidated statements of financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

a)	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b)	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

3.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases - the following distinction is made:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

a)
If the assigning entity does not retain control of the conveyed financial assets: it is written-off the balance sheet and any right or obligation withheld or created as a consequence of such transfer is recognized

b)
If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the balance sheet for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset. The net value of the asset conveyed and the associated liability is the amortized cost of the rights and obligations withheld, (if the conveyed asset is measured according to its amortized cost), or according to the fair value of the rights and obligations thus obtained, (if the conveyed assets are measured at their fair value).

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties. Similarly financial liabilities are only write off of the balance sheet when the obligations that they generate are extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

bb) Employee Benefits5

Vacation expense

The annual cost of employee vacations and benefits are recorded on an accrual basis.

Short term benefits

Regarding the short-term benefits, these correspond to current liabilities as measured by the undiscounted amount that the Bank expects to pay as a result of the unused entitlement.

Other long-term benefits

Correspond to remuneration (other post-employment benefits, termination benefits and equity compensation benefits) which will be applied within twelve months of the end of the period in which the employees render the related service. The amount recognized as a liability, it is the total net present value of the obligations at the end of the reporting period minus the fair value at the close of the reporting period of plan assets (if any) which the obligations are settled directly.

Retirement Plans

For defined benefit plans of retirement, the cost of benefits is determined using the method of projected credit units, with actuarial valuations performed at the end of each year. In this connection, actuarial gains and losses that exceed 10% of the greater of the present value of the Bank’s obligation to defined benefit and fair value of plan assets at the end of last year are amortized over the expected working life half of the participating employees. The past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight line basis over the average period until the benefits become vested.

The benefit obligation of pension plans recognized in the statement of financial position represents the present value of defined benefit obligations adjusted for actuarial gains and losses unrecognized past service cost not recognized, and reduced by the fair value of the plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to it.

cc) Debt instruments issued

Financial instruments issued by Corpbanca and Subsidiaries are classified in the Consolidated Statement of Financial Position under “debt instruments” through which the Bank has an obligation to deliver cash or another financial asset to the holder, or to satisfy the obligation by exchanging fixed amount of cash or another financial asset for a fixed number of equity shares, if applicable.

_________________________
5Practices related with i) Other Long-term benefits and ii) retirement plans, benefits are only granted by the Colombian subsidiaries, including those via consolidation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

After initial measurement, the obligation is valued at amortized cost using the method of the effective interest rate. Amortized cost is calculated taking into account any discount, premium or cost directly related to the issue.

dd) Intangible assets

Intangible assets are identified as non-monetary assets (separate from Other assets) without a physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities. These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits. The cost of intangible assets acquired in business combinations corresponds to their fair value at the acquisition date.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses.

ee) Cash and cash equivalent

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the Bank’s consolidated income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as investing or financing activities.

The cash flow statement has been considered as cash and cash equivalent balances “Cash and deposits in banks” plus/minus the net balance of “Items in course of collections”, shown in the State of Financial Position, plus trading portfolio financial asset and held for sale with high liquidity and insignificant risk of changes in value, with a maturity not exceeding three months from the date of purchase and resell agreements that are in this situation. It also includes investments in fixed income and mutual funds, which in the Statement of Financial Position are presented along with Trading portfolio financial instrument. The balances of cash and cash equivalents and its reconciliation with Cash Flow Statement are detailed in Note 5 of these financial statements.

The preparation of the cash flow statements takes the following items into account:

a)
Cash flows: the inflow or outflow of cash and cash equivalent short-term investments of high liquidity and low risk of changes in value, understanding as such the balances in items such as: Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

b)	Operating activities: correspond to normal activities performed by the Bank, as well as other activates that cannot be classified as either investments or financing.

c)	Investment activities: correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

In the period 2012 has incorporated the line “Acquisition of Banco CorpBanca Colombia, S.A. net of cash acquired” which includes net cash outlay for the purchase of companies Corpbanca Colombia S.A. and Corpbanca Investment Trust Colombia S.A. in the amount of MCh$458,292 and MCh$18,066 respectively, as shown in note 12.

ff) Use of estimates

The preparation of the financial statements requires management to make estimates, judgmentand assumptions that affect the application of accounting policies and the balances reported for assets and liabilities, the disclosure of asset or liability contingencies as of year-end, as well as income and expense accounts. Actual results may differ from these estimates.

The relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, revenues, expenses and uncertainties. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In certain cases, SBIF rules and generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are written-off when management determines that a loan or a portion that is uncollectible, in accordance with the legal requirements issued by the SVS, this chapter through B-2 “Credits damaged and punished”. Write-offs are recorded as a reduction of the provisions for loan losses.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, are described as concepts used in the following notes:

•     Useful life of tangible and intangible assets (Notes 13, 14, 31).
•     Goodwill valuation (Notes 12, 13, 31)
•     Provisions (Nota 20)
•     Provisions for loan losses (Notes 10, 28)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•     Fair value of assets and liabilities (Note 34)
•     Contingencies and commitments (Note 22).
 •     Impairment losses on certain assets (Notes 9, 10, 11, 31).
•     Assets and liabilities at fair value (Notes 6, 8, 11, 34).
•     Income and deferred taxes (Note 15)

During the twelve month period ended December 31, 2012 there were no significant changes in the estimates made at the end of 2011, other than those shown in the Consolidated Financial Statements.

gg) Mandatory dividends

The Bank recognizes as a liability (provision), the portion of net income to be distributed in compliance with the Corporations Law (30%) or pursuant to its dividend policy, which states that by 2012 will be distributed as dividends an amount not less than 50% of net income, decision adopted at shareholder meeting in February 2012. By 2012 the bank provisioned 50% of their profits for the year 2011, the Bank recorded a provision for 30% minimum set by the Law. This provision is recorded as a reduction in “Retained earnings” included in “Accrual for mandatory dividends” in the Statements of Changes in Shareholders’ Equity.

hh) Assets received in lieu of payment

Assets received in lieu of payment are measured at the lower of initial carrying amount and net realizable value, i.e., its fair value (independent appraisal) less the necessary maintenance costs and costs to sell. The net realizable value shall be determined in accordance with current market regulations, and should correspond to the fair value less the necessary maintenance costs and costs to sell. Write-offs are required by the regulatory entity SBIF, if the asset is not sold within one year of receipt.

That net realizable value of an asset is determined reasonably according to prevailing market conditions, should correspond to fair value less costs to maintain and alienate.

ii) Leasing Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee. When the Bank acts as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the consolidated statements of financial position.

When the Bank act as lessees, they show the cost of the leased assets in the consolidated statements of financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option).

These assets are depreciated using similar criteria to those applied to fixed assets for own use (see letter q practice “Property, plant and equipment and leases”“). In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the consolidated statements of income so as to achieve a constant rate of return over the lease term.

Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor. When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment and leases”. These assets are depreciated according to the policies adopted for physical assets (see letter q practice “Property, plant and equipment and leases”) and the income from operating leases is recorded on a straight line basis under “Other operating income” in the consolidated statements of income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

jj) Non-current assets held-for-sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value and fair value minus cost of sale. Impairment losses on initial classification of assets held for sale and subsequently, gains and losses on revaluation are recognized in earnings. Gains are not recognized if they exceed any cumulative loss.

As of December 31, 2012 and 2011, the Bank has not classified any non-current assets as held for sale.

kk) Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2011 and 2012 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

ll) Assets under management and investment funds managed by the Bank

The assets managed by Corpbanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A. which are owned by third parties are not included in the consolidated statements of financial position. The relevant management fees are included in “Fee and commission income” in the consolidated statements of income.

mm) Consolidated statement of changes in consolidated Shareholders’ equity.

The consolidated statement of changes in shareholders’ equity included in these consolidated financial statements presents the total changes of the shareholders’ equity during the year.

•	Adjustments due to changes in accounting principles.

•	Net income of the year.

•	Other changes in equity, among which include distributions of income, capital increases, provision of minimum dividends, paid dividends in addition to other increases or decreases in equity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

This information is presented in two statements: the consolidated statement of comprehensive income and statement of changes in equity.

Consolidated statement of comprehensive income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in other comprehensive income.

Accordingly, this statement presents

a)	Consolidated Statement of Income for the period.

b)	The net amount of income and expenses recognized temporarily in equity as adjustments recorded as “valuation accounts”.

c)	The deferred income tax arising from the information mentioned before except for adjustments of exchange differences and derivatives coverage for overseas investment.

d)	Total of the consolidated income and expense recognized, calculated as of the sum of the preceding letters, showing separately the amount attributed to the Bank and for non-controlling interest.

Statement of changes in Shareholders’ equity

The Consolidated Statement of Changes in Shareholders’ Equity presents all the changes occurring in net equity, including those arising from accounting changes and correction of errors. Accordingly, this statement provides a reconciliation of the beginning and ending balance of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

a)
Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

b)	Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

nn) New accounting pronouncements

i)	Circular SBIF:

At the date of issuance of these consolidated financial statements the new accounting pronouncements that have been issued by the Superintendency of Banks and Financial Institutions (“SBIF”) are as follows:

a) Circular to issuing financial statements at December 31, 2012

Between January 1st and date of issuance of these financial statements, no accounting pronouncements issued by the SBIF.

ii)	Accounting standards introduced by the International Accounting Standards Board (IASB)

a) The following amendments to standards have been adopted in these financial statements:

Amendments to Standards	Effective date
IAS 12, Income Taxes — Deferred tax: Recovery of underlying assets	Annual periods beginning on or after January 1, 2012.
IFRS 7, Financial Instruments: Disclosures — Disclosures - Transfers of financial assets	Annual periods beginning on or after July 1, 2011.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. The amendments provide an exception to the general principle in IAS 12 Income Taxes that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the principle when deferred tax assets or deferred tax liabilities arise from investment property measured using the fair value model in IAS 40 Investment Property and for investment property acquired in a business combination if it is subsequently measured using the fair value model in IAS 40. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The amendments to IAS 12 should be applied retrospectively requiring a retrospective restatement of all deferred tax assets or deferred tax liabilities within the scope of the amendment, including those that were initially recognized in a business combination. The effective date of the amendments is for annual

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

periods beginning on or after January 1, 2012. Earlier application is permitted. Bank management said the new rule was adopted in the consolidated financial statements for the period beginning on January 1, 2012, estimating that these changes have had an impact on the accounting policies for the period.

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued Disclosures — Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosure) that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption permitted. Disclosures are not required for comparative periods before the date of initial application of the amendments.

Bank Management estimated that this new standard will be adopted in the consolidated financial statements for the period beginning on January 1, 2012. It is estimated that these changes have had an impact on the accounting policies for the period.

b) New and revised IFRS in issues but not yet effective

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Involvement in Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Effective date:
IAS 1, Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments.. presentation — Clarified	Annual periods beginning on or after January

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

requirements for offsetting of financial assets and financial liabilities	1, 2014
IFRS 7, Financial Instruments: Disclosures — Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after January 1, 2013.
IFRS 10, Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities — Transition Guidance	Annual periods beginning on or after January 1, 2013
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	Annual periods beginning on or after January 1, 2014

IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets and is effective from 1 January 2013 with early adoption permitted. IFRS 9 specifies how an entity shall classify and measure its financial assets. This Standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9. The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first part of Phase 1 of the Board’s project to replace IAS 39. The other phases, impairment and hedge accounting, are not yet completed.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39. In other words, fmancial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

The amendments are effective for annual periods beginning on or after January 1, 2015, allowing early application. The Superintendency of Banks and Financial Institutions instructed beforehand not to apply this Standard but adopt following their mandatory application date. Management is currently evaluating the potential impact of the adoption of these amendments.

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC — 12 Consolidation — Special Purpose Entities. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC — 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC — 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. IFRS 11 classified joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. NIIF 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IAS 27 (2011), Separate Financial Statements

IAS 27 Consolidated and Separate Financial Statements have been amended for the issuance of IFRS 10 but retain the current guidance for separate financial statements.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

the beginning of the annual period in which the Standard is adopted, Bank current situation as determined by the Administration.

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted.

The Bank’s management believes that this new standard will be adopted in the consolidated financial statements for the period beginning on January 1, 2013. Management believes that considering the characteristics of this amendment will not have an impact on the measurement and recognition of the components of profit or loss and other comprehensive income on the date of initial application of these amendments.

Amendment to IAS 19, Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

Management believes that this new standard will be adopted in the Group’s financial statements for the period beginning on January 1, 2013.

Amendment to IAS 32, Financial Instruments: Presentation

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board CFASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013 and 2014, respectively.

Amendment to IFRS 7, Financial Instruments: Disclosures

NIIF 7 Financial Instruments: Disclosures was amended to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendments are effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013.

Amendments to IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Involvement in Other Entities — Transition Guidance

On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities (Amendments to IFRS 10, 11-RS 11, and IFRS 12). The amendments are intended to provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12 by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods. The effective date of these amendments, annual periods beginning on or after 1 January 2013, is aligned with the effective dates of IFRS 10, IFRS 11 and IFRS 12.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2013.

Investment Entities — Amendments to IFRS 10 — Consolidated Financial Statements; IFRS 12 — Disclosures of Involvement in Other Entities and IAS 27 — Separate Financial Statements

On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an ‘investment entity’, such as certain investment funds. Instead, such entities would measure their investment in particular

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

subsidiaries at fair value through profit or loss in accordance with IFRS 9 ‘Financial Instruments’ or IAS 39 ‘Financial Instruments: Recognition and Measurement’.

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted.

Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2014.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 2 - ACCOUNTING CHANGES

During the twelve months period ended December 31, 2012, were been no significant accounting changes that affect the presentation of these financial statements.

NOTE 3 - SIGNIFICANT EVENTS

At December 31, 2012, there were the following significant events that have influenced the operations of the Bank and its subsidiaries or in the financial statements:

CORPBANCA

a. Board of Directors

Þ	The Board of Directors dated January 24, 2012 it was agreed to designate as CorpBanca CEO Mr. Fernando Massu Tare, a position which shall commence on February 6, 2012.

Additionally Mr. Massu has resigned as Director to take on this new role, resignation which has been accepted by the Board of Directors as of this date.

Þ	The Board of Directors of CorpBanca dated February 2, 2012, it was agreed to communicate to the public, as significant event, the following matters:

1.
Mr. Alvaro Saieh Bendeck resigned as Director and Chairman of the company, which was accepted by the Board. Along with this, he realized that Mr. Saieh maintain their connection to the Bank on issues of strategic development, control and new business.

2.	We proceeded to appoint as directors replacements of directors waived Messrs: Alvaro Saieh Bendeck and Fernando Massu Tare, to Messrs: Rafael Guilisasti Gana and Francisco Mobarec Asfura.

3.
Resigned two alternate directors Messrs. Hector Valdes Ruiz and Juan Rafael Gutierrez Avila, which were accepted by the Board of Directors and was appointed as alternate directors replacements Mrs. Maria Catalina Saieh Guzman and Mr. Charles Naylor del Rio.

4.
Was appointed as Chairman of the Board of Directors and the Bank to Mr. Jorge Andres Saieh Guzman, as Senior Vice President Mr. Fernando Aguad Dagach and as Second Vice President Mr. Jorge Selume Zaror.

5.
It has agreed to quote General Meeting of Shareholders on February 28, 2012, to deal with matters within its competence, among others, at such meeting approved the financial statements, a decision on the proposal of the Board of distribute 100% of the net income for the year 2011 amounting to $122.849.272.708 amount to be distributed as a dividend which amounts to $0.490694035734966 per share. If approved the distribution of dividends, they would be paid once the said Board Meeting. In case of approval as set out above, shall be

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

entitled to such dividends, the shareholders who are registered in the register of shareholders with 5 business days prior to the date of conclusion of the Annual General Meeting of Shareholders.

Þ	At the General Meeting held on Tuesday, February 28, 2012 was appointed the following directors and alternate replacements:

Directors Replacements: Francisco Leon Delano, Ana Holuigue Barros, Rafael Guilisasti Gana y Francisco Mobarec Asfura.

Replacements Alternate Directors: Maria Catalina Saieh Guzman y Charles Naylor del Rio.

b. Options

Þ	At December 31, 2012, the Bank has options buying and selling foreign currency in accordance with the following:

Option	Type	Nominal USD

Purchase	Call	110,884,995
	Put	131,859,168
Sale	Call	188,859,168
	Put	40,058,827

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c.     Sanctions and admonitions

-    There are no penalties or warnings to the date of these financial statements.

d.     Contribution capital

-
The Board of Directors meeting dated March 13, 2012, it was agreed to communicate to the public, as material, the summons to Extraordinary General Meeting of Shareholders to be held on April 10, 2012 in the corporate offices, to rule on the following materials:

1.
To rescind the non placed the capital increase approved by the Extraordinary Meeting of Shareholders of the Bank held on January 27, 2011, this increase being reduced to the actually subscribed and paid. This part is not placed amounts to 14,542,815,984 shares registered in the Securities Register dated February 22, 2011 under No. 1/2011.

2.
Increase the share capital through the issue of 48,000,000,000 cash shares, nominative, a series and no par value, price and other conditions which the Board may amend Article Fifth and Permanent and Transitory One of the Bylaws for adjust to the resolutions adopted by the Board, and as agreed in the said Board of Directors Meeting, the capital increase is part of the investment made in CorpBanca Colombia occasion of the acquisition of Banco Santander Colombia S.A (now Bank CorpBanca Colombia).

-	The Extraordinary General Meeting of Shareholders held on April 10, 2012 it was agreed:

1.	To rescind the non placed the capital increase approved at the Extraordinary General Meeting of the Bank, held on January 27, 2011, being reduced the capital to 250.358.194.234 shares.

2.	Increase capital of MCh$507,108, divided into 250,358,194,234 ordinary shares fully subscribed and paid through the issuance of 48,000,000,000 ordinary shares of no par value payment.

-
In Extraordinary Board of Directors Meeting of Corpbanca dated May 10, 2012, it was agreed to communicate, as material, the agreement of that session adopted in the exercise of the powers were delegated by the Extraordinary General Meeting held on April 10, 2012. This agreement is as follows:

Set at $ 6.25 (six point twenty-five dollars) the price of each of the 43,000,000,000 cash shares, without par value common to be offered preferentially to shareholders under the agreed issue in the Extraordinary General Meeting shareholders referred.

It is stated, as reported by notice published on May 4, 2012 in the newspaper La Tercera, preferential option period will be extended for a period of 30 days from the May 11, 2012 and up to June 9, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

-         It was reported as an significant event dated May 22, 2012, the following6 :

a.	In extraordinary shareholders Corpbanca (hereinafter the “Bank”) held on April 10, 2012 agreed to increase the Bank’s capital by issuing shares for payment 48,000,000,000 no par value.

b.
The Board of Directors meeting dated May 10, 2012, and was authorized under the Extraordinary Shareholders referred to in subparagraph (a) above the Bank’s Board agreed to issue and preferably offer to shareholders, shares payment 43,000,000,000 ordinary, no par value, from within those agreed to issue at the meeting. The fixed price for each share is $ 6.25 (six point twenty-five dollars) beginning the period of first refusal on May 11, 2012.

c.
To this date, under the capital increase referred to in the preceding, have subscribed and paid for 15,633,600,000 shares amounting to MCh$97,712 according to the exchange rate at the date of signing to approximately MUS$200 of which the equivalent MUS$100 are paid by the “economic group Santo Domingo from Colombia and MUS$100 are paid by companies related to CorpGroup, as a group controller CorpBanca (hereinafter the “Group controller”).

Additionally, the controller advised the Bank Group by letter dated May 22, that within approximately 12 days from this date and time of issue of the authorization of the regulatory bodies, subscribed and paid shares additionally approximate the sum equivalent to MUS$148.

d.
They have complied with the following requirements of the S&P authorization dated March 30, 2012, Corpbanca to acquire Banco Santander Colombia S.A including its subsidiary Santander Investment Valores S.A. and Santander Investment Trust Colombia S.A.: It is paid for the capital increase in the amount equivalent to $ 200, the rate of capital adequacy of the Bank considering the said acquisition is over 10% and has signed supervision agreement between the Superintendent before cited and Superintendency Financial Colombian.

e.
The Controller Group reported also by letter of that date addressed the Colombian regulations prohibiting CorpBanca to acquire more than 95% of Banco Santander Colombia SA, the Group Controller directly buy shares in Banco Santander Colombia SA in the amount of approximately MUS$52 acquisition will materialize, as stated in that letter, within a period not exceeding the expected June 30, 2012.

-	The Extraordinary General Meeting of Shareholders held on November 6, 2012, it was agreed:

•	To rescind the non placed the capital increase approved at the Extraordinary General Meeting of the Bank held on 10 April 2012, being capital reduced to 293.358.194.234 shares.

_________________________
6 Communication related letter f) below, entitled “Agreement with Banco Santander Espafia for acquisition of companies in Colombia.”

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•	Increase capital of MCh$638,234, divided into 293,358,194,234 ordinary shares fully subscribed and paid through the issuance of 47,000,000,000 ordinary shares of no par value payment’

e. Profit Sharing

-
The Board of Directors meeting dated February 2, 2012, it was agreed to communicate to the public, as material, which has agreed to quote General Meeting of Shareholders on February 28, 2012, to discuss among other matters their mandate, the proposition of the Board of Directors to distribute 100% of the net income for the year 2011 amounting to MCh$122,849 amount to be distributed as a dividend which amounts to $0.490694035734966 per share. If approved the distribution of dividends, they would be paid once the said Meeting of Shareholders. In case of approval as set out above, shall be entitled to such dividends, the shareholders who are registered in the share register with 5 business days prior to the date of conclusion of the Annual General Meeting of Shareholders (the situation was approved by Board cited above).

f. Agreement with Banco Santander Espana for acquisition of companies in Colombia

-
By letter dated March 10, 2012, the SBIF authorized to CorpBanca to acquire Banco Santander Colombia S.A. including its subsidiary Santander Investment Valores Colombia S.A. and Santander Investment Trust Colombia S.A. and Santander Insurance Agency Limited.

The acquisition would take place in two stages, the first of them, 51% of the bank’s actions in Colombia and the second to complete the 94.94% and societies Santander Investment Trust S.A. and Santander Insurance Agency Ltd.

For the acquisition of the first stage, this authorization is set as preconditions CorpBanca perform and be paid a capital increase in the amount of at least MUS$200, which at the date of the operation rate of capital adequacy is at least 10%, which is authorized by the Central Bank and is in force an agreement between the SBIF monitoring and Colombian Financial Superintendency.

For the acquisition of the second stage, were established as preconditions to be paid the capital increase to comply with capital adequacy ratio of 10% and which is authorized by the Central Bank.

Finally, communicates that on March 22, 27 and 28, were published in the newspaper La Tercera, notices of summons to Extraordinary Shareholders CorpBanca for April 10, 2012 in which it will be considered by the shareholders, among other matters, the capital increase will be paid by issuing 48,000,000,000 cash shares, nominative, a series and no par value.

-	Regarding the Purchase Agreement signed on December 6, 2011, by which CorpBanca agreed to acquire Banco Santander Colombia S.A (BSC), including its subsidiary Santander Investment

_________________________
7 Information in letter b) “Capital Increase” Note 39 “Subsequent Events”.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Valores Colombia S.A. communicates that on May 29, 2012, CorpBanca takes control of BSC, through the acquisition of 51% shares of the Bank.

As provided in such contract, the remaining shares to complete the 94.94% stake, the maximum allowable under Colombian regulations, shall be made during the month of June 2012.

-
Agreement Regarding the aforementioned acquisition, communicates that on June 22, 2012, CorpBanca acquired an additional 40.93% of BSC, which happens to have a 91.93% of the shares of that bank. Also Inversiones Corp Group Interhold Ltda. has acquired on the same date 7.39% of BSC.

-
In Extraordinary Session of Board of Directors of CorpBanca dated December 6, 2011 was agreed to authorize the signing of the agreement with Banco Santander S.A, a company established in Spain, whereby, CorpBanca acquire, on the terms set out below indicate, participation shareholding indicated that holds the Santander Group in the following companies, all companies incorporated under the laws of Colombia and exercising their turn in that country:

•     Banco Santander Colombia S.A.
•     Santander Investment Valores Colombia S.A.
•     Santander Investment Trust Colombia S.A.
•     Agencia de Seguros Santander Limitada.
•     Santander Investment S.A.

The transaction is subject to obtaining regulatory approvals of the relevant authorities in Chile and Colombia.

As noticed in the Board of Directors Meeting, the transaction is expected to be made during the first half of 2012.

CorpBanca acquire 95% stake in Banco Santander Colombia S.A, maximum allowed by law in that country for an individual shareholder Interhold Corp Group Interhold S.A. acquire at least 2.85% of it, plus the shares acquired by Santander Group under IPO “delisting” that under Colombian law is made.

Additionally, CorpBanca directly and indirectly acquire 100% of the share capital of companies or corporate of societies Santander Investment Valores Colombia S.A., Agencia de Seguros Santander Limitada y Santander Investment Trust Colombia S.A, Corp Group Interhold S.A. acquires directly or indirectly, 100% of Santander Investment Colombia S.A.

The entire acquisition made Corpbanca and CorpGroup be for approximately up to MUS$1,225 over Libor dollar 180 days increased by 1% per annum, of which the price will CorpBanca by banking companies and financial aforementioned amount to the approximate amount of MUS$1,155 and will pay Corpgroup be in the amount of up to MUS$70, plus interest both noted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

At the date of this release, Banco Santander Colombia SA had a market share in the country of 2.7% in loans and 4.7% interest on public deposits. The Bank’s assets amounted to the sum of approximately MUS$4,000 and its loan portfolio was approximately MUS$2,570.

In response to the limits set by the General Banking Act for such investments in companies abroad, CorpBanca, referring to the acquisition and prior to making the investment, you should make an increase in capital by approximately equivalent MUS$450.

g. Agreement with Helm Bank SA for acquisition of companies in Colombia

-
On October 9, Corpbanca received communication Corp Group Holding Inversiones Limitada, by stating that it has signed an agreement under which it was agreed to acquire up to 100% of the shares of Helm Bank S.A and all its subsidiaries and Helm Corredor de Seguros S.A, all entities operating in the Republic of Colombia.

Corp Group Holding Inversiones Limitada through HB Acquisition S.A.S, a company incorporated under Colombian law (the “Purchaser”), entered into a Purchase Agreement (the “Agreement”) with Inversiones Tim& S.A.S, Inversiones CarrOn S.A.S and Comercial Camacho GOmez S.A.S (the “sellers”), subsidiaries of Helm Corporation and owners of approximately 91% of the common shares of Helm Bank S.A (“Helm Bank” or the “Bank”), under which it was agreed to purchase by the Purchaser up to 100% of the ordinary shares and shares with preferential dividend and without right to vote Helm Bank S.A also be subject to the acquisition, all subsidiaries of Helm S.A (the “Transaction”).

Additionally, we agreed to acquire from Corpbanca (Chile) 80% of Helm Corredor de Seguros S.A.

The contractual position of the Buyer will be transferred before the closing date of the transaction, Banco Corpbanca Colombia S.A for the acquisition of Helm Bank S.A and its subsidiaries and Corpbanoa (Chile) to purchase of Helm Corredor de Seguros S.A.

In effect Corp Group Holding Inversiones Limitada will promote the adoption of the respective agreements both Corpbanca (Chile), and Banco Corpbanca Colombia S.A for the above acquisitions.

Helm Bank SA is a bank that operates in the Republic of Colombia, which at the date of the release, had a market share of 4.0%, total assets of MUS$6,643 in July 2012, loans of MUS$4,610, total deposits of MUS$4,510 and shareholders’ equity of MUS$739.

The acquisition agreement includes a price for 100% of the shares of Helm Bank S.A of MUS$1,278.6, subject to an adjustment of US$210,181 for each day that elapses between January 1, 2013 (if that date has not occurred closure) and the closing date of the Transaction. The price for the acquisition of 80% of the Helm Corredor de. Seguros, is the sum of MUS$17,12.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

To realize the effects of the transaction will promote a capital increase in Corpbanca (Chile) in the amount equivalent to MUS$600. The recent announcement by the International Finance Corporation, IFC to invest in Corpbanca is part of this increase (see letter i) below).

Additionally, it will promote a capital increase in Banco Corpbanca Colombia S.A for an amount close and not exceeding MUS$1,000. As part of the transaction is contemplated that the sellers will concur in this capital increase, with funds from the price received, with the subscription and payment of the equivalent of about MUS$440. Also be encouraged to attend with Corpbanca subscription and payment by an amount close to MUS$285. The remainder will be subscribed by other investors.

The acquisition agreement further contemplated that:

1.	After the closing of the Transaction and in accordance with existing rules, Helm Bank S.A and Banco Corpbanca Colombia S.A will merge to operate in the Republic of Colombia as a single bank.

2.
From this date, any shareholder who owns shares of Helm Bank S.A may accede to the Acquisition Agreement to carry out the sale of its common shares on the terms and price conditions that have been agreed between the parties to the Agreement.

3.
In the contract it is contemplated that the improvement of the Transaction is conditional upon (i) obtaining regulatory approvals in the respective countries, (ii) obtaining resources from Corpbanca Chile through a capital increase operation, and (iii) other customary conditions for this type of business.

4.
Within 90 days after the close of the transaction, will be encouraged to make a Banco Corpbanca Colombia S.A takeover bid for 100% of the shares with preferential dividend and without right to vote Helm Bank SA at a price per share that will be informed the general public at closing of the Transaction. This price shall in any case equivalent to the price per common share agreed in the Contract.

5.	Agreements and other customary conditions for this type of agreement.

Additionally, will enter into a Shareholders Agreement that includes provisions customary for transactions of this kind, relating to transfer of shares, conformation Board of Directors and Committee, supermajorities, best practices and related operations.

Operation is expected to be closed during the first quarter of 2013.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

h.      Bank Bond Issue

Current bonds

During 2012 the Bank placed bonds, UF 6,220,000 and MCh$2,500 according to the following breakdown:

mnemonic	Amount		Date Posted	maturity	Emission rate	Type	currency	country issue
BCORAD0710	UF	10,000	25-01-12	01-07-2015	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	2,650,000	30-01-12	01-07-2017	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	2,500,000	31-01-12	01-07-2017	3.00	SENIOR	UF	CHILE
BCORAF0710	UF	1,060,000	14-03-12	01-07-2017	3.00	SENIOR	UF	CHILE
	UF	6,220,000
BCOR-O0110	MCh$	2,500	01-03-12	09-07-2015	6.30	SENIOR		CHILE
	MCh$	2,500

Subordinated Bonds

During 2012, the Bank has placed subordinated bonds for UF 9,280,000, according to the following breakdown:

mnemonic	Amount		Date Posted	maturity	Emission rate	Type	currency	country issue
UCORBN0710	UF	350,000	24-02-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
UCORBN0710	UF	300,000	07-03-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
UCORBF0710	UF	500,000	03-06-12	01-07-2032	4.00	SUBORDINATE	UF	CHILE
UCORBP0710	UF	1,500,000	03-06-12	01-07-2042	4.00	SUBORDINATE	UF	CHILE
UCORBJ0710	UF	5,500,000	31-10-12	01-07-2036	4.00	SUBORDINATE	UF	CHILE
UCORBN0710	UF	1,130,000	29-10-12	01-07-2040	4.00	SUBORDINATE	UF	CHILE
	UF	9,280,000

i.      Others

-
On October 4, 2012, the Controller Corp Group Banking SA informed CorpBanca significant event informed the SVS, indicating that it has signed an agreement with International Finance Corporation “IFC”, whereby it was agreed that entity’s income as a shareholder of CorpBanca through subscription of shares in the first issue, to stay with a shareholding of 5%.

IFC is a World Bank entity with presence in 80 countries, aimed at promoting sustainable way of private sector investment in emerging markets. IFC is comprised of 182 members and is internationally recognized as an entity with high international standards in matters of corporate governance, commitment to transparency, good practices and environmental stewardship.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA ASESORIAS FINANCIERAS S.A.

a. Board of Directors

-
On May 7, 2012, submitted his resignation as Director Mr. Cristian Canales Palacios. In Ordinary Session Board of Directors No. 190 of 23 May 2012, was appointed as Director agrees Mr. Jose Francisco Sanchez Figueroa.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Board of Directors

-
In extraordinary board meeting dated February 2, 2012, proceeded to appoint as Chief Executive Officer (surrogate) of the company for the period between 13 and 17 February 2012 to Ms. Cristina Derpsch Gebhard. Also resolved to convene Annual General Meeting of Shareholders of the company for the day February 28, 2012 at the company offices.

-	In Regular Board of Directors meeting held on March 13, 2012, proceeded to appoint as Chairman of the Board and of the company Mr. Gustavo Arriagada Morales and Vice President Mr. Andres Garcia Lagos.

-
In extraordinary Board of Directors meeting held on April 18, 2012 it was agreed to appoint as the new Chief Executive Officer of the Company to Ms. Lorena Cecilia Ramis Contzen, who will take office on Monday, April 23, 2012.

b. Profit Sharing

-
In Twenty-Seventh Annual General Meeting of Shareholders, held on February 28, 2012, agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to their shareholding, remembering empower the Board of Directors of the company to define the date of payment to shareholders of dividends. It is further agreed, revoke and renew the entire membership Board of Directors of the company, appointing new directors as to Messrs: Gustavo Arriagada Morales, Jorge Hechenleitner Adams, Andres Garcia Lagos, Gerardo Schlotfeldt Leighton and Pablo De la Cerda Merino.

-
On December 26, 2012 were paid cash dividends on the distribution of profit for the year 2011 in the amount of MCh$3,472, as agreed at the Twenty Seventh Annual General Meeting of Shareholders, as mentioned in the previous point.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
As of December 31, 2012 and 2011

c. Mutual Fund Portfolio adjustments

-
On July 24, 2012 proceeded to make adjustments to the portfolio of Mutual Fund called Corp Eficiencia, fund administered by the company, because there were discrepancies in excess of 0.1% of the portfolio on its recovery considering market rates, that in accordance with Circular No. 1990, in Title II, letter a), in relation to Circular No. 1579, both issued by the SVS.

This has led to a change in the value of the quotas for the indicated series issued by the mutual fund and the returns thereon, between the dates listed in the following table:

Fund	Share Value 23/07/2012	Share Value 24/07/2012	Variation %
CORP EFICIENCIA SERIE M1	2.258,83	2.259,60	0,034
CORP EFICIENCIA SERIE M2	1.380,70	1.381,17	0,0343
CORP EFICIENCIA SERIE M3	1.409,04	1.409,54	0,0356
CORP EFICIENCIA SERIE M4	1.021,80	1.022,17	0,0359
CORP EFICIENCIA SERIE APV	1.099,16	1.099,56	0,0363

d. Fondo Mutuo Corp Asia Pacifico Settlement

In view of the provisions of ordinary trades numbers 12,512 and 14,074 dated 22 May and 7 June 2012 respectively and the Exempt Resolution No. 242 dated June 15 of this year, all of the SVS, liquidation order regarding Fondo Mutuo Corp Asia Pacifico, as well as the stages of such liquidation, Corpbanca Administradora General de Fondos S.A. informs its customers that it has executed the following:

•	On July 6, 2012 was notified by registered letter to fund shareholders about the fact of the settlement and its start date.

•	In date cited in the previous point, there was a publication in the newspaper La Tercera, communicating the fact of the settlement and its start date.

•	Since last July 23, 2012, proceeded, in the shortest possible time, the performance of the fund’s assets.

•	On July 26, 2012, proceeded to distribute the money among the participants that were a result of the conduct.

•
With the same earlier contributors were informed about the delivery and payment of the final deal, doing this to them that have investments in the fund and have not made any movement, it may request the corresponding view of their investments in the Corpbanca branch that suits them best until the day August 27, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Having complied and thus far, with all the measures ordered in Exempt Resolution No. 242 to the liquidation of the fund.

e. Others

-	During 2012 the Board of Directors decided to develop two new activities to date had not been subject to the business plans of previous years:

•
Active management of investment funds in terms that allow it to Articles 220 and following of Law 18,045 of Securities Market Law No. 18,815 on Investment Funds and the rules established by the SVS, including funds private investment.

•	Active portfolio management of third in the terms permitted by Circular No. 1894 of the SVS.

CORPBANCA CORREDORES DE BOLSA S.A.

a. Profit Sharing

-
In Nineteenth Annual General Meeting of Shareholders held on March 30, 2012, agreed to distribute the net income for 2011, amounting to MCh$6,640, agreeing to authorize the Board of Directors to set the date of payment to shareholders of dividends. This dividend was paid to shareholders on October 4, 2012.

-
In Seventeenth Extraordinary General Meeting held on September 26, 2012, agreed to distribute retained earnings at 31 December 2011, amounting to MCh$7,076, authorizing the Chief Executive Officer of the company to within 30 working days counted from this date appropriate to realize the payment of dividends by the concept. This dividend was paid to shareholders on 04 October 2012. In the same Board agreed to reduce the current capital of the Company, since the sum of MCh$74,799, divided into 1,111,721 common shares, nominative and without par value, the sum of MCh$38,514, divided into 1,111,721 ordinary shares thereof, registered, no par value, which implies an effective reduction of the share capital in the amount of $ MCh$36,285.

CORPBANCA CORREDORES DE SEGUROS S.A.

a. Profit Sharing

-
In Fifteenth Annual General Meeting of Shareholders held on April 24, 2012, agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to its shareholding, which will result in the payment of $ 404, 73235229, for action. This dividend was paid to shareholders on August 17, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AGENCIA DE VALORES S.A.

a. Approval of financial statements, appointment of external auditors and other

-
On February 27, 2012, was held the Third Annual General Meeting of Shareholders, which was approved in the annual balance sheet for the year and other financial statements for the year ended December 31, 2011, the account movements capital, the Report of the External Auditors, the destination of the net income for the year of 2011, the appointment of the external auditors, and proceeded to the total renovation of the Board of Directors which was composed by Patricio Jose Eguiguren Murioz, Gustavo Alberto Favre Dominguez and Pablo Ignacio Herrera Abalos.

CORPLEGAL S.A.

a. Board of Directors

-	The board meeting held on November 5, 2012, was appointed Chief Executive Officer Mr. Gustavo lrarrazaval Tagle., Replacing Mr. Jaime Cordova Fernandez.

SMU CORP S.A.

a. Board of Directors

-
On January 18, 2012, SMU Corp. S.A received communication from Mr. Mario Chamorro Carrizo (Director), addressed to the Chairman of SMU Corp S.A, in which it announced his resignation as Director of the Company, which sought to give effect as of that date. This was informed to the SBIF, dated January 20, 2012, as a significant event.

-	At the General Meeting of Shareholders, dated April 24, 2012, is named new director Ms. Pilar Dariobeitia Estades, replacing the resigned director Mr. Mario Chamorro Carrizo.

b. Capital Increase

-
By deed dated August 10, 2011, increased the share capital, which amounts to MCh$8,000 divided into 10,000 registered shares of one series and no par value, being a new capital of MCh$16,000, divided into 20,000 shares of one series and no par value. Such increase shall be subscribed by shareholders CorpBanca (51%) and SMU SA (49%), not producing the entry of new shareholders or changes in shareholding.

Capital is aware of the following: CorpBanca MCh$1,550 in August 2011, MCh$2,530 in March 2012 and SMU S.A MCh$1,490 in August 2011, MCh$2,430 in March 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

BANCO CORPBANCA COLOMBIA S.A. (Before-BANCO SANTANDER COLOMBIA S.A)

a. Board of Directors

-	In Board dated March 20, 2012, with a record number 3,575, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

•	Luis Rodolfo Camarena Torres, to Vice President of Risk

•	Claudia Patricia Velez Restrepo, to Vice President of Human Resources.

•	Pedro Orellana Pifieiro, to Vice President in charge of Retail Banking and SME.

•	Carmen Martinez Briongos, to Vice President in charge of Media, and

•	Pedro Isidro Saenz Regalado, to Vice President of Wholesale Banking.

Accepted the resignations earlier proceeded to make the following appointments, made unanimously:

•	Maria Victoria Urreta Sagarduy, as new Vice President of Risk, Legal Representation under the bylaws so provide for the office of Vice President, replacing Luis Camarena Torres.

•	Claudia Patricia Velez Restrepo, as new Vice President of Retail Banking and SME, legal representation under the bylaws provide for the office of Vice President, replacing Pedro Orellana Pifieiro.

•
Lilian Rocio Barrios Ortiz, as new Vice President of Media and Quality Legal Representation in accordance with the bylaws so provide for the office of Vice President, replacing Carmen Martinez Briongos.

•	Javier Barrenechea Parra, as new Vice President of Treasury, Legal Representation accordance with the bylaws so provide for the office of Vice President, replacing Camilo Yepes.

•	Andrea Arizala Escamilla, new Human Resources Director, replacing Claudia Patricia Velez.

•	Andres Felipe Caballero Garcia, new Director of Corporate and Institutional Banking, replacing Pedro Saenz Regalado.

-	In Board dated July 31, 2012, with a record number 3,579, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

•	Alfredo Sanchez Belalcazar, to Vice President Legal and Secretary General.

Accepted the resignation earlier proceeded to make the following appointments for the purposes of legal representation and general secretary, carried unanimously:

•	Andrea Victoria Arizala Escamilla, Director of the Vice President of Human Resources.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

•     Andres Felipe Caballero Garcia, to Vice Director of Corporate Banking and Institutions.

•     Cesar Augusto Rodriguez Martinez, running for the position of Secretary General.

-	In Board dated September 25, 2012, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following appointment:

•     Eduardo Ruiz, to internal auditor.

b. Changes in shareholding

-
By letter dated March 30, 2012, the SBIF authorized to CorpBanca Chile to acquire: “Banco Santander Colombia SA” which includes its subsidiary “ Santander Investment Valores Colombia S.A.”, “ Santander Invesment Trust Colombia S.A.” and “ Agencia de Seguros Santander LTDA “. Divided into two stages, the first stage was conducted in the month of May with the acquisition of 51% and the second stage in the month of June with the acquisition of 40.93% to 91.93% complete one.

-
On 29 June, “Banco Santander Colombia S.A” acquired 94.5009% of “ Santander Invesment Trust Colombia S.A.”, developing activities primarily through investment trusts, management, and real estate collateral.

c. Changes name

-	With Deed 2008 August 9, 2012 of Notary 23 of Bogota D.0 (Colombia), changes its name to Banco Santander Colombia S.A, for Banco Corpbanca Colombia S.A may use the acronym Banco Corpbanca.

With Deed 2033 of August 10, 2012 of Notary 23 of Bogota D.0 (Colombia) changed its name to Santander Investment Valores Colombia S.A Sociedad Comisionista de Bolsa for Corpbanca Investment Valores Colombia S.A Comisionista de Bolsa.

With Deed 2034 of August 10, 2012 of Notary 23 of Bogota D.0 (Colombia), changes its name to Santander Investment Trust Colombia S.A Sociedad Fiduciaria, by Corpbanca Investment Trust Colombia S.A Sociedad Fiduciaria may also advertise under the acronym Corpbanca Investment Trust or Corpbanca Sociedad Fiduciaria.

d. Changes in reserves

-
Special meeting of shareholders on December 20, 2012, which is authorized to increase the authorized capital of the Bank in order that it be for MCOP$488,731, leaving by placing a total of 514,178,224 common shares and registered and that they will make an issue of shares not subject to preemptive rights to be offered to shareholders Corpbanca and Inversiones CorpGroup Interhold Limitada, and other third previously authorized by the Financial Superintendence of Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The increase of the authorized capital was MCOP$250,000, equivalent to 476,090,723 shares, from MCOP$238,731 at the close of December 31, 2011 to MCOP$488,731 at December 31, 2012.

Additionally, authorized to have retained earnings for the years 2010 and 2011, these being MCOP$147,922, to increase the legal reserve development of decree 1771 of 20128 .

e. Issue of bonds/debt

-
Once you have placed the minimum amount required by law quota issuance program overall ordinary or subordinated bond initially approved by the ordinary shareholders’ meeting on March 24, 2011 to request an amendment to it, and make a amendment or addendum thereto in such case to increase that share in the sum of 1.1 billion colombian pesos (MCOP$1,100,000), to reach an overall quota of up to 1.5 billion colombian pesos (MCOP$1,500,000), and for loans to be made based on it, can be directed to the general public, resident or non-resident in Colombia, including but pension funds and severance.

It authorized an amendment to the issuance or issuances of ordinary bonds or subordinate to the sum or total of MCOP$500 (U.S. dollars of the United States of America) to place in the international market and that placements are made with based on them are directed to residents or non-residents of Colombia.

f. Others

During the year 2012 was issued by the Financial Superintendence of Colombia regulations to apply from 2013, which are explained below:

-
Providers prices for valuation. With Circular 050, November 30, 2012 was modified external circulars 006, 033 and 039 of 2012, where instructions are given to evaluate investments using the information provided price providers.

-	Tax reform (Law 1607 of December 26, 2012).

Here are the main changes Colombian tax regimes for 2013 and following years, introduced by Law 1607 of December 26, 2012:

Income Tax and complementary. It modifies the rate on the taxable income of legal persons to 25% from January 1, 2013.

_________________________
8 Decree by which measures are taken to strengthen the capital of credit institutions. The measure remains at 9% minimum solvency level and introduces a new basic solvency measurement of 4.5%, which must meet the Basic Capital Ordinary (BCO), comprised of instruments with the highest capacity to absorb losses. This measure aims to bring the local regulations to international standards, which seek to have a capital that can respond to the financing needs in case there are problems and measuring risks accurately estimate exposure faced by an entity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Income tax for equity CREE9 . Is created from January 1, 2013 the income tax for equity. This tax is calculated based on gross income less income not constituting income, expenses, deductions, exempt income and windfall profits, at a rate of 8%. For the years 2013, 2014 and 2015, the applicable rate will be 9%.

Waiver of Contributions. It exempts legal persons reporting the income tax and supplementary payment of contributions to tax in favor of Servicio Nacional del Aprendizaje - SENA and the Institute Colombiano de Bienestar Familiar - ICBF, for workers who earn, individually, to ten (10) statutory minimum wage. This exemption begins from the moment you implement the system of withholding taxes for the collection of income tax for equity CREE (and in any case before 1 July 2013).

Accounting Standards. It states that for tax purposes only referrals tax rules contained in accounting standards, will remain in place during the four years following the entry into force of the International Financial Reporting Standards. Consequently, during the time mentioned, the tax bases of the items to be included in the tax returns continue unchanged. Also, the requirements of accounting treatments for the recognition of special tax situations lose force as of the date of application of the new accounting regulatory framework.

Obligation to report consolidated financial statements by business groups. It states that no later than June 30 of each year, business groups or duly registered business in magnetic media must submit to the Dirección de Impuestos y Aduanas Nacionales financial statements, together with the exhibits thereto.

_________________________
9 Income tax for equity, which replaces the payroll contributions that currently carry out all companies that hire workers. This event will tax revenue collection that is suitable increase the equity of taxpayers in the taxable year or period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

NOTE 4 - BUSINESS SEGMENTS

The segments information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the highest Bank authority on the operation’s decision making are in accordance with IFRS 8, Operating Segments.

The Bank’s business activities are primarily situated in the domestic market and have strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its customers and trading partners. The four reporting business segments are Commercial Banking, Retail Banking, Treasury and International and Non-banking Financial Services. The Bank manages these reporting segments using an internal profitability reporting system. Together with the above, adding a geographical disclosure on transactions submitted by the Bank in Colombia, this through the acquisition of Banco Corpbanca Colombia and subsidiaries, detailed situation described above. Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial Banking

•
Large, Corporate, and Real Estate Companies Division includes companies that belong to the major economic groups, specific industries, and companies with sales over US$30 million; this division also includes real estate companies and financial institutions.

•	Companies - includes a full range of financial products and services to companies with sales under US$30 million. Leasing and factoring have been included in this business segment.

Retail Banking

•
Traditional and Private Banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments. Lower Income Retail Banking - offers, among other products, consumer loans, credit cards and mortgage loans to the traditionally underserved low-to-middle income segments.

•	The Consumer Division Banco Condell offers, among others, consumer loans, credit cards and mortgage loans to individuals with income segments between Th$100 and Th$600.

Treasury and International

•	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Non-Banking Financial Services

•	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

Applies to business operations and incurred by Banco CorpBanca Colombia and subsidiaries in that country, the main business carried out in this country comes from individuals and SMEs Banking, Banking and Treasury businesses and institutions.

The report segments are determined by the Bank on the basis of the different business units, which differ primarily by the risks and returns that affect them.

The Bank’s business activities are under the following four vice: Commercial (People, SMEs and Universities), Enterprises and Institutions, Global Wholesale Banking and Treasury.

CorpBanca Colombia has been identified as a separate operating segment, this based on the business activities described above, their operating results are regularly reviewed by the chief operating decision-making of such entity, being the basis for deciding on resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The characteristics of each segment are described below:

Commercial

•
Personal. Comprising massive income with incomes below Th$1, average incomes with incomes between Th$1 and Th$3, high incomes with incomes between Th$3 and Th$ 14 and Preferred Banking whose incomes exceed Th$14. For this bench there is a broad portfolio of products depending on the needs of each client, highlighting transactional products (checking, savings, debit cards, online), credit products (consumer credit lines, credit cards, quotas overdraft and revolving), savings and investment (savings for building construction, savings, certificates of deposit, investment funds) and insurance protection.

•
SMEs. Covering small and medium enterprises with annual turnover below MUS$8. This segment consists of microentrepreneurs, with annual turnover less than Th$100, SMEs I General whose annual turnover is less than MUS$1, SME I Shops and Businesses with annual turnover between Th$100 and MUS$1 and SMEs II billing year between MUSS 1 and MUS$8. There is a wide range of products to cater to this bank: Transaction and commissions (cash management, account management, confirming, acquirer business and insurance), credit products (working capital, asset investment, credit lines with public resources for development , revolving overdraft and card and leasing soon), savings and investment products (checking, savings, investment trusts and structured) and specialty products (cards and money funded, forwards, swaps, and buying and selling of currencies).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	Universities. This consists of public and private universities.

Businesses and Institutions

•	Large and medium size companies. This consists of Medium Size Companies those with sales of less than MUS$67 and Large Companies those with sales that exceed MUS$67.

•
Institutional. This covers Public Institutions (state companies and mixed capital (public and private companies), Private Institutions (hospitals, clinics, education institutions other than universities, religious orders, employee funds and NGOs) and Financial Institutions.

For Businesses and Institutions there is a specialized range of financial products available (local currency, foreign currency, confirming and leasing), and cash products (payments and collections).

Global Wholesale Banking

Primarily which includes international relation customers and managing corporate and multinational customers. This reportable segment also includes Investment and Infrastructure Banking management. There is a specialized product portfolio for each one of its customers’ needs: M&A, credit markets, treasury, cash, foreign trade, investment funds and infrastructure business. Businesses with sales exceeding MUS$111.

Treasury

There is a customer desk, which is in charge of closing all treasury operations with the different banks, and the money desks for the profitable management of the entity’s proprietary position. Additionally, the Financial Management is in charge of the administration of liquidity, balance sheet management and the assignment of transfer pricing for assets and liabilities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

1. Geographic information

The Group operates in three main geographical areas: Chile, Colombia and the United States.

	Revenue from external customers As of December 31
	2012 MCh$	2011 MCh$
CorpBanca Chile	182,218	188,136
CorpBanca Colombia	66,288	-
CorpBanca Nueva York	8,370	4,864
	256,876	193,000

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2. The information presented in this note is presented according to the analysis and identification of:

a) Income statement:

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Columbia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	41,751	56,120	56.972	18,664	3,010	14,071	66,288	256,876
Net services fees income	21,802	13,052	21,693	6,517	(237)	4,923	17,894	85,644
Trading and investment income, net	1,525	-	3,650	-	19,316	9,624	20,879	54,994
Foreign exchange gains (losses), net	13,579	5,537	679	-	9,791	(1,000)	2,110	30,696
Other operating income	c	2,461	726	-	-	5,207	10,133	18,527
Provision for loan losses	(1,435)	(14,567)	(6,915)	(7,724)	-	558	(20,781)	(50,864)
Gross Operational Margin	77,222	62,603	76,805	17,457	31,880	33,383	96,523	395,873
Other income and expenses	7,899	31	(685)	-	-	(6,531)	(347)	367
Total Operating Expenses	(18,870)	(28,935)	(60,511)	(18,870)	(14,513)	(47,680)	(63,859)	(253,238)
Income before taxes	66,251	33,699	15,609	(1,413)	17,367	(20,828)	32,317	143,002
Averages Loans	4,104,030	1,615,950	2,151,085	143,361	84,517	142	1,606,146	9,705,231
Averages Investments	-	-	-	-	841,334	-	451,809	1,293,143

As of December 31, 2012
Commercial Banking		Retail Banking
Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Columbia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	39,200	48,382	52,815	17,719	18,975	15,909	193,000
Net services fees income	18,862	11,215	22,316	4,182	(408)	4,195	60,362
Trading and investment income, net	(4,893)		3,703	-	89,078	9,857	97,745
Foreign exchange gains (losses), net	16,668	4,961	272	-	(52,302)	3,618	(26,783)
Other operating income	-	3,049	-	-	-	6,458	9,507
Provision for loan losses	(12,127)	(6,625)	(14,660)	(6,756)	-	(14)	(40,182)
Gross Operational Margin	57,710	60,982	64,446	15,145	55,343	40,023	293,649
Other income and expenses	3,405	429	24	-	-	(3,608)	250
Total Operating Expenses	(12,573)	(26,432)	(50,144)	(18,194)	(11,604)	(29,783)	(148,730)
Income before taxes	48,542	34,979	14,326	(3,049)	43,739	6,632	145,169

Averages Loans	3,060,485	1,325,799	1,768,365	135,857	90,507	151	6,381,164
Averages Investments	-	-	-	-	818,666	-	818,666

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b) Assets and Liabilities

	As of December 31, 2012
	Commercial Banking		Retail Banking
	Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	-	20,475	1,357,487	4,451	30	-	154,455	1,536,898
Consumer	95	3,440	309,033	163,708	-	-	633,456	1,109,732
Commercial	4,697,612	1,505,174	677,903	112	19,390	-	1,096,327	7,996,518
Loans before provisions	4,697,707	1,529,089	2,344,423	168,271	19,420	-	1,884,238	10,643,148
Provisions for loan losses	(36,279)	(33,337)	(26,172)	(12,887)	-	3,409	(61,621)	(166,887)
Loans net of provisions (*)	4,661,428	1,495,752	2,318,251	155,384	19,420	3,409	1,822,617	10,476,261
Trading portfolio financial assets	-	-	-	-	55,379	-	104,519	159,898
Investments under agreements to resell	-	-	-	-	21,313	-		21,313
Derivative financial instruments	-	-	-	-	249,261	-	18,766	268,027
Financial investments available-for-sale	-	-	-	-	894,085	-	218,350	1,112,435
Held to maturity investments	-	-	-	-	22,081	-	82,896	104,977
Assets not included in segments					-		-	1,385,312
Total assets	4,661,428	1,495,752	2,318,251	155,384	1,261,539	3,409	2,247,148	13,528,223

Currant Accounts and demand deposits	142,563	242,168	169,590	5	578	5,090	279,594	839,588
Other sight balances	46,606	35,558	30,190	7,247	8	117,868	35,610	273,087
Time Deposits and saving accounts	864,235	548,440	902,002	12,077	3,851,679		1,504,242	7,682,675
Investments under agreement to repurchase	-	-	-	-	219,599	38,122		257,721
Derivative financial instruments	-	-	-	-	173,658		20,186	193,844
Borrowings from fmancial institutions	-	-	-	-	513,118	255,473	200,930	969,521
Debt issued	-	-	-	-	1,809,043	-	77,561	1,886,604
Liabilities not included in segments	-	-	-	-	-	-	-	428,868
Equity	-	-	-	-	-	-	-	996,315
Total liabilities and equity	1,053,404	826,166	1,101,782	19,329	6,567,683	416,553	2,118,123	13,528,223

As of December 31, 2011
Commercial Banking		Retail Banking
Larger, Corporate and Real Estate Companies	Companies	Traditional and Private Banking	Lower Income Retail Banking	Treasury and International	Non-banking Financial Services	Colombia	Total
MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans:
Mortgage	-	13,967	1,157,441	4,520	-	-	-	1,175,928
Consumer	34	2,635	257,690	162,753	-	9	-	423,121
Commercial	3,687,033	1,266,682	538,981	134	27,188	-	-	5,520,018
Loans before provisions	3,687,067	1,283,284	1,954,112	167,407	27,188	9	-	7,119,067
Provisions for loan losses	(36,881	(30,407)	(29,636)	(12,330)	-	3,432	-	(105,231)
Loans net of provisions (.)	3,650,777	1,252,877	1,924,476	155,077	27,188	3,441	-	7,013,836
Trading portfolio financial assets	-	-	-	-	166,039	-	-	166,039
Investments under agreements to resell	-	-	-	-	23,251	-	-	23,251
Derivative financial instnunents	-	-	-	-	248,982	-	-	248,982
Financial investments available-for-sale	-	-	-	-	843,250	-	-	843,250
Held to maturity investments	-	-	-	-	21,962	-	-	21,962
Assets not included in segments	-	-	-	-		-	-	570,384
Total assets	3,650,777	1,252,877	1,924,476	155,077	1,330,672	3,441	-	8,887,704
Current Accounts and demand deposits	133,423	194,503	139,245	-	334	-	-	467,505
Other sight balances	26,038	25,708	24,881	5,702	59	132,827	-	215,215
Time Deposits and saving accounts	1,000,507	405,621	581,298	6,477	2,802,830	27,645	-	4,824,378
Investments under agreement to repurchase	-	-	-	-	60,824	69,725	-	130,549
Derivative financial instruments	-	-	-	-	164,233	2,639	-	166,872
Borrowings from financial institutions	-	-	-	-	500,612	163,014	-	663,626
Debt issued	-	-	-	-	1,522,773	-	-	1,522,773
Liabilities not included in segments	-	-	-	-	-	-	-	167,574
Equity	-	-	-	-	-	-	-	729,212
Total liabilities and equity	1,159,968	625,832	745.424	12,179	5,051,665	395.850		8,887,704

(*) Loans net of allowances include amounts due from Banks as of December 31, 2011 and 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
NOTE 5 - CASH AND CASH EQUIVALENTS
a. Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

Cash and deposits in banks	As of December 31,
	2012 MCh$	2011 MCh$
Cash	127,617	77,180
Deposits in The Central Bank of Chile	38,416	3,114
Deposits in national banks	6,127	1,178
Foreign deposits	348,068	184,275
Subtotal Cash and deposits in banks	520,228	265,747

Items in course of collection, net	54,894	59,282
Highly liquid financial instruments (1)	138,409	186,061
Investments under agreements to resell (2)	19,489	23,251

Total cash and cash equivalents	733,020	534,341

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale and portfolio mutual funds with maturities that do not exceed three months from its date of acquisition.

(2)	Corresponds to obligations under repurchase agreements with maturities that do not exceed three months from its date of acquisition.

The level of cash and deposits at the Central Bank of Chile meets the monthly average reserve requirements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Cash in the process of collection

The pending settlement transactions are transactions in which the only remaining settlement will increase or decrease the funds in the Central Bank of Chile or in foreign banks, usually within 12 to 24 business hours after the close of each fiscal year, which is detailed as follows:

Assets	As of December 31,
	2012 MCh$	2011 MCh$
Outstanding notes from other banks	48,516	28,403
Funds receivable	75,261	67,827
Subtotal assets	123,777	96,230

Liabilities
Funds Payable	68,883	36,948
Subtotal liabilities	68,883	36,948
Net items in course of collection	54,894	59,282

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 6 - TRADING PORTFOLIO FINANCIAL ASSETS

The detail of the financial instruments classified as trading financial assets is as follows:

Chilean Central Bank and Government securities:	As of December 31,
	2012	2011
	MCh$	MCh$
Chilean Central Bank - bonds	2,543	9,541
Chilean - Central Bank notes		5,613
Other Chilean Central Bank and government securities

Other national institution securities:
Bonds	2,102	2,012
Notes	28,218	125,319
Other Securities	276	11,102

Foreign Institution Securities:
Bonds	101,114	840
Notes
Other foreign Securities	3,409	968

Mutual funds Investments:
Funds managed by related organizations	6,336	3,420
Funds managed by third parties	15,900	7,224
Total	159,898	166,039

As of December 31, 2012, Chilean Central Bank and Government securities are not included investments purchased under agreements to resell to customers and financial institutions (MCh$4,759 in 2011).

As of December 31, 2012, investments purchased under agreement to resell have an average maturity of 0 days (12 days in 2011).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 7 - OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a) The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2012 and 2011 the instruments acquired under agreements to resell are as follows:

Balances As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	-	-	-	-
Bonds and company business papers	2,687	-	-	2,687
Other securities issued locally	16,802	1,824	-	18,626
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	19,489	1,824	-	21,313

Balances As of December 31, 2011
Less than three months	More than three months and less than one year	More than one Year	Total
MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	-	-	-	-
Treasury Bonds and Notes	2,450	-	-	2,450
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	10,965	-	-	10,965
Bonds and company business papers	2,708	65	-	2,773
Other securities issued locally	7,063	-	-	7,063
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	23,186	65	-	23,251

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

b) The Bank obtains funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a fixed rate.

As of December 31, 2012 and 2011, investments under agreements to repurchase are the following:

Balances As of December 31, 2012
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:	105,071	-	-	105,071
Chilean Central Bank Securities	28,053	-	-	28,053
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	-	-	-	-
Bonds and company business papers	124,597	-	-	-
Other securities issued locally	-	-	-	124,597
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	257,721	-	-	257,721

Balances As of December 31, 2011
	Less than three months	More than three months and less than one year	More than one Year	Total
	MCh$	MCh$	MCh$	MCh$

Government and Chilean Central Bank Securities:
Chilean Central Bank Securities	60,535	-	-	60,535
Treasury Bonds and Notes	-	-	-	-
Other fiscal securities	-	-	-	-
Other securities issued locally:	-	-	-	-
Other local bank securities	69,841	173	-	70,014
Bonds and company business papers		-	-	-
Other securities issued locally		-	-	-
Securities issued abroad:	-	-	-	-
Government and Central Bank securities	-	-	-	-
Other Securities issued abroad	-	-	-	-
Mutual Funds Investments:	-	-	-	-
Funds managed by related companies	-	-	-	-
Funds managed by third parties	-	-	-	-
Total	130,376	173	-	21,313

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING

a) As of December 31, 2012 and 2011, the Bank holds the following portfolio of derivative instruments:

		As of December 31, 2012
		Notional amount of contract with final maturity in			Fair value
	Cash Flow (CF) or Fair value (FV) Hedge	Up to 3 months MCh$	From 3 months to 1 year MCh$	Over one Year MCh$	Assets MCh$	Liabilities MCh$
Derivatives held-for-hedging.

Fair value Hedge
Foreign currency Swaps	FV	-	-	107,022	82	284
Interest rate Swaps	FV	-	40,000	124,912	2,978	24
Subtotal		-	40,000	231,934	3,060	308
Cash Flow
Foreign currency Swaps	CF	-	51,418	6,600	-	1,379
Interest rate Swaps	CF	-	663,522	211,907	2,140	1,973
Subtotal		-	714,940	218,507	2,140	3,352

Total derivatives held-for-hedging		-	754,940	450,441	5,200	3,660

Derivatives held-for-trading

Foreign currency Forwards		6,386,608	2,346,547	253,571	58,249	62,794
Interest rate Swaps		550,021	1,152,021	4,430,469	98,576	74,290
Foreign currency Swaps		157,476	296,442	2,420,473	104,629	51,323
Foreign currency call options		75,646	65,871	2,108	303	1,114
Foreign currency put options		36,646	43,790	1,940	1,070	663
Total derivatives held-for-trading		7,206,397	3,904,671	7,108,561	262,827	190,184
Total derivative financial instruments
		7,206,397	4,659,611	7,559,002	268,027	193,844

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	As of December 31, 2011
		Notional amount of contract with final maturity in			Fair value
	Cash Flow (CF) or Fair value (FV) Hedge	Up to 3 months MCh$	From 3 months to 1 year MCh$	Over one Year MCh$	Assets MCh$	Liabilities MCh$
Derivatives held-for-hedging

Fair value Hedge
Foreign currency Swaps	FV	-	-	62	-	2,936
Interest rate Swaps	FV	-	289,600	48,871	2,877	374
Subtotal			289,600	48,933	2,877	3,310
Cash Flow
Foreign currency Swaps	CF	-	-	58,018	-	409
Interest rate Swaps	CF	105,000	407,600	302,651	2,085	1,870
Subtotal		105,000	407,600	360,669	2,085	2,279
Total derivatives held-for-hedging		105,000	697,200	409,602	4,962	5,589

Derivatives held-for-trading

Foreign currency Forwards		4,774,162	2,090,350	174,618	66,605	60,570
Interest rate Swaps		1,583,067	2,055,175	1,689,879	100,917	67,965
Foreign currency Swaps		12,506	164,186	585,444	76,282	32,612
Foreign currency call options		3,396	2,332	206	140	114
Foreign currency put options		3,004	4,182	96	76	22
Total derivatives held-for-trading		6,376,135	4,316,225	2,450,243	244,020	161,283

Total derivative financial instruments		6,481,135	5,013,425	2,859,845	248,982	166,872

b) Hedge accounting

Fair value hedges

The Bank uses interest rate derivatives to reduce the risk of emissions value of debt (short and long term) as well as long-term assets (commercial loans). Through this structure, financial and accounting is achieved rename an item that was originally contracted fixed rate to a floating rate format, thus reducing the financial period and consequently the risk of value positioning the balance sheet structure expected movements of the performance curve.

91

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Below is a detail by maturity of hedged items and hedging instruments as of December 31, 2012 and 2011 under fair value hedges.

	As of December 31, 2012
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged Items

Corporate Bonds	-	-	-	-
Loans	-	95,890	78,171	45,407
Investment	40,000	12,466	-	-
Demand deposits				-

Total	40,000	108,356	78,171	45,407
	-	-	-	-
Coverage element

Interest rate Swaps	40,000	9,505	70,000	45,407
Foreign currency Forwards	-	98,851	8,171	-

Total	40,000	108,356	78,171	45,407

	As of December 31, 2011
	Within 1 year MCh$	Between 1 and 3 years MCh$	Between 3 and 6 years MCh$	Over 6 years MCh$
Hedged Items

Corporate Bonds	-	-	20,000	22,800
Loans	-	-	-	6,071
Investment	-	-	-	62
Demand deposits	289,600	-	-	-

Total	289,600	-	20,000	28,933

Coverage element

Interest rate Swaps	289,600	-	20,000	28,871
Foreign currency Forwards	-	-	-	62

Total	289,600	-	20,000	28,933

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Cash flow hedges

The cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows in balance sheet items indexed to inflation through the use of forward contracts and combinations inflation swaps in pesos and indexed.

b)
Fixed the rate of a portion of the pool of short-term liabilities by weight, reducing the risk of a significant portion of the Bank’s funding costs, while maintaining the liquidity risk in the pool of liabilities. This is achieved by matching the cash flows of hedged items and derivatives, uncertain flows by modifying known flows.

Below is a detailed account of hedged items and hedging instruments by maturity as of December 31, 2012 and 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged Items

Loans	127,430	72,885	-	-
Demand Deposits	587,510	145,622	-	-

Total	714,940	218,507	-	-

Coverage element

Interest rate Swaps	663,522	211,907	-	-
Foreign currency Forwards	51,418	6,600	-	-

Total	714,940	218,507	-	-

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged Items

Loans	-	360,669	-	-
Demand Deposits	512,600	-	-	-

Total	512,600	360,669	-	-

Coverage element

Interest rate Swaps	512,600	302,651	-	-
Foreign currency Forwards	-	58,018	-	-

Total	512,600	360,669	-	-

The income from those derived from cash flow effect of which was recorded in the Statement of Changes in Shareholders ‘Equity at 31 December 2011 and 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	As of December 31, 2012	As of December 31, 2011
	MCh$	MCh$

Demand Deposits	64	(1,613)
Loans	506	(963)

Net flows (see note 23)	570	(2,576)

Hedge of net investment in foreign transactions

CorpBanca, parent enterprise Chilean peso functional currency, has business investment abroad for the acquisition of a branch in New York. According to the accounting treatment, generates changes in equity of the parent company should be recognized as such fmancial statement in fluctuations of value exchange experiment, which was conducted by hedge of net investments in foreign operations, its objective being to cover the currency risk of the investment.

During the month of October 2012 it was decided to reduce the currency risk of the capital increase of the branch in New York, through an increase in the notional coverage MUS$35, bringing the total notional covered in MUS$60.1.

In 2012 and 2011, took place this coverage through financial assets and liabilities are non-derivative, designated these as hedging instruments, and its notional by MUS $ 60.1 and MUS $ 25.1, with a fair value of MCh$ 756 and MCh$1,152, respectively.

According to IAS 39 “Financial Instruments: Recognition and Measurement”, in paragraph 102, the Bank recorded coverage as follows:

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of a net investment, are recorded similarly to cash flow hedges, where:

a)
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in equity, profit-2012 of MCh$365, net amount of deferred tax (loss MCh$245 net of deferred taxes at December 31 2011);

b)	The ineffective portion is recognized in profit, not for this concept by presenting results for 2012 and 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 9 - LOANS AND RECEIVABLES FROM BANKS

As of December 31, 2012 and 2011, loans and receivable from banks are as follows:

	As of December 31, 2012
	Normal Portfolio	Substandard Portfolio	Impaired Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Local Banks
Loans to local banks	-	-	-	-
Allowances and impairment for local bank loans	-	-	-	-
Subtotal	-	-	-	-

Foreign Banks
Loans to foreign banks	81,281	-	-	81,281
Other debts with foreign banks	11,114	-	-	11,114
Allowances and impairment for foreign bank loans	(178)	-	-	(178)
Subtotal	92,217	-	-	92,217

Banco Central de Chile
Restricted Deposits in the Central Banck of Chile	390,154	-	-	390,154
Subtotal	390,154	-	-	390,154

Total	482,371	-	-	482,371

	As of December 31, 2011
	Normal Portfolio	Substandard Portfolio	Impaired Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Local Banks
Loans to local banks	13,047	-	-	13,047
Allowances and impairment for local bank loans	(29)	-	-	(29)
Subtotal	13,018	-	-	13,018

Foreign Banks
Loans to foreign banks	64,258	-	-	64,258
Other debts with foreign banks	27,289	-	-	27,289
Allowances and impairment for foreign bank loans	(151)	-	-	(151)
Subtotal	91,396	-	-	91,396

Banco Central de Chile
Restricted Deposits in the Central Banck of Chile	200,028	-	-	200,028
Subtotal	200,028	-	-	200,028

Total	304,442	-	-	304,442

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The movement in the provisions for bank loans losses as of December 31, 2012 and 2011 are as follows:

	As of December 31, 2012
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	(29)	(151)	(180)
Write-offs	-	-	-
Established provisions	-	(83)	(83)
Released provisions	26	46	72
Impairment	-	10	10
Impairment reversal	-	-	-
Exchange Differences	3	-	3
Balances as of December 31, 2012	-	(178)	(178)

	As of December 31, 2011
	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	-	(189)	(189)
Write-offs	-		-
Established provisions	(31)	(110)	(141)
Released provisions	2	148	150
Impairment	-	10	10
Impairment reversal	-	-	-
Balances as of December 31, 2011	(29)	(151)	(180)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011
NOTE 10 - AND RECEIVABLES FROM CUSTOMERS

a) Loans and receivables from customers

As of December 31, 2012 and 2011, the composition of the loan portfolio is as follows:

As of December 31, 2012	Gross Assets				Provisions
Commercial loans:	Normal Portfolio MCh$	Substandard Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual MCh$	Group MCh$	Total MCh$	Net Asset MCh$

Commercial loans	6,269,190	105,383	95,159	6,469,732	62,905	13,464	76,369	6,393,363
Foreign trade loans	380,666	34,602	9,556	424,824	14,180	203	14,383	410,441
Current account debtors	29,338	251	340	29,929	357	239	5%	29,333
Factoring transactions	86,657	555	410	87,622	1,725	223	1,948	85,674
Leasing transactions	300,446	30,530	10,318	341,294	2,902	374	3,276	338,018
Other loans and receivables	159,438	117	1,013	160,568	310	1,268	1,578	158,990

Subtotals	7,225,735	171,438	116,796	7,513,969	82,379	15,771	98,150	7,415,819

Mortgage loans:
Letters of credit loans	83,165	-	4,046	87,211	-	340	340	86,871
Endorsable mutual mortgage loans	207,886	-	8,741	216,627	-	2,099	2,099	214,528
Other mutual mortgage loans	1,173,348	-	17,782	1,191,130	-	8,458	8,458	1,182,672
Leasing transactions	-	-	61	61	-	3	3	58
Other loans and receivables	39,767	-	2,102	41,869	-	512	512	41,357

Subtotals	1,504,166	-	32,732	1,536,898	-	11,412	11,412	1,525,486

Consumer loans:
Consumer loans	781,161	-	27,1%	808,357	-	42,321	42,321	766,036
Current account debtors	29,172	-	467	29,639	-	780	780	28,859
Credit card debtors	157,897	-	3,255	161,152	-	7,118	7,118	154,034
Consumer leasing transactions	769	-	13	782	-	5	5	777
Other loans and receivables	107,104	-	2,698	109,802	-	6,923	6,923	102,879

Subtotals	1,076,103	-	33,629	1,109,732	-	57,147	57,147	1,052,585

Total	9,806,004	171,438	183,157	10,160,599	82,379	84,330	166,709	9,993,890

ORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

As of December 31,2011	Gross Assets				Provisions
Commercial loans:	Normal Portfolio MCh$	Substandard Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual MCh$	Group MCh$	Total MCh$	Net Asset MCh$

Commercial loans	4,185,634	21,970	138,127	4,345,731	37,530	9,732	47,262	4,298,469
Foreign trade loans	344,169	356	44,456	388,981	17,519	191	17,710	371,271
Current account debtors	12,142	56	1,301	13,499	53	125	178	13,321
Factoring transactions	92,665	278	2,083	95,026	1,408	383	1,791	93,235
Leasing transactions	243,638	2,438	47,650	293,726	3,850	484	4,334	289,392
Other loans and receivables	78,150	2	281	78,433	19	658	677	77,756

Subtotals	4,956,398	25,100	233,898	5,215,396	60,379	11,573	71,952	5,143,444

Mortgage loans:
Letters of credit loans	95,844	-	6,533	102,377	-	1,323	1,323	101,054
Endorsable mutual mortgage loans	229,787	-	11,866	241,653	-	4,201	4,201	237,452
Other mutual mortgage loans	772,462	-	13,075	785,537	-	3,803	3,803	781,734
Leasing transactions	71	-	67	138	-	1	1	137
Other loans and receivables	43,232	-	2,991	46,223	-	1,055	1,055	45,168

Subtotals	1,141,396	-	34,532	1,175,928	-	10,383	10,383	1,165,545

Consumer loans:
Consumer loans	246,712	-	20,241	266,953	-	15,279	15,279	251,674
Current account debtors	24,764	-	690	25,454	-	573	573	24,881
Credit card debtors	53,733	-	1,545	55,278	-	1,513	1,513	53,765
Consumer leasing transactions	510	-	219	729	-	8	8	721
Other loans and receivables	72,646	-	2,061	74,707	-	5,343	5,343	69,364

Subtotals	398,365	-	24,756	423,121	-	22,716	22,716	400,405

Total	6,496,159	25,100	293,186	6,814,445	60,379	44,672	105,051	6,709,394

Where appropriate, we obtain collateral in respect of our loans and receivables from customers. The collateral normally takes the form of a real estate mortgage (i.e., urban and rural properties, agricultural lands, maritime vessels and aircraft, mineral rights and other assets) and liens (i.e., inventories, agricultural goods, industrial goods, plantations and other property pledged as security) over the customer’s assets. At December 31, 2012 and 2011, the fair value of collateral held corresponds to 90.5% and 91.2% of covered assets, respectively.

In the case of the mortgage securities at December 31, 2012 and 2011, the fair value of collateral held corresponds to 56.1% and 64.7% of the outstanding balance of loans receivable, respectively.

The decrease in the ratio presented for 2012 (ratio 2012-2011), is explained by the increase shown by commercial loans of 44.2% (29.91% from 2011 to 2010 ratio) compared to the fair value of the guarantees , which showed an increase of 49.5% (12.90% ratio in 2011 - 2010).

The Bank finances its customers’ asset purchases, both movable and real estate, through lease contracts that are included within loans and receivables from customers. As of December 31, 2012,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

MCh$171,424 corresponds to leases of movable assets (MCh$161,876 as of December 31, 2011) and MCh$170,713 to leases of real estate assets (MCh$132,718 as of December 31, 2011).

During 2012, the Bank has received assets such as homes, apartments, commercial and agricultural lands, among others, for a total of MCh$2,755 through the execution of guarantees (MCh$2,129 in 2011).

b)         Portfolio characteristics

As of December 31, 2012 and 2011, the loan portfolio before provisions for loan losses by customer economic activity is as follows:

As of December 31, 2012	National Loans	Foreign Loans	Total
	MM$	MM$	MM$	%

Commercial loans:
Manufacturing	569,720	247,564	817,284	8.04%
Mining	244,407	112,302	356,709	3.51%
Electricity, gas and water	237,908	179,737	417,645	4.11%
Agriculture and livestock	236,327	26,963	263,290	2.59%
Forestry and wood extraction	38,836	-	38,836	0.38%
Fishing	48,611	-	48,611	0.48%
Transport	153,111	50,871	203,982	2.01%
Communications	16,845	54,137	70,982	0.70%
Construction	865,713	98,660	964,373	9.49%
Commerce	519,220	395,650	914,870	9.00%
Services	2,861,452	228,715	3,090,167	30.41%
Others	280,425	46,795	327,220	3.22%
Subtotals	6,072,575	1,441,394	7,513,969	73.95%

Mortgage Loans	1,382,442	154,456	1,536,898	15.13%
Consumer loans	476,275	633,457	1,109,732	10.92%
Total	7,931,292	2,229,307	10,160,599	100.00%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

As of December 31, 2011	National Loans	Foreign Loans	Total
	MM$	MM$	MM$	%

Commercial loans:
Manufacturing	510,232	10,525	520,757	7.64%
Mining	241,514	32,494	274,008	4.02%
Electricity, gas and water	423,276	10,473	433,749	6.37%
Agriculture and livestock	193,598	20,053	213,651	3.14%
Forestry and wood extraction	39,280	-	39,280	0.58%
Fishing	68,395	-	68,395	1.00%
Transport	163,843	604	164,447	2.41%
Communications	35,867	-	35,867	0.53%
Construction	598,671	848	599,519	8.80%
Commerce	450,957	3,187	454,144	6.66%
Services	2,041,235	137,037	2,178,272	31.97%
Others	233,307	-	233,307	3.42%
Subtotals	5,000,175	215,221	5,215,396	76.53%

Mortgage Loans	1,175,928	-	1,175,928	17.26%
Consumer loans	423,121	-	423,121	6.21%
Total	6,599,224	215,221	6,814,445	100.00%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

c) Allowances

The changes in allowances for loan losses during the years 2012 and 2011 are summarized as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$

Balances as January 1, 2012	60,379	44,672	105,051

Impaired portfolio write-offs:
Commercial loans	(10,628)	(8,871)	(19,499)
Mortgage loans	-	(3,907)	(3,907)
Consumer loans	-	(38,764)	(38,764)
Total Write-offs	(10,628)	(51,542)	(62,170)

Established provisions	47,407	72,060	119,467
Released provisions	(31,932)	(20,750)	(52,682)
Impairment	-	-	-
Acquisition of CorpBanca Colombia	17,215	39,893	57,108
Exchange rate differences	(62)	(3)	(65)
Balances as of December 31, 2012	82,379	84,330	166,709

Balances as January 1, 2011	57,643	48,964	106,607

Impaired portfolio write-offs:
Commercial loans	(9,677)	(11,299)	(20,976)
Mortgage loans	-	(1,782)	(1,782)
Consumer loans	-	(31,676)	(31,676)
Total Write-offs:	(9,677)	(44,757)	(54,434)

Established provisions	42,126	52,203	94,329
Released provisions	(29,713)	(11,738)	(41,451)
Impairment	-	-	-
Impairment reversal	-	-	-
Balances as of December 31, 2011	60,379	44,672	105,051

In addition to these provisions for credit risk provisions are maintained to cover country risk overseas operations and additional provisions agreed by the Board, which are presented in liabilities in provisions in note 20 “Provisions”. Therefore, the total credit risk allowances established by the

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

different concepts, corresponding to the following details:

		As of December 31,
	Notes	2012	2011
		MCh$	MCh$
Individual and group Allowances	10	166,709	105,051
Provisions for contingent loans	20	7,213	4,834
Provisions for contingencies	20	4,000	5,901
Provisions for country risk	20	2,698	1,473
Allowances for loans and receivables from banks	9	178	180
		180,798	117,439

d) Portfolio Sale

1.
At december 31, 2012 and 2011, the Bank and its subsidiaries made purchases and sales of loan portfolios. The effect on the overall result of these transactions does not exceed 5% of net income before income taxes.

2.
At december 31, 2012 and 2011, the Bank and its subsidiaries were discharged of its assets to 100% of its loan portfolio sold, which meet the requirements in accounting practice “Derecognition of financial assets and liabilities”, letter aa) of Note 1 to the Consolidated Financial Statements.

In relation to the above, are the main operations carried out:

i.        Portfolio sale of state-guaranteed credits

During 2012 and 2011, CorpBanca sold part of its portfolio of state-guaranteed credits (CAE) in connection with a competitive bidding process for awards of the Financing Facility and Administration of Loans for Studies in Higher Education Law No. 20,027. The open bidding model for financial institutions, reflected in the respective databases, allow selling a percentage of the portfolio to third parties. On the portfolio sold, CorpBanca transferred substantially all the risks and benefits associated with this portfolio, keeping only the administrative service of the same, which considers the generation of new credit and collection fee waiver thereof. The detail of credits sold is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	As of December 31,2012
	N° Operations	Par Value	Sale Value	Released Provisions	Income for Sale
		MCh$	MCh$	MCh$	MCh$
				(a)	(b)

Payroll Tender	30,542	52,919	56,590	-	3,671
Others	-	-	-	-	-

Total	30,542	52,919	56,590	-	3,671

	As of December 31,2011
	N° Operations	Par Value	Sale Value	Released Provisions	Income for Sale
		MCh$	MCh$	MCh$	MCh$
				(a)	(b)

Payroll Tender	36,359	61,727	65,431	(645)	4,349
Others	-	-	-	-	-

Total	36,359	61,727	65,431	(645)	4,349

a.	This amount is included in the release of provisions disclosed in Note 28.

b.	The gain on sale is included under profit / loss from financial operations in the income statement, disclosed in Note 26, “Other instruments at fair value with effect on income.”

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 11 - INVESTMENT INSTRUMENTS

At December 31, 2012 and 2011, the detail of the instruments that the Bank has designated as financial instruments held as available for sale and to maturity is as follows:

	As of December 31,
	2012			2011
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government Securities
Chilean Central Bank securities	329,066	-	329,066	307,122	-	307,122
Chilean Treasury Bonds	69,706	-	69,706	4,336	-	4,336
Other government securities	46,203	-	46,203	57,480	-	57,480

Other financial instruments
Promissory notes related to deposits in local banks	338,747	-	338,747	380,284		380,284
Chilean mortgage finance bonds	349	-	349	1,056		1,056
Chilean financial institution bonds	66,231	-	66,231	41,702		41,702
Other local investments	41,019	10,099	51,118	44,109	11,580	55,689

Financial instruments Issued abroad
Foreign government and central bank instruments	206,296	74,259	280,555		-	-
Other foreign investments	14,818	20,619	35,437	7,161	10,382	17,543
Impairment Provision	-	-	-	-	-	-

Unquoted securities in active markets
Chilean corporate bonds	-	-	-	-	-	-
Other investments	-	-	-	-	-	-

Impairment Provision	-	-	-	-	-	-

Total	1,112,435	104,977	1,217,412	843,250	21,962	865,212

As of December 31, 2012, the portfolio of financial investments available-for-sale includes unrealized loss, net of taxes, recorded in other comprehensive income of MCh$6,485 (MCh$1,758 as of December 31, 2011).

Impairment of investment instruments

As of December 31, 2012 and 2011, there are no indicators of impairment in the investment instrument.

Within this context, all quoted investments in active markets are not classified as available for sale and held to maturity are recorded at fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
NOTE 12 - INVESTMENTS IN OTHER COMPANIES a) Investments in other companies

As of December 31, 2012 and 2011 the investments in other companies are detailed as follows:

	December 31, 2012		December31, 2011
Company	%		%
	Ownership	MCh$	Ownership	MCh$

Nexus S.A.	12.90	1,057	12.90	1,057
Transbank S.A.	8.72	939	8.72	939
Combanc S.A.	4.72	135	4.72	135
Redbanc S.A.	2.50	110	2.50	110
Sociedad Interbancaria de Depositos de Valores S.A.	3.91	75	3.91	75
Deceval S.A.	5.74	829 (i)	-	-
A.C.H Colombia	3.67	191 (i)	-	-
Redeban Multicolor S.A	1.60	283 (i)	-	-
Cámara de Compensación Divisas de Col. S.A.	3.19	30 (i)	-	-
Cámara de Riesgo Central de Contraparte S.A.	1.17	94 (i)	-	-

Shares or rights in other companies
Santiago Stock Exchange Shares	2.083	1,056	2.08	1,056
Chilean Electronic Stock Exchange Shares	2.44	211	2.44	211
Colombia Stock Exchange	0.48	783 (i)	-	-

Total		5,793		3,583

(i) Corresponds to investments in other companies carried out by the subsidiaries in Colombia.

During the years 2012 and 2011, the Bank received dividends from its subsidiaries, according to the following:

	2012	2011
	MCh$	MCh$

Dividends received	367	250
Total	367	250
105

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The movements of investment in other companies as of December 31, 2012 and 2011, were the following:

	2012	2011
	MCh$	MCh$

Opening balance at January 1	3,583	3,583
Investment acquisitions	2,210	-
Investment sales	-	-
Share on income	-	-
Dividends received	-	-
Exchange rate differences	-	-

Total	5,793	3,583

As of December 31, 2012 and 2011, the Bank’s investments in other companies, does not have any indicators of impairment.

b) Business Combination — CorpBanca Chile and Corpbanca Colombia (Before Banco Santander Colombia)

i.         General aspects of the operation

CorpBanca domiciled in Chile, acquired the shares with voting rights of Banco Santander Colombia SA (BSC), currently Banco Corpbanca Colombia (BCC), domiciled in. Colombia, with a total share of 91.93% for purchases made on May 29 and June 22, 2012, where it acquired 51% and 40.93% respectively, of the property. The social object is focused on raising funds in the current account and the uptake of other deposits and term, with the main purpose of active credit operations and performing other activities authorized to banking establishments. Business has complementary to its core business, through its subsidiaries Santander Investment Valores S.A. Comisionista de Bolsa (currently Corpbanca Investment Valores S.A. Comisionista de Bolsa), with a share of 94.94%, and Santander Investment Trust Colombia S.A. (Currently Corpbanca Investment Trust Colombia S.A.), trust company, with a stake of 94.5009%1°

ii.         Corpbanca Colombia S.A

CorpBanca Colombia has a 3.0% market share in loans and 2.9% in customer deposits as of November 2012. His strategy has prioritized i) selective growth, ii) low risk, high provision coverage, along with iii) a comfortable liquidity and adequate capitalization levels. In December

_________________________
10 In 2013 communicates related increase in participation this Society, reported in Note 39 “Subsequent Events”, CorpBanca, letter c).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2012 its assets were approximately MUS$5,169 and its loan portfolio of over MUS$3,931 (with a 60% versus 40% for loans to companies and individuals). CorpBanca Colombia has shown increasing returns, recorded in November 2012 an annualized return on equity of 14.3%, with Basel indicator of 11.7%.

iii.          Main reasons for purchase

With this acquisition, CorpBanca looking accompany Chilean companies in their regional expansion and at the same time, participate in the growing Colombian banking market, one of the most attractive worldwide. It is based on the potential of solid economic prospects of Colombia (rated at investment grade by Standard & Poor’s, Moody’s and Fitch Ratings) and low penetration currently shows its banking industry (35% versus 74 % of loans in the financial system to GDP in Colombia and Chile, respectively). The high professional level executives and employees exhibiting the Colombian capital market and the expertise to successfully develop CorpBanca their work in a banking system like Chile’s deepest, are two of the key issues underlying the expected success this acquisition.

Thus, CorpBanca is building a platform for growth and increased profitability, and increased profit generation in the future. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its capital position and enhance its ability to grow in Chile.

CorpBanca bought a first class bank in Colombia. The high quality of its executives, clients, portfolio and depositor base and its clear and detailed strategic plan are the characteristics that give confidence to operate in that market, and thus to continue its development without the need to implement changes.

iv.        Details of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of BSC to the acquisition date, May 29, 2012, was as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Corpbanca Colombia S.A. (Before Santander Colombia)

ASSETS	Fair value recognized on the acquisition date	Notes
	MCh$
Cash and deposits in banks	98,194	(*)
Cash in course of collection	1,126	(**)
Trading portfolio financial assets	176,329
Investments under agreements to resell	94,200
Derivative financial instruments	14,899
Loans and receivables to banks	23,673	(a)
Loans and receivables to customers	1,623,069	(b)
Financial investments available-for-sale	103,094
Financial investments held-to-maturity	84,621
Investments in other companies	6,433
Intangible assets	265,265
Property, plant and equipment	13,396
Current income tax provision	-
Deferred income taxes	5,204
Other assets	9,798
TOTAL ASSETS	2,519,301

LIABILITIES
Current accounts and demand deposits	264,730
Cash in course of collection	-	(***)
Investments under agreements to resell	-
Time deposits and saving accounts	1,274,633
Derivative financial instruments	18,666
Borrowings from financial institutions	299,744
Debt issued	79,561
Other financial obligations	1,187
Current income tax provision	5,903
Deferred income taxes	97,987
Provisions	24,423	(c)
Other liabiities	50,991
TOTAL LIABILITIES	2,117,825

Total identifiable net assets at fair value	401,476
Non-controlling interest measured at fair value (using an income approach)	(48,940)
Goodwill arising from the acquisition	205,076	(d)
Consideration transferred for the acquisition	557,612	(e)

Net cash received from subsidiary	99,320	(*) + (**) - (***)
Gross cash consideration	(557,612)
Net cash consideration paid	(458,292)	(f)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Considerations of importance in relation to the acquisition:

i.
The fair values presented here have been determined on temporary basis and are being determined by qualified professionals, independent of CorpBanca and subsidiaries (the Group) and its external auditors, as well as independent of each other. In relation to this, there are the following considerations:

a)
If the initial accounting for a business combination is incomplete by the end of the accounting period in which the combination occurs, the Group will report in its financial statements provisional amounts for the items whose accounting is incomplete. During the measurement period, CorpBanca retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the measurement the amounts recognized at that date. During the measurement period, the acquirer shall also recognize additional assets or liabilities if new information about facts and circumstances that existed at the date of acquisition and that, had they been known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that no one can get more information. However, the measurement period will not exceed one year from the date of acquisition, above.

b)
This business combination was accounted for using the purchase method from the date of purchase, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Taken into consideration potential voting rights that presently are exercisable or convertible when assessing control.

c)	The Group valued the goodwill at the acquisition date, assessing the following:

•	fair value of the consideration transferred;

•	recognized amount of any non-controlling interest in the acquiree, plus
•	if the business combination is achieved in stages, the fair value of the existing shares in the equity of the acquiree;
•	less the net amount recognized (generally fair value) of the identifiable assets acquired and liabilities assumed.

d)	In relation to the previous point, when the excess is negative, a gain on sale on favorable terms is recognized immediately in profit (not the case of this combination).

e)
The fair value of intangible assets and deferred tax their (primarily customer relationship, licenses, etc.) has been determined provisionally pending the completion stage of that independent valuation. See more detail in Note 13 “Intangible” of these financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

f)
At the acquisition date, a contingent liability is determined by a fair value MCh$2,868 as a result of legal contingencies (see note c) above table). At the close of the reporting period under review, the contingent liability was revalued and no variations were determined.

g)
The fair value of loans and receivables from customers (including item loans and receivables from banks) amounted to the acquisition date MCh$1,646,742 (see note a) and b) above table) and the gross amount of MCh$1,626,284. None of these receivables is impaired in value and are expected to charge the total amount of the contracts. According to IFRS the fair value of loans should be shown net of allowances for credit risk, however at the date of acquisition of Banco Santander Colombia, the fair value of these reserves which amounted to MCh$57,108, and presented in note 10 “loans and receivables from customers” letter c) allowances, is presented separately according to what is indicated in Compendium of Accounting Standards SBIF.

h)
The goodwill of MCh$205,076 (see point d), above table) recognized at the date of acquisition, is attributed to the expected synergies and other benefits arising from the combination of the assets and activities of BSC in conjunction with CorpBanca and subsidiaries (described primarily in section iii) “Main reasons for purchase”). Not expected to be deductible goodwill mentioned income taxes.

i)
If new information becomes available within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to amounts presented above there any additional or the date of acquisition, the accounting will be revised acquisition.

ii.	CorpBanca has elected to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying a discounted earnings approach.

iii.
From the date of acquisition, BCC contributed MCh$66,288 to Net interest income, MCh$17,894 to Net service fee income, MCh$96,523 to Total Operating Income, Net of Loan Losses, Interest and Fees and MCh$32,317 to the Income before income taxes. If the combination had occurred at the beginning of the year (January 1, 2012), interest income had been MCh$849,668 and income before income taxes would have been MCh$163,920. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, arising from the acquisition date would have been the same if the acquisition had occurred on January 1, 2012. The above amounts are presented gross of the costs and expenses of the perimeter Chile, generated by the acquisition of BCC.

iv.
Transaction costs related to the acquisition of MCh$246, primarily legal fees and external due diligence costs, are charged to administrative expenses in the consolidated statement of income and are part of cash flows from operations in the state cash flow.

v.
The total consideration transferred operation MCh$557,612 (see note e), above table). Net cash received for cash flow purposes, MCh$458,292, according to the determination explained in note 0, the above table.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

vi.
The Group offered and issued, in priority to its shareholders, pay 43.000.000.000 of shares, ordinary, no par value, the fixed unit price reached $6.25 (six point twenty-five dollars), as part of the purchase of BSC reaching a fair value of MCh$267,538. Costs attributable to the issue of those equity instruments were charged directly to equity as an issue discount (negative premium).

vii.	In the purchase agreements are not certain contingent consideration.

viii.
The goodwill arising from the acquisition of a foreign operation (BSC case and other group entities), as practiced fair value adjustments to the carrying amounts of assets and liabilities as a result of the acquisition of that business, should treated as assets and liabilities of the same. This means they are expressed in the functional currency of that operation (BSC case and other group entities, Colombian peso functional currency), and will be converted to the closing exchange rate (exchange rate for COP to CLP effects accounting in Chile). According to this, we found an exchange differences on translation in the accounts of valuation, for a charge of MCh$24,359.

c)	Business Combination — Banco CorpBanca Colombia and Corpbanca Investment Trust Colombia (Before - Santander Investment Trust Colombia)

i.         General aspects of the operation

CorpBanca Colombia, domiciled in Colombia, acquired 94.50% of the voting shares of CorpBanca Investment Trust Colombia S.A (CITRUST)

ii.         Main reasons for purchase

With this acquisition, CorpBanca looking to expand regionally and, at the same time, participate in the growing Colombian banking market, whose potential is based on the strong economic outlook and low penetration Colombia currently present in the banking sector. The senior management and staff from CITRUST possess a thorough knowledge of the Colombian market and have the experience to successfully develop the objectives sought by CorpBanca Colombia. In these features underlying the expected success of this acquisition.

iii.         Details of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities at the date of CITRUST acquisition, June 29, 2012, was:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	MCop$	MCh$
Total identifiable net assets at fair value	44,048	12,382
Non-controlling interest measured at fair value (using an income approach)	(4,670)	(1,313)
Intangible assets	36,106	10,149
Deferred income taxes	(11,915)	(3,349)
Goodwill arising from the acquisition	16,688	4,691
Consideration transferred for the acquisition	80,257	22,560

Net cash received from subsidiary	15,987	4,494
Gross cash consideration	(80,257)	(22,560)
Net cash consideration paid	(64,270)	(18,066)

iv. Considerations of importance in relation to the acquisition:

•
The fair values presented here have been determined on temporary basis and are being determined by qualified professionals, independent of CorpBanca and subsidiaries (the Group) and its external auditors, as well as independent of each other. They cover the same criteria in: ia) to ie), ii) to v), vii) and viii) described in business combination effected by CorpBanca Chile and Colombia Corpbanca (Before - Banco Santander Colombia).

•
At the acquisition date, a contingent liability is determined by a fair value MCop$286 (MCh$80) as a result of legal contingencies. At the close of the reporting period under review, the contingent liability was revalued and no variations were determined.

•
The fair value of loans and receivables from customers (including item loans and receivables from banks) amounted to the acquisition date MCop$17,183 (MCh$332). None of these receivables is impaired in value and are expected to charge the total amount of the contracts.

•
From the date of acquisition at the end of the financial statements, CITRUST helped CorpBanca Colombia in MCh$13 to Net interest income, MCh$3,489 to Net service fee income, MCh$3,831 to Total Operating Income and MCh$2,470 to the Income before income taxes. If the combination had occurred at the beginning of the year (January 1, 2012), interest income CorpBanca Colombia had been MCh$ 218,627 and income before income taxes would have been MCh$54,880. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, arising from the acquisition date would have been the same if the acquisition had occurred on January 1, 2012.

•
The goodwill by MCop$16,688 (MCh$4,691) recognized at the date of acquisition, is attributed to the expected synergies and other benefits arising from the combination of the assets and activities of CITRUST. Not expected to be deductible goodwill mentioned income taxes.

•	Transaction costs related to the acquisition, legal fees and other external costs related to the purchase process, were recognized by the Head Office (CorpBanca Chile).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 13 - INTANGIBLES

a) Intangibles as of December 31, 2012 and 2011 consists of the following:

	December 31, 2012
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment of the Period	Final Net Balance

Separately acquired intangibles
Integrated banking system (1)	15	4	6,543	(1,175)	5,368
Computer equipment system or software	3	1	13,918	(2,958)	10,960
IT Projects	6	4	13,550	(1,476)	12,074
CorpBanca Colombia acquisition	16	16	457,344	(5,089)	452,255
Other projects	6	4	1,227	(202)	1,025

Total			492,582	(10,900)	481,682

	December 31, 2011
Concept	Useful life years	Remaining amortization years	Final gross balance	Amortization and impairment of the Period	Final Net Balance

Separately acquired intangibles
Integrated banking system (1)	15	6	7,706	(1,182)	6,524
Computer equipment system or software	3	2	470	(261)	309
IT Projects	6	4	5,521	(1,126)	4,395
Other projects	5	4	1,097	(86)	1,011

Total			492,582	(2,655)	481,682

(1)
Integrated Banking System (IBS) corresponds to the main operating system software of the Bank that replaced a number of systems, providing us with a single, central electronic database that gives us up-to-date customer information in each of our business lines and calculates net earnings and profitability of each product and client segment.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b)	The changes in the intangible assets during 2012 and 2011 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Intangible arising from business combination-Colombia (*)	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2012	6,524	309	4,395	-	1,011	12,239
Purchases	33	6,057	8,834	477,610	578	493,112
Retirements	-	-	-	-	-	-
Amortization	(1,175)	(2,958)	(1,476)	(5,089)	(202)	(10,900)
Exchange rate differences	-	-	-	-(20,266)	(20,266)
Others	(14)	-	321	-	(362)	(55)
CorpBanca Colombia acquisition	-	7,552	-	-	-	7,552

Balances as of December 31, 2012	5,368	10,960	12,074	452,255	1,025	481,682

	Integrated banking system	Computer equipment system or software	IT Projects	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2012	7,657	465	4,686	288	13,096
Purchases	50	161	962	937	2,110
Retirements	-	-	-	-	-
Amortization	(1,182)	(261)	(1,119)	(93)	(2,655)
Other	(1)	(56)	(127)	(121)	(305)
CorpBanca Colombia acquisition	-	7,552	-	-	7,552

Balances as of December 31, 2011	6,524	309	4,395	1,100	12,239

(*) At December 31, 2012 and expressed in MCh$, intangible assets before depreciation and exchange differences on translation amounted to MCh$477,610, which are detailed below: goodwill MCh$205,076, license MCh$57,263 (indefinite useful life) and other intangibles of MCh$8,528 (6 years old) and customer relationship of MCh$191,903 (22 years old) generated by the purchase of Corpbanca Colombia and goodwill MCh$4,691 and customer relationships of MCh$10,149 (38 years old) generated by the purchase of Corpbanca Investment Trust Colombia S.A. (CITRUST).

c)	As of December 31, 2012 and 2011, the Bank has entered into the following contractual commitments for the acquisition of intangible asset:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

	Invested	Invested
	Amount	Amount
	2012	2011
	MCh$	MCh$

License detail:
Bussiness Object empresa Borja Consultores Ltda.	-	-
Ingram Micro Chile S.A.	-	-
Mac Online Empresas y Tele Yentas Ltda.	-	-
Licenciamiento Plataforma Cognos	307	-

d) Impairment

The goodwill and unamortized intangible assets disclosed, rates have no impairment at the end of 2012 (in 2011 there were no such assets).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment as of December 31, 2012 and 2011 is as follows:

		As December 31,2012
Item	Useful life years (1)	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$
Land and buildings	21	20	50,822	(3,755)	47,067
Equipment	5	4	9,675	(1,851)	7,824
Other	6	5	11,781	(1,586)	10,195
- Furnitures			3,055	(480)	2,575
- Leasing assets			2,250	(354)	1,896
- Others			6,476	(752)	5,724
Total			72,278	(7,192)	65,086

		December 31,2011
Item	Useful life years (1)	Remaining amortization years	Final gross balance	Depreciation and impairment for the Period	Final Net Balance
			MCh$	MCh$	MCh$
Land and buildings	21	21	46,457	(2,357)	44,100
Equipment	5	4	6,382	(1,219)	5,163
Other	7	6	9,192	(1,230)	7,962
- Furnitures			3,049	(392)	2,657
- Leasing assets			2,250		2,250
- Others			3,893	(838)	3,055
Total			62,031	(4,806)	57,225

(1)
The useful lives presented herein are the remaining lives of the Bank’s building, equipment, and other property, plant, and equipment as of the transition date to IFRS (January 1, 2009). The useful lives presented in Note 1 q) are the total useful lives of the Bank’s property, plant, and equipment. Such useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external specialists who are independent of the Bank which have been taken into consideration by management to determine the useful lives of our buildings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b)	The changes in property, plant and equipment during 2012 and 2011 is as follows:

2012	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	44,100	5,163	7,962	57,225
Purchases	2,335	3,335	2,323	7,993
Retirements	(3,704)	(1,508)	(578)	(5,790)
Depreciation	(3,755)	(1,851)	(1,586)	(7,192)
CorpBanca Colombia acquisition	8,092	2,692	2,075	12,859
Other	(1)	(7)	(1)	(9)

Balances as of December 31, 2012	47,067	7,824	10,195	65,086

2011	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	43,551	5,162	4,717	53,430
Purchases	2,957	1,509	4,335	8,801
Retirements	(51)	(306)	(1)	(358)
Depreciation	(2,358)	(1,216)	(1,232)	(4,806)
Other	1	14	143	158

Balances as of December 31, 2011	44,100	5,163	7,962	57,225

c)	As of December 31, 2012 and 2011, the Bank holds operating lease contracts that cannot be unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2012	5,847	21,145	23,511	50,503
As of December 31, 2011	5,379	20,583	25,013	50,975

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

d) As of December 31, 2012 and 2011, the Bank holds finance lease contracts that cannot be rescinded or unilaterally terminated. The future payment information is detailed as follows:

Future Operating Lease Payments Land, Buildings and Equipment
	Up to 1 Year	From 1 to 5 Year	Over 5 Years	Total
	MCh$	MCh$	MCh$	MCh$

As of December 31, 2012	589	860	-	1,449
As of December 31, 2011	3,377	4,381	-	7,758

NOTE 15 - CURRENT TAXES

a) Current income tax provision

At the end of each year the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. Income tax provision recognized as of December 31, 2012 was MCh$9,057 (MCh$6,278 as of December 31, 2011). The income tax provision (net of recoverable taxes) is as follows:

	As of December 31, 2012	As of December 31, 2011
	MCh$	MCh$

Income tax.	31,913	21,099
CorpBanca Colombia acquisition	4,192
Less:
Monthly Provisional Payment	(23,675)	(25,413)
Tax credit for training costs	(1,595)	(310)
Tax credit for donations	(315)	(1,012)
Tax credit for property taxes on leased real estate assets	(993)	(395)
Other taxes to be recovered	(470)	(247)

Total	9,057	(6,278)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b)        Effect on income

The tax expense for the years ended December 31, 2012 and 2011 is comprised of the following items:

	As of December 31,
	2012	2011
	MCh$	MCh$
Income Tax expense
Current tax expense	(31,913)	(21,099)
Deferred taxes
Temporary differences	9,530	(2,804)

Subtotal	(22,383)	(23,903)

Others	(488)	(241)

Net expense for income taxes	(22,871)	(24,144)

c)        Effective tax rate reconciliation

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2012 and 2011, which consists of the following items:

	As of December 31,
	2012		2011
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$

Net income before taxes	20.0	28,600	20.0	29,034
Permanent differences and others (*)	(7.4)	(10,610)	(2.3)	(3,384)
Rate change income tax	0.1	204	(1.2)	(1,750)
Rates effect - branchs Colombia and Nueva York (**)	3.3	4,677	0.2	244

	16.0	22,871	16.7	24,144

(*) This line item contains the effects of the variation observed dollar affecting the valuation of tax investment companies established in Colombia and New York branch (gain of MCh$7,048 in 2012 and a loss of MCh$307 in 2011).

(**) This line item reflects the differences in tax rates in other jurisdictions, according to the Bank’s consolidated result.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

d)           Effect of deferred taxes on other comprehensive

The table below sets for a summary of the deferred tax effect on other comprehensive income for the years ended December 31, 2012 and 2011, which consists of the following items:

	2012	2011
	MCh$	MCh$

Financial assets available-for-sale	1,117	283
Hedge of a net investment in New York Branch	(737)	696

Total charge to other comprehensive income	380	979

e)         Effect of deferred taxes on income

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of timing differences (*):

Concepts:		As of December 31,
	2012			2011
	Assets MCh$	Liabilities MCh$	Net MCh$	Assets MCh$	Liabilities MCh$	Net MCh$

Provisions for loans losses	22,258	-	22,258	16,160	-	16,160
Accrued interest and adjustment related to past-due loan portfolio	3,500	-	3,500	4,736	-	4,736
Unearned Price differences	134	-	134	117	-	117
Employees related provisions	4,837	-	4,837	798	-	798
Subsidiary tax loss	2,577	-	2,577	1,235	-	1,235
Depreciation of plant and equipment	-	(3,508)	(3,508)	-	(3,266)	(3,266)
Leases and other	-	(32,723)	(32,723)	-	(22,086)	(22,086)
Corpbanca Colombia Intangibles	-	(75,242)	(75,242)	-	-
Others	6,891	(6,280)	611	4,654	-	4,654
					-
Total net asset (liability)	40,197	(117,753)	(77,556)	27,700	(25,352)	2,348

(*) This note incorporates the deferred tax balances of Corpbanca Colombia and its subsidiaries, which in the case of companies in Colombia, their flows are recognized in the income statement from the date of takeover (see Note n ° 12 “Investments in other companies”, letter b” Business Combination”).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

f) Effect Joint Circular No. 3478 of SBIF and No. 47 of Internal Revenue Service

The information presented does not include the operations of entities that are consolidated in the financial statements (nor leasing transactions), but only the Bank taxpayer, that the December 31, 2012 and 2011.

We report the total assets of the financial value and tax value of assets, regardless of the fact that the operations are not related to each other or do not correspond to what should be included in the columns of past due loans. Below is a breakdown of such operations:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 16 - OTHER ASSETS

a) As of December 31, 2012 and 2011,the detail of other assets is as follows:

	As of December 31, 2012	As of December 31, 2011
	MCh$	MCh$
Assets for Leasing (5)	17,123	7,724
Assets received in lieu of payment (6)	2,684	2,104
Assets received in lieu of payment	158	291
assets recovered in judicial auction	2,597	1,837
Provisions for Assets received in lieu of payment	(71)	(24)
Other Assets	128,742	91,554
Rentals in advance (1)	20,715	22,022
Accounts and Notes receivable (2)	49,397	36,562
Prepaid expenses (3)	14,105	9,982
Projects under development (4)	14,529	10,043
Exchange documents without presence	1,960	276
Guarantees given by threshold effect	18,635	7,838
Other	9,401	4,831

Total	148,549	101,382

(1)	Rent paid in advance for SMU ATMs (See Note 32.b)

(2)	Rights and accounts that do not correspond to business operations, such as tax credits, cash deposits as security and other receivable balances.

(3)	Includes payments for various services to be received (rent, insurance, and others) that have not yet been established.

(4)	Information system and other projects under development.

(5)
Fixed assets available for delivery under the financial leases. Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for a sale and have a high probability of being sold. For most of such assets, it is expect to complete the sale within one year from the date when the assets are classified as an available for sale and/or lease assets recovered held for sale.

(6)
Provisions for assets received in lieu of payment of obligations are recorded as described in chapter compendium of accounting standards B-5 No. 3, which involves recognizing a provision for the difference between the initial value and its addenda restatements and realizable value, when the former is greater.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b) The movement in the provision for assets received in lieu of payment, during the years 2012 and 2011, is as follows:

Accumulated amortization and impairment	Assets received in lieu of payment
MCh$

Balance at January 1, 2012	24

Released provisions	(34)
Established provisions	81
Balance at December 31, 2012	71

Balance at January 1, 2011	-

Released provisions	(14)
Established provisions	38
Balance at December 31, 2011	24

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 17 - CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS
As of December 31, 2012 and 2011, current accounts and demands deposits consist of the following:

	As of December 31,
	2012	2011
	MCh$	MCh$
a) Current accounts and demand deposits
Current Accounts	839,588	467,505
Other deposits and sight accounts	84,179	52,964
Other sight liabilities	38,096	68,791
Payments on account of un-liquidated claims	114,144	78,533
Other sight liabAities	36,668	14,927

Total	1,112,675	682,720

b) Time deposits and saving accounts
Time deposits	7,248,774	4,806,278
Deposits due
Term Savings Accounts	390,570	8,707
Other term creditor Balances	43,331	9,393

Total	7,682,675	4,824,378

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTA 18 - BORROWINGS FROM FINANCIAL INSTITUTIONS

As of December 31, 2012 and 2011, borrowings from financial institutions include the following:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011
NOTE 19 - DEBT ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2012 and 2011, the composition of these items is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Below are more detailed for each debt instrument, according to their balances at December 31, 2012 and 2011:

a)       Letter of credit

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 20 - PROVISIONS

As of December 31, 2012 and 2011 the Bank has recorded the following provisions and changes in its provisions:

a.       Allowances for Contingent Loans

The provisions made by December 31, 2012 and 2011, for contingent loans are:

	As of December 31
	2012 MCh$	2011 MCh$
Sureties and Guarantees	861	129
Documentary Letters of Credit	151	109
Performance bonds	2,040	1,840
Unrestricted credit lines	3,986	2,501
Others Contingents Loans
Others	175	255

Total	7,213	4,834

b.       Other Provisions

The provision balance changes during December 31, 2012 and 2011, were as follows:

	As ofDecember 31
	2012	2011
	MCh$	MCh$
Provisions for short-term employee benefits and salaries	62,787	4,801
Accrual for mandatory dividends	60,040	36,855
Allowances for contingents loans	7,213	4,834
Allowances for contingencies (*)	7,112	6,277
Country risk provisions	2,698	1,473

Total	139,850	54,240

(*) Includes additional provisions of MCh$4,000 (Years 2012 and 2011) and minimum allowances for loans losses of Ch $ 0 (MCh$1,901 in 2011).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c. The provision balance changes during 2012 and 2011, were as follows:

As December 31, 2012				
	Short-term benefits and staff salaries	Mandatory Dividends	Allowances for contingents loans	Contingencies and country risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2012	4,801	36,855	4,834	7,750	**54,240**
Application of provisions					
Established provisions	20,527	60,040	3,802	6,207	**90,576**
Released provisions	(9,655)	(36,855)	(2,994)	(8,469)	**(57,973)**
CorpBanca Colombia acquisition	47,114	-	1,571	4,599	**53,284**
Other changes	-	-	-	(277)	**(277)**
Balance as of December 31, 2012	**62,787**	**60,040**	**7,213**	**9,810**	**139,850**

	Short-term benefits and staff salaries	Mandatory Dividends	Allowances for contingents loans	Contingencies and country risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2011	7,623	59,522	9,348	3,254	**79,747**
Application of provisions					
Established provisions	1,660	36,855	7,559	8,024	**54,098**
Released provisions	(4,482)	(59,522)	(8,533)	(7,068)	**(79,605)**
Other changes	-	-	(3,540)	3,540	**-**
Balance as of December 31, 2011	**4,801**	**36,855**	**4,834**	**7,750**	**54,240**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

d.       Provisions for short-term employee benefits and staff salaries

	As of December 31
	2012	2011
	MCh$	MCh$

Provision for severance indemnities (note e)	41,904	517
Provision for other employee benefits	15,365	5
Provision for Vacations	5,518	4,279

Total	62,787	4,801

e.       Provision for severance indemnities

	As of December 31
	2012	2011
	MCh$	MCh$
Present value of the liability at the beginning of fiscal year	517	154
Increase in existing provision	49,415	4,977
Payments	(8,028)	(4,460)
Provision used	-	(154)
Other	-	-

Total	41,904	517

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 21 - OTHER LIABILITIES

As of December 31, 2012 and 2011, other liabilities are as follows:

	As of December 31
	2012	2011
	MCh$	MCh$
Accounts and notes payable (1)	46,173	18,768
Dividends payable	296	49
Unearned income	2,300
Valuation adjustments of hedging (2)	10,083	9,265
Various creditors	14,101	444
Provision for commissions and consulting fees	1,640	1,032
Other liabilities	612	1,423

Total	75,205	30,981

(1)
Groups correspond to obligations not business operations, such as withholding taxes, social security contributions, money balances for purchases of materials, price balance or obligations for leasing contracts for acquisition of fixed assets and provisions for outstanding expenses.

(2)	Refers to adjustments for fair value of objects covered by fair value hedges.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 22 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

 a) Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts as follows:

As of December 31 2012	As of December 31 2011
	MCh$	MCh$
CONTINGENT LOANS	**2,396,064**	**1,791,586**
Collaterals and Guarantees	239,800	42,252
Collaterals and Guarantees in Chilean currency	-	-
Collaterals and Guarantees in foreign currency	239,800	42,252
Confirmed foreign letters of credit	19,604	36,641
Letters of credit	80,076	66,993
Performance bonds	674,263	534,148
Interbank letters of guarantee	-	-
Cleared lines of credit	1,031,903	675,023
Other credit commitments	350,418	436,529
Other contingent loans	-	-
THIRD PARTY OPERATIONS	**660,249**	**666,300**
Collections	27,016	26,815
Foreign Collections	18,770	17,096
Domestic Collections	8,246	9,719
Placement or sale of financial securities	-	-
Placement of public securities issues	-	-
Sale of bank transaction letters of credit	-	-
Other security sales	-	-
Transferred financial assets administered by the bank	**41,373**	**56,720**
Assets assigned to Insurance Companies	41,373	56,720
Securitized assets	-	-
Other assets assigned to third parties	-	-
Third party funds under management	**591,860**	**582,765**
Financial assets under management on behalf of third parties	591,860	582,765
Other assets under management on behalf of third parties	-	-
Financial assets acquired in own name	-	-
Other assets acquired in own name	-	-
SECURITIES CUSTODY	**585,424**	**700,989**
Securities in custody held by the bank	88,672	87,794
Securities in custody deposited in another entity	410,904	527,561
Bank-issued Securities	**85,848**	**85,634**
Term deposit notes	85,848	85,634
Saleable letters of credit	-	-
Other documents	-	-
COMMITMENTS	-	-
Underwriting transaction guarantees	-	-
Asset acquisition commitments	-	-
Total	**3,641,737**	**3,158,875**

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b) Pending litigation

b.1)	CorpBanca

As of December 31, 2012 and 2011, there were lawsuits pending against the Bank relating to loans and other matters. The opinion of management and the Bank’s legal counsel - these lawsuits should not result in material losses. Nevertheless, in 2012 it has established provisions for MCh$133 (MCh$239 in 2011).

b.2)	CorpBanca Corredores de Bolsa S.A.

According to the Prosecutor’s Office, to December 31, 2012 and 2011, the brokerage has no pending lawsuits against him, representing significant risk of loss to the Company. Notwithstanding the foregoing, the brokerage has initiated or is a party to these proceedings or collections that could mean a loss to the Company:

•
As of December 31, 2012 the company has taken steps to pre judicial collection which has not risen to the expected level of results, therefore judicial proceedings were initiated; according to the prosecution, this could mean a loss to the Company in the event recovery of the amounts due from customers cannot be achieved. The Company has proceeded to make full provision in its financial statements increasing to MCh$175.

•
Before the Fifth Criminal Court of Santiago, in swindle case by docket No. 149913-7, under criminal complaint filed at the summary by the Banco del Estado de Chile, which cause Corpbanca Corredores de Bolsa S.A. not a party, was seized in the Company’s opinion, unduly Time Deposit No. 00243145 in the amount of MCh$43 (historical), ConcepciOn S.A. Corredores de Bolsa, today Corpbanca Corredores de Bolsa S.A., acquired its first beneficiary, are considered “Body of Evidence”. Such a term deposit is fully provided in the financial statements of the Company, net of provision in the caption notes and accounts receivable.

b.3) Other companies included in the consolidation of financial statements.

As of December 31, 2012 and 2011, these companies have no lawsuits pending against them which represent significant risk of loss. Those companies are:

•       CorpBanca Administradora General de Fondos S.A.
•       CorpBanca Asesorias Financieras S.A.
•       CorpBanca Corredores de Seguros S.A.
•       CorpLegal S.A.
•       CorpBanca Agencia de Valores S.A.
•       CorpBanca Sucursal de Nueva York.
•       SMU CORP S.A.
•       Banco CorpBanca Colombia y Filiales.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c)       Contingent loans

The following table details the Bank’s contractual obligations and related provision for contingent loans:

	As of December 31
	2012	2011
	MCh$	MCh$
Sureties and guarantees	239,800	42,252
Letters of credit	80,076	66,993
Confirmed foreign letters of credit	19,604	36,641
Performance bonds	674,263	534,148
Amounts available on lines of credit and credit cards	1,031,903	675,023
Creditos para Estudios Superiores Ley N°20.027	319,111	423,552
Other	31,307	12,977
Total (note 22)	2,396,064	1,791,586
Recognized provision contingent loans (note 20)	(7,213)	(4,834)
Total	2,388,851	1,786,752

d)           Responsibilities

CorpBanca and subsidiaries holds the following responsibilities under the normal course of business:

	As of December 31
	2012	2011
	MCh$	MCh$
Notes under collection	27,016	26,815
Financial assets transferred to and managed by the bank	41,373	56,720
Third party resources managed by the bank	591,860	582,765
Securities held in Custody	585,424	700,989
Total	1,245,673	1,367,289

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

In particularly the Subsidiary CorpBanca Corredores de Bolsa S.A., presents the following information regarding Safe:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

In particularly the Subsidiary CorpBanca Corredores de Bolsa S.A., presents the following information regarding Safe:

The Securities Brokerage and Agency made its custody procedures in accordance with the provisions of the SVS Circular No. 1962 of January 19, 2010, the escrow segmenting unrelated and related to: a) not subject to management Custody , b) portfolio Management c) voluntary pension savings management, segmenting their amounts between nationals and foreigners, and by type of instruments Equity instruments (IRV), Fixed Income Instruments (IRF), Financial Intermediation instruments (IW) and others, including also the percentage of those held in the Central Securities Depository (DCV).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

e) Guarantees

e.1)       CorpBanca

Assets given as collateral

	As of December 31
	2012	2011
	MCh$	MCh$

Assets given as collateral	23,168	81,648
Total	23,168	81,648

e.2)       CorpBanca Corredores de Bolsa S.A.

Direct commitments. At December 31, 2012 and 2011, the company has no direct commitments.

Security interests in corporate assets constituted in favor of third party obligations. As of December 31, 2012 and 2011, the Company has no real guarantees in constituted assets to third parties.

Personal guarantees. As of December 31, 2012 and 2011, the Company has not given personal guarantees

Guarantees for transactions

Pursuant to Article 30 and 31 of Law No. 18,045 (Securities Act), has established a guarantee through an insurance policy with the credit insurance company de Seguros Continental S.A. for U.F. 4,000 due on April 22, 2014, designated the Santiago Stock Exchange as the creditors representative and also as the depository and custodian of such policy.

On August 29, 2011, the insurance policy for US$10,000,000 that Corpbanca Corredores de Bolsa S.A. entered into with the general insurance company Chubb of Chile Compania de Seguros Generales to cover officer impropriety which was renewed and will be effective until August 29, 2012 and direct beneficiary is Corpbanca Corredores de Bolsa S.A.

On August 29, 2011, we proceeded to renew the insurance policy with company Chubb of Chile Compania de Seguros Generales, in order to anticipate possible situations of infidelity officer, and their allowance amounting to U.S. $ 10 million. The maturity of this policy is the August 29, 2012 and its direct beneficiary is Corpbanca Corredores de Bolsa S.A. On August 21, 2012 was extended this policy for 31 days, with the new expiry date of September 29, 2012.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

At September 29, 2012, was extended company Chubb of Chile Compania de Seguros Generales was maturing September 29, 2012, in order to anticipate possible situations of infidelity officer, and their allowance amounting to U.S$10,000,000. The maturity of this policy is September 29, 2013 and is a direct beneficiary Corpbanca Corredores de Bolsa S.A.

The Company holds shares in the stock exchanges to ensure simultaneous operations in the amount of MCh$17,646 (MCh$7,073 in December 2011), also in December 2012 was supplemented with this guarantee fixed income securities for MCh$501.

There given guarantees for US$100.000 (MCh$48) and US$30,137.62 (MCh$14) (US$130,137.62 (MCh$66 in 2011)) and to secure transactions with foreign brokers.

The Company keeps at the Santiago Stock Exchange fixed income securities for MCh$5,047 (MCh$3,436 in 2011) to secure transactions carry out within the Camara de Compensacion y Liquidacion de Valores.

At December 31, 2011, the Company has fixed income securities to secure credit from Corpbanca, which at that time amounted to MCh$52,467.

e3) CorpBanca Agencia de Valores

Direct commitments. At December 31, 2012 and 2011, the company has no direct commitments.

Security interests in corporate assets constituted in favor of third party obligations. As of December 31, 2012 and 2011, the Company has no real guarantees in constituted assets to third parties.

Personal guarantees. As of December 31, 2012 and 2011, the Company has not given personal guarantees

Guarantees for transactions

Pursuant to Article 30 of Law No. 18.045 (Securities Act), the Company has entered into a guarantee through Mapfre SA and Credit Guarantee Insurance Company in the amount of U.F. 4,000 due on December 1, 2013, appointing CorpBanca as custodian of the policy.

On September 1, 2011, the Company set up an additional warranty through MAPFRE Garantía y Crédito S.A. Compañia de Seguros, for an amount of UF 24,000 maturing on June 30, 2012, Corpbanca being designated custodian of the policy. Additionally, during the month of March, the Company increased the amount of the policy at UF 15,000, it being made in UF 39,000. On June 30, 2012 the Company to renew the endorsement he had with Mapfre Garantía y Crédito S.A. by expanding of UF 39,000 to UF 54,000 maturing on June 30, 2013, Corpbanca being designated custodian of the policy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

e.4) Other companies included in the consolidation of Financial Statements.

At December 31, 2012 and 2011, these companies have no other obligations to be disclosed in the financial statements. These companies are:

•            CorpBanca Administradora General de Fondos S.A.
•            CorpBanca Asesorias Financieras S.A.
•            CorpBanca Corredores de Seguros S.A.
•            CorpLegal S.A.
•            CorpBanca Sucursal de Nueva York.
•            SMU CORP S.A.

•            Banco CorpBanca Colombia y Filiales.

f) Other Liabilities

f.1) CorpBanca

•
CorpBanca is authorized to pass on to its customers any obligations related to deferred customs duties originating from imports of assets for leasing, which are transfers that materialize prior to National Customs Service authorization. As of December 31, 2012 and 2011, the Bank has not transferred any obligations related to deferred customs duties.

•	As of December 31, 2012, leasing contracts signed, but for which assets have not yet been delivered, amounts to MCh$59,753 (MCh$60,959 in December 2011).

f.2) CorpBanca Corredores de Seguros

•
To comply with Article 58° letter d) of DFL 251 of 1930 which states that “Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker”, the Company has contracted the following policies with Consorcio Nacional de Seguros S.A.

2012

Effect on April 15, 2012 and expire on April 14, 2013:

Policy	Insured item	Insured Amount (UF)

10022061	Civil Liability	60,000
10022060	Guarantee	500

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2011

Effect on April 15, 2011 and expire on April 14, 2012:

Policy	Insured item	Insured Amount (UF)

4323295	Civil Liability	60,000
4323304	Guarantee	500

f.3) CorpBanca Administradora General de Fondos S.A

•
At December 31, 2012 and 2011, there are no direct or indirect commitments or contingencies for lawsuits or other legal action. The Company has no restrictions or limits management of financial indicators arising from contracts or agreements signed.

•
On October 9, 2012, the Company took performance bond (with Banco Santander) to ensure the faithful to CORFO and timely compliance with the obligations of the Portfolio Management Agreement and the payment of labor and social obligations to the workers of the contractor, when due March 31, 2016. The amount of this is UF 15,000, equivalent in Chilean pesos corresponding to the total in UF, to the date of payment and no interest for Corporación de Fomento de la Produccion, RUT 60.706.000-2.

•
On September 29, 2012, Corpbanca Administradora General de Fondos S.A renewed the insurance policy with Chubb de Chile Compariia de Seguros Generales S.A., in order to anticipate possible situations of infidelity official, maturing September 29, 2013. The insured amount of the policy is MUS$10.

•
On August 21, 2012, the Company extended the maturity of the insurance policy with Chubb de Chile Compañía de Seguros Generales S.A., to anticipate potential situations of infidelity maturity officer leaving the September 29, 2012.

•
On August 17, 2012, the Company renewed performance bond (CorpBanca) guarantee the seriousness of the Tender Offer for Portfolio Management of the Corporación de Fomento de la Produccion, maturity is November 16, 2012. The amount of this amounts to MCh$11.

•
On June 18, 2012, the Company renewed performance bond (CorpBanca) guarantee the seriousness of the Tender Offer for Portfolio Management of the Corporacion de Fomento de la Produccion, maturity is August 16, 2012. The amount of this amounts to MCh$11.

•
On August 29, 2011, Administradora General de Fondos S.A renewed the insurance policy with Seguros con Chubb de Chile Compañía de Seguros Generales S.A., in order to anticipate possible situations of infidelity officer, being their due August 29, 2012. The insured amount of the policy is MUS$10.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

f.4) Other companies included in the consolidation of Financial Statements.

At December 31, 2012 and 2011, these companies have no other obligations to be disclosed in the fmancial statements. These companies are:

•       CorpBanca Corredores de Bolsa S.A.
•       CorpBanca Asesorfas Financieras S.A.
•       CorpLegal S.A.
•       CorpBanca Sucursal de Nueva York.
•       SMU CORP S.A.
•       Banco CorpBanca Colombia y Filiales.

g)          Others

CorpBanca Corredores de Bolsa S.A.

During the period between January 1 and December 31, 2012 and 2011, the Company or Chief Executive Officer received the following sanctions:

a.
The Company and Chief Executive Officer Censorship applied by the SVS, through Exempt Resolution No. 352 of September 10, 2012, for violating the General Rule No. 12, Circular No. 1819 paragraph 2 second subparagraph; Manual rights and Obligations of Brokers Santiago Stock Exchange, with Circular No. 1920 of 2009 and Internal Communication No. 10,659 of the Santiago Stock Exchange, mainly for not keeping client updated some chips, have no copy of identity cards of some customers, found some incomplete contracts, and other matters. Not presented any judicial or administrative action against such resolution sanctioning.

b.
Censorship the Company applied for the SVS, through Exempt Resolution No. 461, issued on December 14, 2012 and notified on 20 December of the same year, for violation of the provisions of the first paragraph of Article 33 of the Act Securities Market, in relation to Rule 188 Santiago stock Exchange, stock Exchange, not the consent of the client to cancel a purchase of shares on the Santiago stock Exchange in the amount of MCh$4. Not presented any judicial or administrative action against such resolution sanctioning.

c.
The Company admonition applied by the Best Practices Committee of the Santiago Stock Exchange, Stock Exchange, by resolution dated December 17, 2012 notified on 19 December, due Role 58/12 initiated by Alejandro Hernandez Ureta , for the delay of two days in restoring balance to the client up to MCh$1. Not presented any judicial or administrative action against such resolution sanctioning.

During the same period, its directors have not been sanctioned by entities external reviewers.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 23 - SHAREHOLDERS’ EQUITY

a. Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

As of December 31, 2012 and 2011, the Bank’s issued capital is represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

	Ordinary	Ordinary
	Shares	Shares
	2012	2011
	(amount)	(amount)

Issued as of January 1	250,358,194,234	226,909,290,577
Issuance of paid shares	43,000,000,000	23,448,903,657
Issuance of outstanding shares	-	-
Repurchase of Bank’s issued shares (treasury shares)	-	-
Sale of bank own issued shares	-	-

Total	293,358,194,234	250,358,194,234

i. Purchase and sale of shares (treasury shares) 2008

-	At December 31, 2008, the Bank was authorized to make the purchase of shares of its own issuance by 5.672.732.264, equivalent to 2.5% of the shares subscribed and paid.

2009

-	For the year ended December 31, 2009, the Bank has sold bank own issued shares that were acquired through a public offer during 2008. The offer for 5,672,732,264 shares took place between December 6, 2009 and February 18, 2010.

2010

As of December 31, 2010 the repurchase of treasury shares process initiated in December 2009 is closed and there are no treasury shares available.

2011-2012

-	There were no transactions of purchase and sale of own shares in these exercises.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
ii. Authorized, subscribed and paid shares
2012

The capital increase is included in Note 3 to the Consolidated Financial Statements, Section CorpBanca letter d, which is summarized below:

-
The Corpbanca’s Special Shareholders meeting “hereinafter CSSM” (April 10) agreed: a) To rescind the non-placed capital increase (Board’ agreed in January 27, 2011), the Bank’s capital being reduced to 250,358,194,234 ordinary shares b) Increase capital of MCh$507,108, divided into 250,358,194,234 ordinary shares fully subscribed and paid through the issuance of 48 billion ordinary shares of no par value payment.

-
In Corpbanca’s Special Board of Directors meeting (May 10), it was agreed in the exercise of powers delegated by the CSSM (April 10), set at the price of Ch$6.25 each 43.000.000.000 cash shares, ordinary and no par value preferably be offered to shareholders, starting the period of first refusal on May 11.

-
At May 22, from the capital increase referred to in the preceding, have subscribed and paid 15.633.600.000 shares corresponding to MCh$97,712, equivalent to approximately MUS$ 200 (Santo Domingo Group MUS$100 and MUS$100 related enterprises Corp Group, Corpbanca controlling group). The Controller Group advised the Bank to within approximately 12 days from this date and time of issue of the authorization of regulators, further shares subscribed and paid in the amount equivalent to approximately MUS$148.

-
In CSSM held on November 6, 2012, it was agreed: a) To rescind the non-placed capital increase agreed at the CSSM April 10 cited above, being reduced to 293,358,194,234 capital shares, b) increase capital of Ch$638,234,417,559, divided into 293,358,194,234 ordinary shares fully subscribed and paid through the issuance of 47,000,000,000 ordinary shares of no par value payment.

-	In summary, during the period 2012, placed a total of shares subscribed and paid 43,000,000,000, these amounting to MCh$267,538.

2011

•
At the Corpbanca’s Special Shareholders meeting held on January 27, 2011, it was agreed to increase the Bank’s issued capital through capitalization of retained earnings for 2009 and issuance of 40,042,815,984 ordinary, paid and no par value shares (representing 15% of new issued capital).

•	At the Corpbanca’s Special Board of Directors meeting held on May 25, 2011, and in relation to the shareholders’ meeting mentioned above it was agreed to the following:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•	The shareholders will have a preferential right to purchase 25,500,000,000 ordinary, paid, no par value shares.

•
The preferential offer periods (all of them during the year 2011) will be as follows: (i) first period - from June 3rd to July 2nd; (ii) second period - from July 3rd to August 1 SI; and (iii) third period - from August 2nd to August 31.

•
The issuance of share will be offer on a preferential basis to the shareholders of the Bank who will have the right to subscribe 0.1123797088 new shares per each share registered with the Shareholders Register as of May 28, 2010.

-	At the Corpbanca’s Special Board of Directors meeting held on June 2, 2011, it was agreed to the following:

•	To set the share price at Ch$7.35 for each one of the 25,500,000,000 shares previously mentioned.

•	To confirm the periods to offer the preferred shares that were agreed to on May 25, 2011.

-
The issued capital as of June 30, 2010 is represented by 228,306,683,253 shares which consist of 226,909,290,577 ordinary, authorized, subscribed, paid and no par value shares (figures at December 31, 2010) and 1,397,392,676 shares issued in 2011 as a result of the transaction described previously.

-	During the period from June to August 2011, a total of 23,448,903,657 subscribed and paid shares were issued for a total ofMCh$172,594.

2010
 -       As of December 31, 2010, the Bank’s issued capital consisted of 226,909,290,577 ordinary shares authorized, subscribed and paid, with no par value (same situation as of December 31,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
iii. Capitalization of earnings 2012

-	There was no capitalization of earnings in that year.
2011

-	At the Special Shareholder’s meeting held on January 27, 2011 it was agreed to capitalize retained earnings at December 31, 2009 in the amount of MCh$106,869.

iv. Distribution of dividends 2011

-	At the Bank’s Ordinary General Shareholder’s meeting held on February 28, 2012 it was agreed to a dividend distribution of MCh$122,849 equivalent to 100% of the net income for the year 2011.

2010

-	At the Bank’s Ordinary General Shareholder’s meeting held on February 24, 2011 it was agreed to a dividend distribution of MCh$119,043 equivalent to 100% of the net income for the year 2010.

2009

-	At the Bank’s Ordinary General Shareholder’s meeting held on February 25, 2010 it was agreed to a dividend distribution of MCh$85,109 equivalent to 100% of the net income for the year 2009.

2008

-	At the Bank’s Ordinary General Shareholder’s meeting held on February 26, 2009 it was agreed to a dividend distribution of MCh$56,310 equivalent to 100% of the net income for the year 2008.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. List of major shareholders

As of December 31, 2012 and 2011, the shareholder composition is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c. Dividends

The distribution of dividends of the Bank is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

d.       As of December 31, the Basic and diluted earnings per share are the following:

e.       Valuation accounts

Fair value reserve. This includes the cumulative net change in fair value of investments available for sale, the above until the investment is recognized or there is the need to make provisions for impairment.

Exchange differences on translation. Includes the effects of translating the financial statements of the New York Branch and Colombian subsidiaries whose functional currencies are U.S. dollar and Colombian peso, respectively, to the presentation currency of Banco Corp Banca, the latter being Chilean Peso.

Cash flow hedge accounting Reserves. Includes effects of the hedge of exposure to changes in cash flows that is attributable to a particular risk associated with an asset or liability recognized, which can affect net income of the year.

Hedging foreign investment Reserves. Corresponds to adjustments for hedges of net investments in foreign business, cited above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Below are the adverse equity and income taxes between 2012 and 2011:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

f. Non - Controlling interest:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period. The non controlling interest in the subsidiaries’ equity is summarized as follows:

**Year 2012**

| Subsidiaries | Third Party | Shareholders ´Equity | Net income for the year | Other Comprehensive income: Financial investment available-for-sale | Exchange differences on translation | Hedge of net investment in foreign operation | Cash flow hedge | Income tax other comprehensive income | Total Other Comprehensive income | Comprehensive income |
|---|---|---|---|---|---|---|---|---|---|---|
| | % | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| SMU CORP S.A. | 49.00% | 3,074 | (1,965) | - | - | - | - | - | - | (1,965) |
| CorpBanca Colombia and subsidiaries | 8.07% | 51,296 | 2,016 | - | - | - | - | - | - | 2,016 |
| | | 54,370 | 51 | | | | | | - | 51 |

**Year 2011**

| Subsidiaries | Third Party | Shareholders ´Equity | Net income for the year | Otros Resultados Integrales: Financial investment available-for-sale | Exchange differences on translation | Hedge of net investment in foreign operation | Cash flow hedge | Income tax other comprehensive income | Total Other Comprehensive income | Comprehensive income |
|---|---|---|---|---|---|---|---|---|---|---|
| | % | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| SMU CORP S.A. | 49.00% | 2,609 | (1,824) | - | - | - | - | - | - | (1,824) |

As for the movement of non-controlling interest, we have the following:

| | As of December 31 2012 | As of December 31 2011 |
|---|---|---|
| | MCh$ | MCh$ |
| Balance at January 1 | 2,609 | 2,943 |
| Net income for the year | 51 | (1,824) |
| Change in non-controlling interest | 2,430 | 1,490 |
| Non-controlling interest arising on the acquisition of CorpBanca Colombia | 49,280 | - |
| **Total** | **54,370** | **2,609** |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 24 - INTEREST INCOME AND EXPENSE

a.	The composition of interest income and adjustments for the years ended December 31, 2012 and 2011 is as follows:

As of December 31,					
	2012			2011		
	Interests	Adjustments	Total	Interests	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio						
Investments under agreements to resell	1,604	71	**1,675**	3,016	18	**3,034**
Loans and receivables to banks	11,524	-	**11,524**	2,983	-	**2,983**
Commercial loans	407,363	47,354	**454,717**	238,510	50,507	**289,017**
Mortgage Loans	65,705	26,964	**92,669**	48,043	39,930	**87,973**
Consumer Loans	115,172	1,088	**116,260**	67,839	1,702	**69,541**
Financial investments	41,775	10,889	**52,664**	24,347	20,750	**45,097**
Other interest income	3,171	702	**3,873**	5,747	904	**6,651**
Subtotals	**646,314**	**87,068**	**733,382**	**390,485**	**113,811**	**504,296**
Impaired loan portfolio						
Interest Recovery						
Commercial loans	9,696	1,365	**11,061**	14,276	3,351	**17,627**
Mortgage Loans	723	311	**1,034**	1,326	842	**2,168**
Consumer Loans	17,507	8	**17,515**	4,510	21	**4,531**
Financial investments	-	-	-	-	-	-
Other Income on interest	-	-	-	-	-	-
Subtotals	**27,926**	**1,684**	**29,610**	**20,112**	**4,214**	**24,326**
Total interest income	**674,240**	**88,752**	**762,992**	**410,597**	**118,025**	**528,622**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b.	The detail of suspended interest income recognition on the impaired loan portfolio for the years ended December 31, 2012 and 2011 is the following:

As of December 31,					
	2012			2011		
	Interests	Adjustments	Total	Interests	Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	6,568	1,009	**7,577**	5,667	962	**6,629**
Mortgage Loans	1,810	1,520	**3,330**	1,568	1,292	**2,860**
Consumer Loans	1,246	1	**1,247**	**4**	7	**11**
Financial investments	-	-	-	-	-	-
Totales	**9,624**	**2,530**	**12,154**	**7,239**	**2,261**	**9,500**

c. The detail of interest expenses for the years ended December 31, 2012 and 2011 is the following:

	As of December 31,					
	2011			2012		
	Interests	Adjustments (1)	Total	Interests	Adjustments (1)	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand Deposits	(1,935)	(94)	**(2,029)**	(15)	(82)	**(97)**
Investments under agreements to repurchase	(15,697)	(54)	**(15,751)**	(8,148)	(315)	**(8,463)**
Deposits and Time Deposits	(346,776)	(12,865)	**(359,641)**	(193,555)	(11,062)	**(204,617)**
Borrowings from financial institutions	(14,771)	-	**(14,771)**	(8,466)	-	**(8,466)**
Debt issued	(70,095)	(38,460)	**(108,555)**	(56,435)	(52,147)	**(108,582)**
Other financial obligations	(1,073)	(264)	**(1,337)**	(604)	(525)	**(1,129)**
Hedge accounting gains(losses)	(24)	(1,504)	**(1,528)**	-	(1,404)	**(1,404)**
Other interest expenses	(2,504)	-	**(2,504)**	(2,864)	-	**(2,864)**
Total Interest Expenses	**(452,875)**	**(53,241)**	**(506,116)**	**(270,087)**	**(65,535)**	**(335,622)**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 25 - FEES AND INCOME FROM SERVICES

Fees and income from services and the related expenses for the years ended December 31, 2012 and 2011 are summarized as follows:

The fees earned through transactions with letters of credit are recorded under “Interest income” within the consolidated statements of income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 26 - TRADING AND INVESTMENT INCOME

Trading and investment income recognized on the consolidated statements of income for the years ended December 31, 2012 and 2011 is as follows:

	As of December
	2012	2011
	MCh$	MCh$
Trading instruments	19,922	13,109
Derivative financial instruments	23,677	79,994
Other financial investments at fair value with effect on gain (losses)	5,764	(1,364)
Financial investments available-for-sale	5,526	6,403
Profit on bank-issued time deposit repurchase	74	82
Loss on bank-issued time deposit repurchase	(158)	(7)
Other	189	(472)

Total trading and investment income, net	54,994	97,745

NOTE 27 - NET FOREIGN EXCHANGE INCOME (LOSSES)

The detail of net foreign exchange gains (losses) for the years ended December 31, 2012 and 2011 is as follows:

Gains (losses) of foreign currency exchange differences	As of December
	2012	2011
	MCh$	MCh$
Net gains (losses) of foreign currency exchange positions	26,108	(7,219)
Gains(losses) of purchases and sales of foreign	3,361	3,261
Other foreign currency exchange gains (losses)	163	(4)
Subtotals	29,632	(3,962)

Net earnings on exchange rate adjustments
Adjustments to loan to customers	(557)	835
Adjustments to investment instruments	(3,226)	3,048
Adjustments to other liabilities	220	(331)
Fair value gains (losses) on hedging derivatives	4,627	(26,373)
Subtotals	1,064	(22,821)
Total
	30,696	(26,783)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

NOTE 28 - PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the years ended December 31, 2012 and 2011 is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 29 - PERSONNEL SALARIES EXPENSES

Personnel salaries expenses for the years ended December 31, 2012 and 2011 are as follows:

	As of December 31
	2012	2011
	MCh$	MCh$
Personnel remunerations	(72,430)	(46,382)
Bonuses and gratifications/awards	(37,566)	(19,508)
Severance indemnities	(4,429)	(3,600)
Training Expenses	(753)	(832)
Other personnel expenses	(5,536)	(6,139)

Total	(120,714)	(76,461)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 30 - ADMINISTRATION EXPENSES

Administration expenses for the years ended December 31, 2012 and 2011 are as follows:

As of December 31, 2012 MCh$	2011 MCh$
Maintenance and repair of fixed assets	(5,372)	(2,095)
Office rentals	(9,853)	(6,831)
Equipment rentals	(2,925)	(2,279)
Insurance premiums	(4,470)	(988)
Office supplies	(1,019)	(879)
IT and communications expense	(5,252)	(3,867)
Lighting, heating and other services	(3,657)	(2,628)
Security Service and transportation of securities	(1,453)	(1,379)
Public relations expense and staff travel expenses	(1,979)	(1,672)
Legal and Notary Costs	(475)	(169)
Technical report fees	(10,099)	(7,956)
Professional services fees	(599)	(592)
Securities classification fees	(66)	(181)
Penalties	(487)	(16)
Comprehensive management ATMs	(2,634)	(1,822)
Other administration expenses	(8,829)	(9,043)
Subtotal	**(59,169)**	**(42,397)**
Subcontracted services	**(11,871)**	**(4,399)**
Data processing	(6,580)	(3,212)
Sales	(168)	(66)
Loan valuation	(62)	(274)
Others	(5,061)	(847)
Board of Directors Expenses	**(1,029)**	**(784)**
Remunerations	(991)	(784)
Other Board of Directors expenses	(38)	-
Marketing and advertising	**(7,494)**	**(4,411)**
Real estate taxes, contributions and levies	**(9,220)**	**(3,150)**
Real estate taxes	(356)	(282)
Patents	(822)	(686)
Other taxes	(5,266)	(25)
Contributions to SBIF	(2,776)	(2,157)
Total	**(88,783)**	**(55,141)**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 31 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation and amortization expenses for the years ended December 31, 2012 and 2011 are as follows:

Depreciation and amortization	For the years ended
	2012	2011
	MCh$	MCh$
Depreciation of property, plant and equipment (Note 14)	(7,192)	(4,806)
Amortization of intangibles assets (Note 13)	(10,900)	(2,655)

Balances as of December 31,	(18,092)	(7,461)

b)	Impairment losses for the years ended December 31, 2012 and 2011 are detailed below:

For the years ended December 31
	2012	2011
	MCh$	MCh$
Impairment of financial investments available-for-sale	-	-
Impairment of financial investments held-to-maturity	-	-
Impairment of property, plant and equipment	-	-
Impairment of Goodwill and Intangibles	-	-
	-	-
Total	-	-

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
NOTE 32 - OTHER OPERATING INCOME AND EXPENSES

a) Other operating income

The detail of other operating revenue is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b) Other operating expenses

Other operating expenses for the years ended December 31, 2012 and 2011 are the following:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 33 - RELATED PARTY TRANSACTIONS

In accordance with the provisions of the Banking Law and the instructions issued by the Superintendency of Banks and Financial Institutions are considered related persons or companies that are related to the ownership or management of the institution directly or through third parties.

a. Loans granted to related parties

Loan granted to related parties as of December 31, 2012 and 201-1 are as fol lows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Other transactions with related parties

During the years ended December 31, 2012 and 2011, the Bank entered into the following transactions with related parties for amounts exceeding UF1,000.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

c.       Other assets and liabilities with related parties

As of December 31, 2012:

Company	Description	Notes	Asset (Liability)	Effect on Statement of Income	(expense)
			MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations		-	-	624
Fundación Descubreme	Donations		-	-	66

As of December 31, 2011:

Company	Description	Notes	Asset (Liability)	Effect on Statement of Income	(expense)
			MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations		-	-	2,203

d. Other assets and liabilities with related parties

	As of December 31, 2012	2011
	MCh$	MCh$
ASSETS		
Derivative financial instruments	17,746	19,780
LIABILITIES		
Derivative financial instruments	4,820	97
Demand deposits	20,804	14,713
Deposits and other time deposits	13,769	14,060

e. Operating income /expenses from related party transactions

	As of December 31, 2012		2011	
Type of recognized income or expense	**Income**	**Expenses**	**Income**	**Expenses**
	MCh$	MCh$	MCh$	MCh$
Interest revenue	8,640	25,759	7,466	3,194
Income and expenses on fees and services	342	18	769	(2)
Gain and loss on trading	-	-	-	-
Gain and Loss on other financial transactions	-	-	-	-
Foreign currency exchanges	-	-	-	-
Operating support expense	541	13,829	-	13,434
Other income and expense	-	67	1	-
Total	**9,523**	**39,673**	**8,236**	**16,626**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

f. Contracts with related parties

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

g.  Remunerations to members of the board and key management personnel

Remunerations paid to key management personnel are sets forth in table below:

	2012	2011
	MCh$	MCh$

Short term employee remuneration	24,869	15,588
Severance indemnities	731	1,098

Total	25,600	16,686

2012

For the year ended December 31, 2012, the members of the Board of Directors received remuneration for MCh$552.

For the year ended December 31, 2012, the members of the Directors Committee and Audit Committee received remunerations for MCh$237.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2012 was MCh$16,033.

In addition, and as established in our Bonus Policy as established jointly by the Division Management - Human Resources and Development and the Chief Executive Officer, certain bank executives were paid bonuses based on the completion of goals.

2011

For the year ended December 31, 2011, the members of the Board of Directors received remuneration for MCh$713.

For the year ended December 31, 2011, the members of the Directors Committee and Audit Committee received remunerations for MCh$92.

The total remuneration paid to key management personnel of the Bank for the year ended December 31, 2011 was MCh$13,608.

In addition, and as established in our Bonus Policy as established jointly by the Division Management - Human Resources and Development and the Chief Executive Officer, certain bank executives were paid bonuses based on the completion of goals.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

h.       Key management personnel

December 31, 2012 and 2011, the composition of the Bank’s key management personnel is as follows:

	Number of Executives
Position	2012	2011
Directors	44	44
Chief Executive Officers	11	7
Division Managers	23	12
Department Managers	147	76
Deputy Managers	114	120
Vicepresident	8

i.       Transactions with key management personnel

During 2012 and 2011 transactions with key personnel were carried out as follows:

	Income MCh$
	2012	2011
Credit Cards	133	28
Consumer loans	490	62
Commercial loans	51	45
Mortgages loans	895	445

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 34 - FINANCIAL ASSETS AND LIABILITIES MEASURED AT ESTIMATED FAIR VALUE

The estimated fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective and reference of the estimated fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

For financial assets and financial liabilities for which there is no active market price available, fair value is estimated by using recent similar transactions and, in the absence thereof, current values or other valuation techniques based on mathematical valuation models that have been sufficiently verified by the international financial community and pertinent regulatory bodies. These models take into account the specific features of the asset or liability to be valued and the different types of risks associated to the asset or liability.

These fair value assessments are subjective• by nature, since their price estimation is based on a number of assumptions having an original given nature. For that reason, the fair value estimation process is affected by the variables that the assumptions are targeted to, such as interest rates, prepayment options and covenants. Thus, it is possible that such a fair value estimate might not entirely relate to independent prices. However, they represent the best estimates available in many cases.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Determination of the estimated fair value of financial instruments

A summary of the estimated fair value of the main financial assets and liabilities as of December 31, 2012 and 2011 is detailed below, including those that have not been presented at fair value in these Financial Statements.

In addition, the fair value estimates presented above, do not attempt to estimate the value of earnings generated by the Bank’s current or future business activities and, as such, do not represent the value of the Bank as an operational company, Below is a summary of the methods used to estimate the fair value of financial instruments:

a)         Cash and Bank Deposits
Cash, bank deposits, and financial instruments included in other liabilities are recorded at their face value given their short-term and highly liquid nature.

b)	Cash in the process of collection, trading instruments, available for sale investment instruments, held-to-maturity investments, resale agreements, and securities loans
The estimated fair value of these financial instruments was determined by using quoted market prices, available dealer quotes, or market prices of financial instruments with similar characteristics or valuation models. Investments maturing in less than one year are stated at carrying value, because they are, due to their short term maturity, considered to have a fair value which is not materially different from its carrying value. For fair value estimates of debt investment or values representing debt, included within these items, we take into account variables and additional inputs; to the extent they are applicable, including estimated prepayment rates and issuers’ credit risk.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c)        Loans and accounts receivables to customers and banks

For floating-rate loans that re-price frequently and have no significant change in credit risk, the estimated fair values are based on their carrying values. The estimated fair-values for certain mortgage loans, credit card loans, and other consumer loans are based on quoted market prices of similar loans, adjusted for differences in loan characteristics. Fair values of commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values of unearned loans are estimated using discounted cash flow analyses, derived from the liquidation of underlying guarantees, as applicable (or from other sources of payment), at an estimated discount rate.

d)        Deposits, other foreseeable obligations and term captures
The fair value disclosed for non-interest bearing deposits and savings accounts is the amount payable at the reporting date and, as a result, is equal to the carrying amount. Fair value for time deposits is estimated using a discounted cash flow calculation that applies interest rates currently offered to a schedule of aggregated expected monthly maturities on time deposits. The value of long-term relationships with depositors is not taken into account in estimating the disclosed fair values.

e)        Issued debt instruments, bank obligations, and other financial obligations
Fair values for these financial instruments are estimated using discounted cash flow analyses, using interest rates currently being offered for incremental current loans with similar types of loan agreements, with similar maturities.

f)        Financial instruments included in other assets
Fair values for these financial instruments are estimated using discounted cash flow analyses, based on discount rates implicit in transactions that generated these balances, which are similar to comparable instruments with similar risk assessments.

g)        Financial derivative contracts
The estimated fair value of forward currency contracts was determined by using quoted market prices of financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay out in order to rescind the contracts or agreements, taking into account the payment term structure of the interest rate yield, underlying volatility, and credit risk for counterparties.

In the absence of market price quotes (direct or indirect) for a particular derivative instrument, current values or other valuation techniques based on mathematical valuation models such as Black-Scholes, Hull and Montecarlo simulations, taking into account the relevant variables, such as option volatility, underlying appreciable correlations, credit risk of the counterparty, volatility of the implicit price volatility, speed at which volatility returns to median value, and correlation between a market variable and its volatility, among others.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Fair value measurement and hierarchy levels

Based on hierarchy levels established by 1AS 39 classified according to three levels of valuation techniques. A Level 1 for those elements that have been valued through observable inflows or inputs; a Level 2 for elements valued through observable inputs and a Level 3 for unobservable inputs.

The financial assets and liabilities recognized at fair value in the financial statements are classified according to the following order of hierarchy:

•         Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access at the measurement date: Central Bank securities, time deposit in Ch$ and Adjustable in less than a year.

•         Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly: derivative agreement on currency and interest rate (forward in foreign currency, IPC Swap, libor swap etc.), Corporate Bonds, Bank notes.

•         Level 3: Inputs are unobservable inputs for the asset or liability: Swaps on TAB.

Valuation of financial instruments in Level 3:

Because of their lack of liquidity swap derivatives TAB/CAM (nominal and real) is not possible to determine a price for this derivative without a model which should simulate the spread of market liquidity to different deadlines. Now suppose a spread TAB/CAM historical form constant calculated for various tenors of the year (to year corresponds to observable prices). For both nominal and real versions, the spread TAB/CAM is determined as the median - or 50% percentile - of the difference between the index and the rate swap TAB360 CAM/fixed. According to the Bank’s position this assumption does not significantly impact the valuation of the portfolio for the long position in nominal TAB significantly covers the short position in actual TAB, since both are spread liquidity and large movements are always in the same direction. Regarding the impact on outcomes that have this position. In December 2012 the nominal and real historical spreads were 120bp and 168bp respectively (compared with 124bp and 164bp in December 2011), almost motionless. The nominal PV01 was MCh$-57 while the actual PV01 was MCh$45. The impact of the annual update was about MCh$409.

During the year none of the instruments held by the Bank has changed category.

The hierarchy level used to clarify the estimates, it’s based on the lowest significant level input for the fair value to its totality. The following table presents the assets and liability which are measured at fair value on a recurrent base as of December 31, 2012 and 2011:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

December 31, 2012	Notes	Fair Value Amount	Fair Value Measurement at reporting date using: Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS					
Trading securities	6	159,898	140,619	19,279	-
Available-for-sale securities	11	1,112,435	953,800	158,635	-
Derivatives	8	268,027	-	235,056	32,971
Total		**1,540,360**	**1,094,419**	**412,970**	**32,971**
LIABILITIES					
Derivatives	8	193,844	20,186	167,845	5,813
Total		**193,844**	**20,186**	**167,845**	**5,813**

December 31, 2011	Notes	Fair Value Amount	Fair Value Measurement at reporting date using: Quoted prices in Active Markets for identical assets (Level 1)	Significant Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
ASSETS					
Trading securities	6	166,039	166,039		-
Available-for-sale securities	11	843,250	692,005	151,245	-
Derivatives	8	248,982	-	216,008	32,974
Total		**1,258,271**	**858,044**	**367,253**	**32,974**
LIABILITIES					
Derivatives	8	166,872	-	159,964	6,908
Total		**166,872**	-	**159,964**	**6,908**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
NOTE 35 - RISK MANAGEMENT I. Introduction:

As part of its business activities, the Bank is exposed to various types of risks primarily in terms of financial instruments and loans. A description of the Banks main business activities and policies with regard to risk management is as follows:

Risk Management Structure: Board of Directors

At CorpBanca, the Board plays a leading role in the field of Corporate Governance, and is responsible for establishing and monitoring the Bank’s risk management structure, for which purpose it has a system of corporate governance aligned with international trends and Chilean regulations, mainly stemming from the Superintendence for Banks and Financial Institutions. One of the main functions of the Board is to monitor, assess, and lead senior management to ensure that actions conform to best practices. In order to do this, various committees, support areas, codes and manuals have been implemented, which provide staff behavior guidelines and allow them to assist in the development of the Bank’s risk management control related functions.

Board of Directors and Audit Committee

The purpose of the Board of Directors’ Committee is to strengthen self-regulation within the Bank, enabling a more efficient Board performance by developing control work of all its activities. To this effect, among other functions, it is responsible for reviewing the accounting and financial reports of transactions with related parties and the remuneration and compensation plan systems for Managers and Senior Executives.

The purpose of the Auditing Committee is to encourage the effectiveness of the internal control systems at the Bank and their compliance with regulations. Furthermore, it should strengthen and support both the Bank’s Comptroller Management function as well as its autonomy from Management and in turn be the link with and coordinate all tasks between internal auditing and the External Auditors as well as being a nexus between these and the Board of Directors of the Bank.

At a Board Meeting on August 30, 2011, it was agreed that this Committee take over in addition to its own functions those which, in accordance with current regulations are the responsibility of the Audit Committee, calling themselves then the “Board of Directors — Audit Committee.”

Credit Committees

These committees are comprised of executives belonging to the Management Offices of Business, Risk, and/or Directors, having as their main purpose the resolution of different operations and their respective conditions, which represent credit risks for the Bank. In addition, the Executive Committee, our highest recourse authority, assesses eventual amendments, modifications, and/or updates to our Credit Policies.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Commercial Risk Committee

Evaluate policies, mechanisms and procedures implemented risks and recommend actions or adjustments that help to optimize the risk-return for all banking segments massive CorpBanca person, maintaining the highest risk levels consistent with profitability sought by the Bank, providing support services in agility and expertise with the demands of their customers. Proposes policies and improvement strategies on the various processes of credit risk management, to assess, qualify and monitor the Bank’s internal processes, in order to ensure effective implementation and achievement of the objectives. Reports directly to the Board of Directors of the Bank, and will link through the participation in it of the Directors is composed, with the latter than the members of the Board of Directors and Audit Committee.

Asset and Liability Committee (ALCO)

It responsible to generate the policy framework governing the management of financial risks in accordance with the guidelines defined by the Board of Directors and the existing rules as to review the macroeconomic, financial, risks taken and the results obtained. According to the above, its main function is divided into commercial and financial, relating to the adoption of strategies that guide the Bank in respect of the composition of its assets and liabilities, income and expenditure flows and transactions with financial instruments so that when considering the various options available to make decisions that ensure the highest profitability and sustainable support a risk level consistent financial business nature, existing standards and institutional standards.

Committee on the Prevention of Money Laundering and Terrorist Financing

This is an internal body assigned to the prevention of money laundering and terrorism financing, whose primary purpose is to plan and coordinate all policy procedures and compliance activities on the subject. It also monitors work conducted by the Compliance Officer, and its decisions relating to the improvement of any proposed control measures.

Compliance Committee

Its main purpose is to ensure the compliance with the rules set forth in the Codes of Conduct and other complimentary norms, creating and developing the necessary compliance procedures, as well as interpreting, managing and supervising the norms of action therein contained, and resolving any potential conflicts that may arise from the application of such rules and norms. The Compliance Committee is formed by one Officer, the Chief Executive Officer, the Legal Services Division Manager, the Organizational Development Division Manager and the Compliance Officer.

Comptroller

The Comptroller’s Division’s main purpose is to support the Board of Directors and Senior Management in safeguarding the maintenance, application, and performance of our internal control system, as well as to monitor general compliance with our rules and procedures.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Code of General Conduct and Market Information Management Handbook

CorpBanca’s goal is to continue advancing towards being the best bank and having first-class human resources. All employees and Directors of CorpBanca and its Subsidiaries are subject to ethical norms that are based on guiding principles and values designed to uphold the highest standards.

In response to our client’s trust and recognition, which are determining factors in the success of our institution, all employees and Officers must carefully ensure that trust, through the strict compliance with the Code of General Conduct adopted in 2008 by the Management and Auditors’ Committee.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2. Main risks affecting the Bank:

2.1 Quantitative and Qualitative Disclosures About Credit Risk

Proper risk management, in all areas, and in particular with respect to Credit Risk, constitutes one of the fundamental pillars with respect to the performance of our portfolio, by ensuring that we maintain an adequate risk/return ratio.

Credit Risk management at CorpBanca is based on the following core elements:

-      Credit Policies.
-      Credit Processes.
-      Solid risk culture consistent with our strategy.
-      Regulated, preventive, and forward-looking risk assessment.
-      Human Resources with high level of expertise in credit determinations.
-	Active involvement of the Credit Risk Manager during the approval process, using a segmented market structure.
-	Defined Tracking and Collections Processes, with the participation of Business, Risk, and Asset
-      Rating and Control areas.
-	Risk culture transmission within the Bank, by offering internal and external Training programs for the Business and Risk sectors.
-	The Division Manager for Companies Credit Risk performs the “checks and balances” task with respect to the Business Areas.

In addition, we have a Credit Committee structure relating to Debtor Risk Ratings, with powers that are principally vested in the committees involving the Risk Managers. The concurrence of Bank Directors is required with respect to certain amounts.

These committees define the levels of individual and collective exposure levels with clients, as well as any applicable mitigating conditions, including guarantees and credit agreements, among others.

Pursuant to our risk management tools, our portfolio is divided into:

Normal Risk Portfolio
Watch List Portfolio
Default Portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Normal Risk Portfolio

The risk involved is reviewed in the following events:

-      New credit proposals, including renewals of credit lines and special transactions.
-      As determined by the Asset Rating and Control Management Office.
-      Every time an account executive determines the occurrence of relevant changes to the debtor’s risk factors that merit higher risk treatment.
-      Through a monthly sample reflected by the warning signals system
-      Through the regular review of our various centers of responsibility.

Watch List Portfolio

To safeguard the quality of the loan portfolio, the Bank has established that the debtor Watch List must include the following types of portfolios, depending on the type of problems that affect them:

-      Special Watch Portfolio
-      Default Portfolio

Watch List Portfolio (WL)

It is important to note that credits included within these categories do not necessarily represent expected losses for us.

An asset in WL presents weaknesses that can be corrected. As such, it must receive special attention from the Business Areas and is subject to active control and monitoring measures by the Asset Rating and Control Management Office.

An asset in WL is managed by the Business Areas, which must comply with action plans established by the Watch List Committee.

Portfolios in WL, in addition, are reviewed by the Watch List Committee, which is comprised by the Division Manager for Companies Credit Risk and/or the Credit Risk Managers, the Asset Rating and Control Manager, and the Business Area Managers, according to the following schedule:

Every 4 months                                 Debtor review under the following strategies:
V1  Exit
V2  Guaranty
V3  Reduce

Every 6 months                                V4  Follow-up
Every two months                           V5  Structured Exit

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The WL Committee conducts special surveillance reviews of all debtors with debts in excess of MCh$50.

The Manager of Risk of each business segment and the Asset Rating and Control Manager are responsible to oversee the follow-up and compliance by the account executive of the action and agreement plans of the Watch List Committee.

Action Plans

Everyone must have a defined action plan. The action plan is agreed to by account executives and the Asset Rating and Control Management Office (“GCCA”), and is reviewed by the Watch List Committee.

The action plans consist of:

Debtors with an exit plan The Bank takes a full risk exit decision. These debtors must have a defined payment plan.	V1

Debtors with a plan to increase their guarantee hedging.	V2

Debtors with a plan to reduce exposure. Reduce debt to an amount at which the Bank feels comfortable.	V3

Debtors with a monitoring plan.
Lower degree of concern, for example: monitoring a company’s committed and not specified capitalization, specific payments arrears, payment of claims disputed by the insurance company.
V4

Debtors with a structured payment plan. A defined payment plan for the full debt, needing only control of timely paid installments.	V5

Satisfactory Asset Debtors.
Debtors who have exited the system due to satisfactorily complying with the action plans V6 agreed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Variables that determine the classification of a Watch List asset

1.          Through an analysis of warning signs, that could include:

•          Debtor Warning Signs

Change of ownership, partners or guarantors Issues among partners
Change in the marital status of guarantors Changes in the ownership of fixed assets Labor issues
Quality of financial information

•          Other Warning Signs

Reduction in sales
Reduction in the gross and operational margins
Increase in cash flow cycles (inventory and accounts receivable turnover ratios)
Increase in bank debt
High retirement rates among partners

Increase in investments and account receivables corresponding to related entities
Structural changes in pertinent markets

•          Payment Behavior

Continued renewal requests Continued internal overdrafts
Payment defaults for 30 days in the Financial System and/or Defaulted Portfolio
Challenged documents

2.          Debtor Risk Rating.

Client merits rating A6 classification or worse,

3.          Debtor Analysis

On the occasion of renewals online or request specific appropriations in this instance was reviewing the commercial and the evolution of the financial situation.

Who obtains access to The Watch List

•          Account Executives
•          Risk Managers
•          Approval Committees, as required,
•          Defaulted and Expired Portfolio Committees
•          Asset Rating and Control Manager

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

•          Business Managers

Who grants access to the Watch List

The Asset Rating and Control Manager

The Asset Rating and Control Management, who grants the access, change the plans under Watch List and/or exclude the clients from this segment.

The Asset Rating and Control Management Office is the only body that can amend, modify or exclude a client from the Watch List.

How is a client excluded from the Watch List.

Upon request to the committee, which reviews the background and either approves or rejects.

How is the Business Area notified of Committee resolutions.

Through a minute issued by the Asset Rating and Control Management Office.

Portfolio in default

Includes any portfolio managed by the Regularization Management Office. Should be transferred to this Management all customers individually rated the same or worse to a rating 7, all customers who present an operation independent of its rating expired.

On a monthly basis, the Asset Rating and Control Management Office evaluate and ensure compliance with the aforementioned provision.

This portfolio is reviewed on a monthly basis by a Committee comprised of the Chief Executive Officer, the Division Manager for Companies Credit Risk, the Regularization Manager, the Regularization Sub-manager, and the Asset Rating and Control Manager.

The Asset Rating and Control Management Office’s analysts review the portfolios by analyzing the information provided through the Debtors Classification Sheet.

Financial Derivatives Agreements

We maintain strict controls over our open positions in derivative agreements negotiated directly with counterparties. In all cases, credit risk is limited to the fair value of those agreements that are favorable to us (active position), which represent a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of client loan limits, in addition to potential exposures due to market fluctuations. In order to mitigate risk, we usually operate with deposit margins of the counterparties.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Contingent Commitments

We use several instruments that, notwithstanding their exposure to credit risk, are not reflected in the Balance Sheet: personal guaranties, documented letters of credit, guaranty ballots and commitments to grant loans.

Backings and personal guaranties represent an irrevocable payment obligation. In the event that a guaranteed client defaults on obligations to third parties secured by us, it must make the corresponding payments, such that these transactions represent the same exposure to credit risk as a common loan.

Letters of credit are documented bank commitments on behalf of a client, which are guaranteed by assets in transit to which such letter is related, such that letter of credit are less risk than direct indebtedness. Guaranty ballots are contingent commitments that become effective only if a client defaults on its obligation to execute certain actions, as agreed with third parties.

With respect to our commitments to grant loans, we are potentially exposed to losses in an amount equal to the total unused amount of the commitment. However, the probable amount of losses is less than the total unused amount of the commitment. We monitor the maturity of credit lines because, generally, long term commitments have a higher credit risk than short term commitments.

Financial Instruments

For these types of assets, we measure the probability of an unrecoverable issuer default by using internal and external ratings, such as independent risk rating agencies.

Maximum Exposure to Credit Risk

The following table presents the distribution, by financial asset, of our maximum exposure to credit risk, as of December 31, 2012 and 2011, for different balance sheet components, including derivatives, and without deducting security interests in personal or real property or other credit improvements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

		Maximum exposure
	Notes	2012 MCh$	2011 MCh$
Loans and receivables from banks	9	482,371	304,442
Loans and receivables from customers	10	9,993,890	6,709,394
Derivative financial instruments	8	268,027	248,982
Investments under agreements to resell	7	21,313	23,251
Financial investments available-for-sale	11	1,112,435	843,250
Financial investments held-to-maturity	11	104,977	21,962
Other assets	16	148,549	101,382
Contingent loans	22	2,396,064	1,791,586

Total		14,527,626	10,044,249

For further detail on maximum credit risk exposure and concentration by financial security type, please refer to the specific Notes.

An analysis of credit risk concentration by industry of financial securities follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Notes	2012			2011		
		Maximum gross exposure	Maximum net exposure	%	Maximum gross exposure	Maximum net exposure	%
		MCh$	MCh$		MCh$	MCh$	
Manufacturing		817,284	806,608	10.88%	520,757	513,573	9.98%
Mining		356,709	352,050	4.75%	274,008	270,228	5.25%
Electricity, gas and water		417,645	412,190	5.56%	433,749	427,765	8.32%
Agriculture and Livestock		263,290	259,851	3.50%	213,651	210,703	4.10%
Forestry and wood extraction		38,836	38,329	0.52%	39,280	38,738	0.75%
Fishing		48,611	47,976	0.65%	68,395	67,451	1.31%
Transport		203,982	201,317	2.71%	164,447	162,178	3.15%
Communications		70,982	70,054	0.94%	35,867	35,372	0.69%
Construction		964,373	951,776	12.83%	599,519	591,248	11.50%
Commerce		914,870	902,919	12.18%	454,144	447,879	8.71%
Services		3,090,167	3,049,802	41.13%	2,178,272	2,148,220	41.77%
Others		327,220	322,947	4.35%	233,307	230,089	4.47%
Subtotal	**10**	**7,513,969**	**7,415,819**	**100%**	**5,215,396**	**5,143,444**	**100%**
Mortgage Loans	**10**	**1,109,732**	**1,052,585**		**423,121**	**400,405**	
Consumer Loans	**10**	**1,536,898**	**1,525,486**		**1,175,928**	**1,165,545**	
Total		**10,160,599**	**9,993,890**		**6,814,445**	**6,709,394**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Guarantees

For purposes of credit risk mitigation, we hold guarantees in our favor. The main guarantees provided by the clients are included below:

For loans to companies, the main guarantees are: Machinery and/or equipment, Site-specific real estate development projects, and Sites or Urban Real Estate.

For loans to individuals, the main guarantees are: Houses, Apartments and Automobiles.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

Credit quality by financial asset class

With regard to the quality of credits, these are described consistent with the standards issued by the Superintendence for Banks and Financial Institutions. A detail by credit quality is summarized as follows:

**December 31, 2012**

| | Individual Portfolio | | | | | | | | | | | | | | | | | | | | Group Portfolio | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Normal Portfolio | | | | | | | Substandar Portfolio | | | | | Impaired Portfolio | | | | | | | | Normal Portfolio | Impaired Portfolio | Total | |
| | A1 | A2 | A3 | A4 | A5 | A6 | Subtotal | B1 | B2 | B3 | B4 | Subtotal | C1 | C2 | C3 | C4 | C5 | C6 | Subtotal | Total | | | | General Total |
| | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| Loans and receivables to banks | 463,159 | 9,080 | 10,310 | - | - | - | 482,549 | - | - | - | - | - | - | - | - | - | - | - | - | 482,549 | - | - | - | 482,549 |
| Loans and receivable to customers | | | | | | | | | | | | | | | | | | | | | | | | |
| Commercial loans: | | | | | | | | | | | | | | | | | | | | | | | | |
| General Commercial loans | 145,733 | 1,067,199 | 1,548,114 | 1,967,759 | 911,992 | 36,551 | 5,677,348 | 61,696 | 22,809 | 4,625 | 16,253 | 105,383 | 16,160 | 6,215 | 7,069 | 2,553 | 13,991 | 11,312 | 57,300 | 5,840,031 | 591,842 | 37,859 | 629,701 | 6,469,732 |
| Foreign Trade loans | - | 18,758 | 162,015 | 132,106 | 39,748 | 20,515 | 373,142 | 23,009 | 2,856 | - | 8,737 | 34,602 | 347 | 91 | - | - | 8,216 | 645 | 9,299 | 417,043 | 7,524 | 257 | 7,781 | 424,824 |
| Lines of credit and overdrafts | - | 492 | 6,336 | 11,969 | 2,530 | 126 | 21,453 | 100 | 44 | 10 | 97 | 251 | 13 | 6 | - | - | - | 60 | 79 | 21,783 | 7,885 | 261 | 8,146 | 29,929 |
| Factored receivables | - | - | 19,817 | 36,031 | 23,673 | 1,505 | 81,026 | 415 | 35 | 29 | 76 | 555 | 101 | - | - | - | - | 116 | 217 | 81,798 | 5,631 | 193 | 5,824 | 87,622 |
| Leasing contracts | - | 5,455 | 19,130 | 123,453 | 111,864 | 10,336 | 270,238 | 20,683 | 218 | 1,124 | 8,505 | 30,530 | 4,582 | 958 | 402 | 912 | 534 | 1,619 | 9,007 | 309,775 | 30,208 | 1,311 | 31,519 | 341,294 |
| Other outstanding loans | - | 2,030 | 358 | 2,099 | 392 | 51 | 4,930 | 16 | 2 | 3 | 96 | 117 | 414 | 13 | - | 51 | 99 | 190 | 727 | 5,774 | 154,508 | 286 | 154,794 | 160,568 |
| Subtotal Commercial loans | 145,733 | 1,093,934 | 1,755,770 | 2,273,417 | 1,090,199 | 69,084 | 6,428,137 | 106,919 | 25,964 | 5,791 | 33,764 | 171,438 | 21,617 | 7,283 | 7,471 | 3,516 | 22,800 | 13,942 | 76,629 | 6,676,204 | 797,598 | 40,167 | 837,765 | 7,513,969 |
| Consumer loans | - | - | - | - | - | - | | - | - | - | - | | - | - | - | - | - | - | - | - | 1,076,103 | 33,629 | 1,109,732 | 1,109,732 |
| Mortgage loans | - | - | - | - | - | - | | - | - | - | - | | - | - | - | - | - | - | - | - | 1,504,166 | 32,732 | 1,536,898 | 1,536,898 |
| Total loans and receivable to customers | 145,733 | 1,093,934 | 1,755,770 | 2,273,417 | 1,090,199 | 69,084 | 6,428,137 | 106,919 | 25,964 | 5,791 | 33,764 | 171,438 | 21,617 | 7,283 | 7,471 | 3,516 | 22,800 | 13,942 | 76,629 | 6,676,204 | 3,377,867 | 106,528 | 3,484,395 | 10,160,599 |
| Financial investments | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

**December 31, 2011**

| | Individual Portfolio | | | | | | | | | | | | | | | | | | | | Group Portfolio | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Normal Portfolio | | | | | | | Substandar Portfolio | | | | | Impaired Portfolio | | | | | | | | Normal Portfolio | Impaired Portfolio | | |
| | A1 | A2 | A3 | A4 | A5 | A6 | Subtotal | B1 | B2 | B3 | B4 | Subtotal | C1 | C2 | C3 | C4 | C5 | C6 | Subtotal | Total | | | Total | General Total |
| | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| Loans and receivables to banks | 200,028 | 36,851 | 67,701 | 42 | - | - | 304,622 | - | - | - | - | - | - | - | - | - | - | - | - | 304,622 | - | - | - | 304,622 |
| Loans and receivable to customers | | | | | | | | | | | | | | | | | | | | | | | | |
| Commercial loans: | | | | | | | | | | | | | | | | | | | | | | | | |
| General Commercial loans | 236,229 | 1,002,989 | 1,227,123 | 1,039,390 | 439,597 | 9,011 | 3,954,339 | 14,203 | 4,594 | 2,554 | 619 | 21,970 | 27,711 | 7,153 | 7,467 | 9,679 | 11,747 | 6,244 | 70,001 | 4,046,310 | 231,295 | 68,126 | 299,421 | 4,345,731 |
| Foreign Trade loans | - | 53,245 | 93,925 | 144,847 | 36,568 | 7,432 | 336,017 | 357 | - | - | - | 357 | 2,857 | 990 | 18,618 | 15,907 | 3,749 | 69 | 42,190 | 378,564 | 8.151 | 2,266 | 10,417 | 388,981 |
| Lines of credit and overdrafts | - | 1,299 | 5,526 | 245 | 1,066 | 1 | 8,137 | 49 | 4 | - | - | 53 | 72 | 43 | - | - | 9 | 11 | 135 | 8,325 | 4,008 | 1,166 | 5,174 | 13,499 |
| Factored receivables | - | 8,755 | 28,677 | 36,988 | 15,308 | 290 | 90,018 | 54 | - | 95 | 129 | 278 | 105 | - | - | - | 27 | - | 132 | 90,428 | 2,647 | 1.951 | 4,598 | 95,026 |
| Leasing contracts | - | 11,495 | 16,698 | 106,405 | 89,018 | 592 | 224,208 | 2,439 | - | - | - | 2,439 | 27,010 | 6.142 | 979 | 1,099 | 2,015 | 410 | 37,655 | 264,302 | 19,428 | 9.996 | 29,424 | 293,726 |
| Other outstanding loans | - | 171 | 42 | 519 | 125 | 12 | 869 | - | 2 | 1 | - | 3 | 1 | 7 | - | 5 | 4 | 4 | 21 | 893 | 77,281 | 259 | 77,540 | 78,433 |
| Subtotal Commercial loans | 236,229 | 1,077,954 | 1,371,991 | 1,328,394 | 581,682 | 17,338 | 4,613,588 | 17,102 | 4,600 | 2,650 | 748 | 25,100 | 57,756 | 14,335 | 27,064 | 26,690 | 17,551 | 6,738 | 150,134 | 4,788,822 | 342,810 | 83,764 | 426,574 | 5,215,396 |
| Consumer loans | | | | | | | - | | | | | - | | | | | | | - | - | 398,365 | 24,757 | 423,122 | 423,122 |
| Mortgage loans | | | | | | | - | | | | | - | | | | | | | - | - | 1,141,396 | 34,532 | 1,175,928 | 1,175,928 |
| Total loans and receivable to customers | 236,229 | 1,077,954 | 1,371,991 | 1,328,394 | 581,682 | 17,338 | 4,613,588 | 17,102 | 4,600 | 2,650 | 748 | 25,100 | 57,756 | 14,335 | 27,064 | 26,690 | 17,551 | 6,738 | 150,134 | 4,788,822 | 1,882,571 | 143,053 | 2,025,624 | 6,814,446 |
| Financial investments | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The past due analysis by financial asset class is as followsll :

The fair value of the guarantees over defaulted but not damaged assets was MCh$223,509 as of December 31, 2012 and MCh$163,604 as of December 31, 2011.

_________________________
11This information is presented on a consolidated basis with data from Chile and Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

The following tables detail assets and liabilities by currency as of December 31, 2012 and 2011:

| As of December 31, 2012 | Notes | US$ | Euros | Yenes | Libras | Colombian Pesos | Other currencies | UF | Pesos | TC | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ | MCh$ |
| Cash and due from bank | 5 | 274,232 | 1,487 | 61 | 1,157 | 114,912 | 313 | - | 128,066 | - | 520,228 |
| Items in course of collection | 5 | 24,081 | 1,344 | - | 7 | 614 | 582 | - | 97,149 | - | 123,777 |
| Trading portfolio financial assets | 6 | 357 | - | - | - | 104,519 | - | 5,128 | 49,894 | - | 159,898 |
| Investments under agreements to resell | 7 | 72 | - | - | - | - | - | 1,009 | 20,232 | - | 21,313 |
| Derivative financial instruments | 8 | 155,142 | - | - | - | 4,699 | - | - | 108,186 | - | 268,027 |
| Loans and receivables to banks | 9 | 91,443 | - | - | - | 804 | - | - | 390,124 | - | 482,371 |
| Loans and receivables to customers | 10 | 1,462,191 | 34,378 | - | 104 | 1,637,625 | - | 3,487,311 | 3,366,221 | 6,060 | 9,993,890 |
| Financial investments available-for-sale | 11 | 23,059 | - | - | - | 218,350 | - | 481,512 | 382,188 | 7,326 | 1,112,435 |
| Financial investments held-to-maturity | 11 | 11,982 | - | - | - | 82,896 | - | 10,099 | - | - | 104,977 |
| Investments in other companies | 12 | - | - | - | - | 2,210 | - | - | 3,583 | - | 5,793 |
| Intangibles | 13 | 123 | - | - | - | 23,347 | (227) | - | 458,439 | - | 481,682 |
| Property, plant and equipment | 14 | 99 | - | - | - | 9,347 | - | - | 55,640 | - | 65,086 |
| Current income tax provision | 15 | - | - | - | - | - | - | - | - | - | - |
| Deferred income taxes | 15 | 419 | - | - | - | 7,920 | - | - | 31,858 | - | 40,197 |
| Other Assets | 16 | 23,323 | 145 | - | - | 15,071 | - | 24 | 109,986 | - | 148,549 |
| **Total Assets** | | **2,066,523** | **37,354** | **61** | **1,268** | **2,222,314** | **668** | **3,985,083** | **5,201,566** | **13,386** | **13,528,223** |
| Current accounts and demand deposits | 17 | 77,318 | 608 | - | 45 | 309,562 | 46 | 5,908 | 719,188 | - | 1,112,675 |
| Items in course of collection | 5 | 18,579 | 990 | 251 | 1,113 | 457 | 636 | - | 46,857 | - | 68,883 |
| Investments under agreements to repurchase | 7 | 13,455 | - | - | - | - | - | - | 244,266 | - | 257,721 |
| Time deposits and saving accounts | 17 | 840,994 | 2,329 | - | - | 1,504,242 | - | 740,654 | 4,594,455 | 1 | 7,682,675 |
| Derivative financial instruments | 8 | 94,820 | - | - | - | 5,568 | - | 30 | 93,426 | - | 193,844 |
| Borrowings from financial institutions | 18 | 953,856 | 2,297 | - | 104 | 13,671 | 99 | - | (506) | - | 969,521 |
| Debt issued | 19 | - | - | - | - | 77,561 | - | 1,762,222 | 46,821 | - | 1,886,604 |
| Other financial obligations | 19 | - | - | - | - | 1,570 | - | 8,583 | 6,544 | 1,423 | 18,120 |
| Current income tax provision | 15 | 15 | - | - | - | 8,647 | - | - | 395 | - | 9,057 |
| Deferred income taxes | 15 | - | - | - | - | 14,650 | - | - | 103,103 | - | 117,753 |
| Provisions | 20 | 2,841 | - | - | - | 51,754 | - | - | 85,255 | - | 139,850 |
| Other Liabilities | 21 | (27,078) | 30,789 | (190) | 7 | 25,208 | 89 | 1,410 | 44,970 | - | 75,205 |
| **Total Liabilities** | | **1,974,800** | **37,013** | **61** | **1,269** | **2,012,890** | **870** | **2,518,807** | **5,984,774** | **1,424** | **12,531,908** |
| Net Assets (liabilities) | | 91,723 | 341 | - | (1) | 209,424 | (202) | 1,466,276 | (783,208) | 11,962 | 996,315 |
| Contingent loans | 22 | 1,384,964 | 13,591 | 98 | 146 | 573,937 | - | - | 423,328 | - | 2,396,064 |
| Net asset (liability) position | | 1,476,687 | 13,932 | 98 | 145 | 783,361 | (202) | 1,466,276 | 359,880 | 11,962 | 3,392,379 |

| As of December 31, 2012 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total Assets | | 2,066,523 | 37,354 | 61 | 1,268 | 2,222,314 | 668 | 3,985,083 | 5,201,566 | 13,386 | 13,528,223 |
| Total Liabilities | | 1,974,800 | 37,013 | 61 | 1,269 | 2,012,890 | 870 | 2,518,807 | 5,984,774 | 1,424 | 12,531,908 |
| Net Assets (liabilities) | | 91,723 | 341 | - | (1) | 209,424 | (202) | 1,466,276 | (783,208) | 11,962 | 996,315 |
| Contingent loans | 22 | 1,384,964 | 13,591 | 98 | 146 | 573,937 | - | - | 423,328 | - | 2,396,064 |
| Net asset (liability) position | | 1,476,687 | 13,932 | 98 | 145 | 783,361 | (202) | 1,466,276 | (359,880) | 11,962 | 3,392,379 |

The analysis, by contractual maturity, of assets adn liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

| As of December 31, 2011 | Notes | US$ MCh$ | Euros MCh$ | Yenes MCh$ | Libras MCh$ | Colombian Pesos MCh$ | Other currencies MCh$ | UF MCh$ | Pesos MCh$ | TC MCh$ | Total MCh$ |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash and due from bank | 5 | 186,339 | 3,429 | 38 | 44 | - | 270 | - | 75,627 | - | **265,747** |
| Items in course of collection | 5 | 45,217 | 853 | - | 1,936 | - | 24 | - | 48,200 | - | **96,230** |
| Trading portfolio financial assets | 6 | 1,810 | - | - | - | - | - | 13,806 | 150,423 | - | **166,039** |
| Investments under agreements to resell | 7 | 172 | - | - | - | - | - | 984 | 22,095 | - | **23,251** |
| Derivative financial instruments | 8 | 118,094 | - | - | - | - | - | - | 130,888 | - | **248,982** |
| Loans and receivables to banks | 9 | 104,445 | - | - | - | - | - | - | 199,997 | - | **304,442** |
| Loans and receivables to customers | 10 | 1,148,263 | 6,184 | - | 146 | - | - | 2,959,001 | 2,588,261 | 7,539 | **6,709,394** |
| Financial investments available-for-sale | 11 | 7,162 | - | - | - | - | - | 471,511 | 330,625 | 33,952 | **843,250** |
| Financial investments held-to-maturity | 11 | 10,382 | - | - | - | - | - | 11,580 | - | - | **21,962** |
| Investments in other companies | 12 | - | - | - | - | - | - | - | 3,583 | - | **3,583** |
| Intangibles | 13 | 161 | - | - | - | - | - | - | 12,078 | - | **12,239** |
| Property, plant and equipment | 14 | 115 | - | - | - | - | - | - | 57,110 | - | **57,225** |
| Current income tax provision | 15 | - | - | - | - | - | - | - | 6,278 | - | **6,278** |
| Deferred income taxes | 15 | 651 | - | - | - | - | - | - | 27,049 | - | **27,700** |
| Other Assets | 16 | 8,195 | 334 | 38 | 38 | - | 210 | 45 | 92,522 | - | **101,382** |
| **Total Assets** | | **1,631,006** | **10,800** | **76** | **2,164** | - | **504** | **3,456,927** | **3,744,736** | **41,491** | **8,887,704** |
| Current accounts and demand deposits | 17 | 98,593 | 2,404 | - | 1,942 | - | 80 | 2,822 | 576,879 | - | **682,720** |
| Items in course of collection | 5 | 14,718 | 414 | - | - | - | 4 | - | 21,812 | - | **36,948** |
| Investments under agreements to repurchase | 7 | 672 | - | - | - | - | - | 1,699 | 128,178 | - | **130,549** |
| Time deposits and saving accounts | 17 | 763,984 | 333 | - | - | - | - | 336,693 | 3,723,367 | 1 | **4,824,378** |
| Derivative financial instruments | 8 | 66,582 | - | - | - | - | - | 441 | 99,849 | - | **166,872** |
| Borrowings from financial institutions | 18 | 656,497 | 7,019 | - | 146 | - | - | - - | 36 | - | **663,626** |
| Debt issued | 19 | - | - | - | - | - | - | 1,478,388 | 44,385 | - | **1,522,773** |
| Other financial obligations | 19 | - | - | - | - | - | - | 11,443 | 5,781 | 2,829 | **20,053** |
| Current income tax provision | 15 | - | - | - | - | - | - | - | - | - | **-** |
| Deferred income taxes | 15 | - | - | - | - | - | - | - | 25,352 | - | **25,352** |
| Provisions | 20 | 1,841 | - | - | - | - | - | - | 52,399 | - | **54,240** |
| Other Liabilities | 21 | 1,369 | - | - | - | - | - | 2,060 | 27,552 | - | **30,981** |
| **Total Liabilities** | | **1,604,256** | **10,170** | - | **2,088** | - | **84** | **1,833,546** | **4,705,518** | **2,830** | **8,158,492** |
| Net Assets (liabilities) | | 26,750 | 630 | 76 | 76 | - | 420 | 1,623,381 | (960,782) | 38,661 | **729,212** |
| Contingent loans | 22 | 387,909 | 5,213 | 3,741 | 73 | - | | | 1,394,650 | - | **1,791,586** |
| Net asset (liability) position | | 414,659 | 5,843 | 3,817 | 149 | - | 420 | 1,623,381 | 433,868 | 38,661 | **2,520,798** |

| **As of December 31, 2011** | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total Assets | | 1,631,006 | 10,800 | 76 | 2,164 | - | 504 | 3,456,927 | 3,744,736 | 41,491 | **8,887,704** |
| Total Liabilities | | 1,604,256 | 10,170 | - | 2,088 | - | 84 | 1,833,546 | 4,705,518 | 2,830 | **8,158,492** |
| Net Assets (liabilities) | | 26,750 | 630 | 76 | 76 | - | 420 | 1,623,381 | (960,782) | 38,661 | **729,212** |
| Contingent loans | 22 | 387,909 | 5,213 | 3,741 | 73 | - | - | - | 1,394,650 | - | **1,791,586** |
| Net asset (liability) position | | 414,659 | 5,843 | 3,817 | 149 | - | 420 | 1,623,381 | 433,868 | 38,661 | **2,520,798** |

The analysis, by contractual maturity, of assets adn liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
2.2 Quantitative and Qualitative Disclosures About Market Risk

a. Financial Risk

Financial risk is in its broadest definition, any possibility of occurrence of an event that has negative implications for the institution. In this section we will focus on market risk and liquidity risk. The first manifests itself through economic losses from adverse movements in the prices of financial assets / liabilities (i.e., parity, interest rates, commodity prices, etc.) that make up the structure of balance. The second refers to the ability of the institution to make payment of their obligations when they become effective.

Market Risk:

Interest Rate

Represents risk of losses caused by adverse shifts in interest rates over time. This is generated by increases in the yield curve or decreases in the yield curve with respect to the risk free performance, are parallel and non-parallel. These shifts have an impact on long and short term results.

Spread

Risk of losses related to adverse shifts in existing spreads on the yields of the different financial assets and liabilities, which can reflect particular liquidity conditions of those assets, deterioration of credit conditions, or specific pre-payment clauses the exercise of which can result in a deterioration of our capability to create future margin.

Exchange Rate

Risk of losses caused by adverse shifts in exchange rates. This risk is caused by financial mismatches between the assets and liabilities (in and off the balance sheet).

Optionality

Risk of financial losses related to positions in explicit or implicit options in the balance sheet, purchased or delivered, including, for example, those related to mortgage credits and education credits.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Liquidity Risk

Liquidity Risk is the risk that an entity has difficulties in obtaining the necessary funds to meet its obligations with respect financial liabilities.

The liquidity risk is related to the impossibility of:

•      Complying with contractual obligations in a timely manner;
•      Liquidating positions without significant losses caused by abnormal volumes of operation;
•      Avoiding regulatory penalties caused by the default of regulatory indexes
•      Financing business and treasury activities in a competitive fashion.

On a daily basis, we are exposed to cash capital requirements related, among others, to transfers from checking accounts, long-term deposit payments, guarantee payments, disbursements of transactions involving derivatives, etc. In accordance with regularly accepted baking practices, we do not maintain enough cash to cover the balance of such positions because, according to prior experience, only a minimum amount of funds will be withdrawn, something that can be foreseen with a high degree of certainty.

The Bank maintains limits on a small portion of liquid assets to enable it to meet its obligations for the next 30 days.

Moreover, the Bank must meet regulatory limits for maturity mismatches.

These limits affect mismatches between future flows of income and expenses considered individually, and are the following:

(i)      mismatches of up to 30 days for all currencies up to one time basic capital
(ii)     mismatches of up to 30 days for foreign currencies representing up to one time the basic capital;
(iii)    mismatches of up to 90 days for all currencies two times the basic capital.

Considering the nature of transactions, we adopt an adjusted methodology in order to measure mismatches and compliance with its regulatory limits. This methodology allows us to consider, in the measurement of the mismatches, a part of on-demand deposits, deposits with fixed maturities, and saving accounts. Although contractually funds can be disbursed at any time, they tend to remain in the Bank for relatively long periods of time, a tendency that we can foresee with reasonable confidence.
We are exposed to the effects of exchange rate volatility, which are stated or indexed in its financial and cash flow statements. The Board of Directors establishes limits on net exposure levels by currency and on hedging positions during the day and at closing, which are reviewed on a daily basis.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31,2012 and 2011

The subsidiaries maintain an asset base that allows liquids to meet its obligations, the nature of each of these vehicles is necessary to determine and monitor each of these internal ratios particularly:

In the case of the brokerage are determined:

(i)	Liquidity coverage ratio to 7 days which should be> 1
(ii)	Liquidity coverage ratio to 15 days which must be> 1
(iii)	Liquidity coverage ratio to 30 days which must be> 1

In the case of NY Corpbanca are determined:

(i)	Liquidity coverage ratio to 3 days which must be> 1
(ii)	30 days Mismatch <1 time line more capital committed to the bank.
(iii)	90 days Mismatch <2 times more capital committed to the online bank.

In the case of SMU: It determines a liquidity coverage ratio to 3 days which must be> 1 In turn, the risks described above can be grouped in two situations: Endogenous: risk situations caused by controllable corporate decisions:

•	High liquidity reached by reduced liquid assets or mismatches of material assets and liabilities.

•	Low diversification or high concentration of financial and commercial assets according to issuer, maturity, and risk factors.

•	Deficient management of security hedges flows or credit in terms of hedging efficiency, correlation between changes in value, sensitivity ratios of hedged items, and derivatives, among others.

•	Adverse corporate reputational effects that result in lack of or non-competitive access to financing.

Exogenous: risk situations caused by shifts in financial markets and which are not within our control:

•      Extreme unexpected shifts or corrections/events in local and international markets.
•      Regulatory changes, intervention by currency authorities, among others.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Principles of Management on financial risks

Corpbanca and its subsidiaries have established a set of business principles that ensure the proper functioning of the management of financial risks:

•      CorpBanca and its subsidiaries manage their own portfolios in line with corporate levels of tolerance to the level of market risk, their standards of liquidity, profitability and annual plans.

•      Business is conducted in accordance with established policies, appropriate boundaries, standards of conduct, procedures and controls clearly delegated authority and in compliance with laws and regulations.

•      The non-proprietary and proprietary portfolios should be managed in a manner consistent with the definitions made by management, avoiding concentrations of risk that could have an adverse effect on their income or financial position.

•      The organizational structure of CorpBanca and its subsidiaries ensures effective separation of duties, so investing activities, monitoring, accounting, risk management and measurement are performed and reported independently.

•      The aim of the process of managing market risk is to identify, measure and manage risk / return ratio, within established risk tolerance, ensuring that these activities are conducted with appropriate safeguards.

•      CorpBanca and its affiliates regularly monitor its exposure to market extreme movements and consider these results to the establishment and review of policies and limits for taking risk in their portfolios.

•      The business areas are responsible for managing proprietary positions within approved limits and provide the General Manager and Board explanations of any breach of limits as to amount, terms and / or conditions.

•      Products and their limits are subject to Board approval. The limits should be reviewed at least annually.

•      CorpBanca and its affiliates may invest in new products and participate in their markets only after it has made a full assessment of the activity to determine if it is within the tolerated risk level and the objectives and business plans and have established appropriate controls and limits the activity.

•      Limits, terms and conditions set should be monitored daily and independently of the areas that originate and administer, and any excess must be reported no later than the next day.

•      The models used for financial reporting and risk measurement are verified and approved independently.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011
c. Organizational Structure And Corporate Governance

Board of Directors and ALCO

The group is a modern financial institution in defining the role of the Board with the various investment committees specialized in making financial decisions.

The Board of Directors is ultimately responsible for financial management with the responsibility to ensure a comprehensive manner for internal and regulatory compliance to shareholders.

The Bank’s Board has delegated making financial decisions to the Asset and Liability Committee (ALCO), the latter being the highest authority on financial matters for the Bank. The ALCO is composed of the two Vice Presidents of the Bank’s Board, a Director, General Manager of the Bank, and International Finance Division Manager, Planning Division Manager, Control and Risk Management, Finance Manager and Risk Manager (financial). The ALCO makes the financial decisions that the organization embodies. This Committee is responsible for generating the policy framework governing the management of financial risks in accordance with the guidelines established by the Board and the existing rules as to review of the macroeconomic and financial risks assumed and the results obtained.

As part of the Bank’s financial institutions, there are specialized committees in the implementation of financial strategies in this lies the responsibility of daily and weekly monitoring of the baseline scenario (TPM awards for liquidity, inflation, etc.), balance of risks and performance strategies: Journal Committee, Committee of Balance Sheet, Liquidity Committee, Committee for Proprietary Positions and Customer Committee.

International and Treasury Division

The International and Treasury Division are responsible for providing the necessary resources to the business areas in order to ensure a healthy structure of financing and liquidity. Likewise, it must generate income through the development of financial solutions in treasury and foreign commerce products for clients in our different segments
We have established different interrelated specialized units, through which investment and financing decisions are reached. These units not only support our business pillars, but also constitute units of business that determine the profitability of invested capital, complementing our traditional banking business: Balance Sheet Management, Long-Term Portfolio and Trading Activities.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Balance Sheet Management

The Bank has a unit responsible for liquidity management, in Finance and International Division, whose mandate is to efficiently manage mismatches between assets and liabilities, securing permanent financing and competitive assets as well as to secure the timely payment of obligations and compliance with regulatory margins at all times.

Additionally, the Bank has a unit responsible for managing the balance mandated to efficiently manage the Bank’s balance sheet, ensuring the sustainable generation of net interest income by way of managing the risk of inflation and interest rates.

The Bank’s assets consist of mortgage loans (mainly denominated fixed rate), commercial loans, consumer loans (including overdrafts and cards) and education credits.

The Bank’s liability structure comprises mainly of demand deposits, time deposits from retail and wholesale customers, which mostly have a maturity of less than one year. The liability structure also includes a portion of long-term and senior subordinated debt.

The Bank manages its balance sheet in order to maximize net income from fees and maintaining a ratio of deposits for which no interest is paid on time deposits to short-term deposits, providing loans for longer periods to take advantage of the slope of the yield curve within the context of financial risk management to be arranged by senior management.

Portfolio Management Long Term

Additionally, we have a unit that is responsible for managing a portfolio of non-derivative financial instruments with the purpose of capturing differentials in the yield curve and/or shifts in rate structures to generate capital gains. Derivative instruments in this portfolio are only and exclusively utilized for hedging purposes (economic and accounting) or in order to capture premiums between the fixed income and the derivatives market.

Trading Activities

We have a trading area that is responsible for the active trading of instruments of high liquidity, including central bank bonds, bank notes and/or corporate bonds, derived from interest rate or currency. This area is responsible for (a) identifying short-term income opportunities by capturing transitory arbitrage opportunities in prices and a yield curve differential (base and spreads)
Trading area is also responsible for managing the financial risks arising from transactions with customers as a result of arbitrage / price misalignments that lead to better funding opportunities for our clients.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Financial Risk Management

The Bank has a Financial Risk Management Office(under the Management Division for Planning and Control), the main purpose of which is to identify, measure, and control financial risks, by permanently informing upper management of risk profiles and by anticipating scenarios that may compromise our short, medium or long term financial situation.

The Financial Risk Management Office is responsible for ensuring regulatory and internal compliance related to financial risks, ensuring compliance with the standards and recommendations of regulators and with good business practices provided by the Basel Committee.

On a daily basis, he Financial Risk Management Office reports on exposures and is responsible of reporting any excess above the limit structure approved by upper management.

Policies, limits and methodologies are approved annually by the ALCO Committee and/or the Board of Directors.

d. Counterparty risk

As a result of our client activity, we have counterparty exposures generated by the probability that our debtors default on their payments with respect to financial derivative agreements, as originally agreed. We set levels of credit risk by setting limits to the concentration of such risk in individual debtors, groups of debtors, and country and industry segments. Such risks are under permanent review by the Risk Division, and the limits per debtor, groups of debtors, products, and industry and country, are reviewed and approved at least once a year by our Board of Directors and our Senior Risk Committees.

Our exposure to credit risks is managed through a regular analysis of the debtors capacity and potential debtors to comply with their payment obligations in accordance with contractual terms of such loans, and is mitigated by obtaining guarantees.

We have strict controls over open positions in derivative agreements directly negotiated with counterparties, Our exposure to credit risk is managed as part of our limits for loans to clients, jointly with potential exposures caused by market fluctuations.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

e. Market Risk

Measurement Tools: Market Risk

The market risk measurement is based on universally accepted tools to use and measurements: Value at Risk, Sensitivity of Net Interest Income and Financial Margin among others, supplemented with stress testing market risk scenarios that analyze hypothetical and historical scenarios.

Value at Risk

The Bank uses models of “Value at Risk” (VaR) to quantify the market risk of portfolios of Trading: Owner and Market Making. Through these measures, the currency risk, interest rate and inflation inherent in trading activities is monitored.

Annually, we review and establish the limits of VaR in both portfolios and Financial Risk Management is responsible for calculating and reporting on its use. Trading Owner: MCh$250, Trading Market Making: MCh$700.

The VaR is calculated using a historical simulation confidence level of 95% and a moving timeframe of 300 days.

As of December 31, 2012, VaR reached a value of MCh$190 and MCh$473 for the areas of Trading Owner and Trading Market Making respectively, with average of MCh$88 and MCh$489.

Additionally, the Bank contrasts the predictive quality of the VaR model using a) Test of the frequency of excess b) Test of the first overage. At the end of December both tests realized a good level of fit.

For the case of subsidiaries with proprietary positions, using the same VaR methodology to quantify market risk which is subject to the proprietary positions of subsidiaries, in the same way one can conclude that at year end 2012 the VaR reached the following uses:

Brokerage (CorpBanca Corredores de Bolsa).

•	Total VaR	: MCh$22.095, Limit MCh$250.000..
•	Fixed income securities VaR	: MCh$14.418, Limit MCh$200.000.
•	Stock VaR	: MCh$5.743, Limit MCh$120.000.
•	FX VaR	: MCh$16.169, Limit MCh$45.000.

New York

•      Total VaR                         : US$22, Limit ThUS$350.

General Funds Management (CorpBanca Administradora General de Fondos)

•      Total VaR                      : MCh$3.544, Limit MCh$24.156.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

Net Interest margin and Market value sensitivity

To supplement the provisions of the standard, the Bank uses the sensitivity of equity and net interest margin to quantify the interest rate risk of long and short term respectively.

Both measures include total assets and liabilities in the balance sheet with exception of the Trading Portfolios.

Interest rate sensitive items are represented:

•       On a contractual basis in the case of fixed income products
•       Next date of repricing in the case of floating rate products

The following non paid assets and cost-free liabilities are registered as non-interest-rate-sensitive:

•       Cash flow
•       Other assets and liabilities
•       Deteriorated loans
•       Provisions
•       Capital and reserves

Changes in equity are determined by assuming a parallel shift of 100 pbs (basis points) under interest rate structures. The calculation is made separately for national currency and foreign currency (USD and the rest of the currencies). The total risk is the sum of the absolute value of both items.

On an annual basis, the ALCO reviews and approves limits on interest rate risk. Short Term Limit: 7% Net Interest Margin, Long Term Limit: 17.5% of regulatory capital.

In December 2012 the use of both limits was 32% and 28% for the risk of short and long term, respectively. Meanwhile, “the average utilization” was 52% and 30% for the limit of short and long term.

Similarly to the case Corpbanca New York ALCO approved limits on interest rate risk. Short Term Limit: 17% Net Interest Margin, Long Term Limit: 25% of the Capital, the use of year-end 2012 was 40% and 1% respectively.

Stress Testing
Stress tests complement traditional measures of risk such as “VaR”, with emphasis on events that are “in the tail of the income distribution.” The stress testing program includes parallel and non-parallel movements in the yield curve, movements in inflation compensation structure, volatility shocks and historical settings.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

In each scenario are quantified impacts Basic Capital, Income and Capital Adequacy Index (Basel I), establishing proposals for actions to follow that are reported by the Financial Risk Management at ALCO.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

 Exhibition Details

a. Currency Risk

The Bank is exposed to exchange rate movements that are expressed or indexed to its financial positions and cash flows. Annually, the board sets limits for levels of net exposure by currency at the end of the day, which is monitored daily by Financial Risk Management.

The foreign currency balance sheet (excluding derivatives) at the end of December 2012 can be seen in the following table:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Interest rate risk

The Bank is exposed to volatility in the structure of market interest rates. As a result of changes in interest rates, margins may increase, but can also be reduced and even cause losses in the event that adverse movements are in force.

The Board sets limits to the effects of mismatches in the banking book (which includes all positions that are not for trading) on the margin and on the economic value of its assets, compliance with which must be reported monthly to the Superintendency of banks and Financial Institutions.

At December 31, 2012, these limits were MCh$78,624 and MCh$337,314, for the risk of short and long term, respectively, and the exposure was MCh$27,370 and MCh$218,002 respectively.

The following table shows the structural exposure of interest rate assets and liabilities at their periods of change or renewal. Otherwise the expiration dates of the transactions (consolidated figures) are used.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

c. Market risk (Trading Book)

Market risks arise from exposures to interest rate risk positions and prices in trading and currency risk on global positions.

The Central Bank of Chile establishes a regulatory limit for the sum of the interest rate risk on positions for trading (including derivatives) and the currency risk. The Bank, individually, should keep under those limits and report weekly to the Superintendency of Banks and Financial Institutions on their positions in risk and compliance with these limits. The Bank must also report monthly to the Superintendence risk on positions in consolidated subsidiaries and branches abroad.

The regulatory limit established that the regulatory capital must be sufficient to cover the sum of 8% of risk weighted assets for credit and market risk. As of December 31, 2012, exposure to interest rate risk trading book MCh$43,470 was for the currency risk MCh$7,737 and MCh$781 for optionality risk.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2.3 Quantitative and Qualitative Disclosures About Liquidity Risk

Measurement Tools: Liquidity Risk

The tools used to measure and control liquidity risk are:

•      Mismatches accumulated at different times
•      Coverage Ratios: Current assets / liabilities
•      Concentration of depositors
•      Liquidity Stress Testing

Finally, on the basis of continuous monitoring, the Bank reviews all aspects of the liquidity management process in light of potential risks to which it is exposed in this area. The liquidity contingency planning is an integral component of this review, and aims to provide a framework for establishing appropriate actions in event of a liquidity crisis. For this purpose the bank has a “Liquidity Contingency Plan” which is reviewed and approved annually by the Board of Director and ALCO.

Accumulated mismatches reported to December 31, 2012 are as follows:

| Term | 7 Days | 15 Days | 30 Days | 60 Days | 90 Days | 180 Days | 360 Days | >> 360 Days | Total Bands |
|---|---|---|---|---|---|---|---|---|---|
| Liabilities without maturity | (318,340) | (1,455) | (2,960) | (5,915) | (8,855) | (17,131) | (21,026) | (418,155) | (793,837) |
| Unconditional Money-term Savings | (203) | (314) | (314) | (397) | (397) | (531) | (478) | - | (2,635) |
| Giro term savings Deferred | (28) | (39) | (39) | (53) | (53) | (50) | (71) | (5,177) | (5,509) |
| Liabilities to Central Bank | - | - | - | (52,802) | (81,481) | - | - | - | (134,283) |
| Lines with the Central Bank | - | - | - | - | - | - | - | - | - |
| Interbank and covenants | - | - | - | - | - | - | - | - | - |
| Lines with domestic banks | - | - | - | - | - | - | - | - | - |
| Deposits and repos | (303,819) | (401,503) | (646,940) | (972,574) | (743,220) | (1,151,737) | (1,048,527) | (949,146) | (6,217,466) |
| Correspondent banks | (14,826) | (9,633) | (11,985) | (96,220) | (26,549) | (253,837) | (61,506) | (41,140) | (515,696) |
| Credit lines with foreign banks | - | - | - | - | - | - | - | - | - |
| Liabilities Lyrics | (5,174) | - | - | (1,331) | (1,048) | (6,075) | (12,002) | (160,175) | (185,805) |
| Long-term debt | (16,700) | (5,796) | - | (5,416) | - | (123,447) | (35,067) | (2,254,701) | (2,441,127) |
| Other liabilities | (158,085) | - | (57) | (56,989) | (90) | (308) | (1,904) | (9,044) | (226,477) |
| Other lines of credit | - | - | - | - | - | - | - | - | - |
| **Cash outflows** | **(817,175)** | **(418,740)** | **(662,295)** | **(1,191,697)** | **(861,693)** | **(1,553,116)** | **(1,180,581)** | **(3,837,538)** | **(10,522,835)** |
| Funds available | 657,740 | - | - | - | - | - | - | - | 657,740 |
| Financial Investments (Trading and Available for Sale) | 383,759 | 321,708 | 160,705 | - | - | - | - | - | 866,172 |
| Interbank loans | - | - | - | - | - | - | - | - | - |
| Lines with domestic banks | - | - | - | - | - | - | - | - | - |
| Commercial loans without credit lines | 131,598 | 96,878 | 269,626 | 318,874 | 388,974 | 591,203 | 712,473 | 4,500,068 | 7,009,694 |
| Overdraft lones of credit and commercial | (5,722) | (5,722) | (4,904) | (1,635) | (2,452) | 3,270 | 3,270 | 62,938 | 49,043 |
| Consumer loans without credit lines | 199 | 2,667 | 4,397 | 12,569 | 13,950 | 45,204 | 92,908 | 327,034 | 498,929 |
| Overdraft lones of credit and consumption | (1,047) | (785) | (785) | (785) | (523) | 1,047 | 262 | 19,624 | 17,007 |
| Housing mortgage loans | - | 5,253 | 2,866 | 9,043 | 9,165 | 28,521 | 55,131 | 1,893,551 | 2,003,530 |
| Term Financial Investments | - | - | 929 | - | - | - | 1,005 | 9,053 | 10,988 |
| Other credit transactions or commitments without lines of credit | 106,553 | - | - | - | - | - | - | - | 106,553 |
| Other lines of credit | - | - | - | - | - | - | - | - | - |
| Derivative contracts | (912) | 100 | (7,073) | 834 | 7,001 | 728 | 3,110 | 21,545 | 25,333 |
| **Cash inflows** | **1,272,168** | **420,099** | **425,761** | **338,900** | **416,115** | **669,973** | **868,159** | **6,833,813** | **11,244,989** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Static Cash Flows** | **454,993** | **1,359** | **(236,534)** | **(852,797)** | **(445,578)** | **(883,143)** | **(312,422)** | **2,996,275** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Cumulative Cash Flows** | **454,993** | **456,352** | **219,818** | **(632,979)** | **(1,078,557)** | **(1,961,700)** | **(2,274,122)** | **722,153** |

| | Total 30 días | Total 90 días |
|---|---|---|
| **Regulatory Limit** | 834,327 | 1,668,653 |
| **Clearance Regulations** | **1,054,148** | **590,098** |

Table 5: Accumulated mismatches. Figures in Millions of Pesos.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

2.4 Quantitative and Qualitative Disclosures About Operational Risk

Operational Risk Management Roles And Responsibilities

Board of Directors

The Board of Directors must ensure that the management mechanisms used to manage operational risk, such as the definition of roles and responsibilities (outlined in this policy), are consistent with the guidelines laid out by our shareholders on this subject.

Operational Risk and Information Safety Committee

It is responsible for maintaining a visible commitment with respect to the management of operational risks, at the most senior executive level.

Area in charge of Operational Risk Management

Its mission is to identify, promote, implement and follow up on the execution of a policy framework for managing operational risk, which must be consistent with our approach, objectives and strategic goals.

Division Management

The Division Management areas are in charge of managing operational risk within their respective divisions. Their responsibilities, among others, include:

-           Implementing operational risk policy in their respective business units.
-	The more significant operational risk management responsibilities within their respective divisions include the following activities:
-           Risk awareness.
-           Risk assessment (both qualitative and quantitative).
-           Risk improvement.
-           Providing direct support in the monitoring of their business unit’s operational risk.

I. Operational Risk Management Process

The CorpBanca Operational Risk Management model takes into accounts the following activities or roles:

III.1 Creation of Risk Awareness Training and communication

Communicating and providing ongoing training with respect to the threats faced by our business, along with business-oriented training, are crucial to meeting objectives. Operational risks

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

assessment is based on identifying potential threats to the business process, assessing their impact, and conducting a subsequent evaluation of the controls needed to mitigate operational risk.

III.2 Assessment

Operational risks assessment is based on identifying potential threats to the business process, assessing their impact, and conducting a subsequent evaluation of the controls needed to mitigate operational risk.

III.3 Improvement

Every Division Manager must ensure that operational risks are reviewed regularly and that any appropriate measures are taken.

Shareholders’ equity requirement

Consistent with Chile’s General Banking Law, we must maintain a ratio of at least 8%, net of required provisions between Effective Shareholders’ Equity and Consolidated Assets Weighted by risk, and a ratio of at least 3%, net of required provisions, between our Equity Base and Total Consolidated Assets. For such purposes, effective Equity is determined according to our Equity and Reserves or Equity Base with the following adjustments:

a.	subordinated bonds with a 50% limit of the Equity Base are added, and

b.	the balance of Goodwill assets or surcharges paid, and investments in companies not involved in the consolidation are subtracted.

Assets are weighted based on their risk categories, to which we assign a risk percentage based on the amount of capital needed to back each one of those assets. Five risk categories are applied (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks, and financial securities issued by the Central Bank of Chile have a 0% risk factor, which means that, consistent with current regulations, no capital is needed to back these assets. Fixed assets carry a 100% risk, which means that a mandatory capital equivalent of 8% of the value of these assets must be available.
In determining risk assets with conversion factors on [notional values], we take into account all derivative securities negotiated off-exchange, thereby obtaining a credit risk exposure amount (or “credit equivalent”). The off-balance contingent loans are also considered to be “credit equivalent” in terms of weighting.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

For the year s ended December 31, 2012 and 2011 the ratio of assets and risk weighted assets is as follows:

b)	As of December 31, 2012, the bank includes among its objectives, policies and management processes, the following information:

-          In consolidated terms, the bank holds a total equity of MCh$941,945 (MCh$726,603 in 2011).
-          During 2011 capital increases were made by capitalization of MCh$170,594 and retained

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

earnings MCh$106,869, as described in Note 23. In 2012 only capital increases were made as described in Note 23, in the amount of MCh$267,538.

-
At a regulatory level, the Bank closed the year 2012 with an indicator of basic capital / total assets of 6.33% (7.31% in 2011), while the ratio of effective equity total risk weighted assets (Basel Index ) was 11.05% (14.47% in 2011).

-	In Note 39 “Subsequent Events”, CorpBanca letter b) “Capital Increase” reported the issuance of 47,000 million cash shares, no par value ordinary and priced at $6.25 (six and twenty-five dollars) which will impact positively the aforementioned Basel index (the date of these financial statements have placed a total of MCh$207,813, about 33,250 million shares).

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 36 - MATURITY OF ASSETS AND LIABILITIES

a. Maturity of financial assets

are the main financial assets grouped according to their remaining terms, including interest accrued as of December 31, 2012 and 2011. As these are trading or available-for-sale securities, they are included at fair value and under the term at which they may be sold.

CORFBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

b. Maturity of financial liabilities

Below are the main financial liabilities grouped according to their remaining terms, including interest accrued to December 31, 2012 and 2011:

Notes	As of December 31, 2012						
		Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to repurchase	7	124,448	133,273	-	-	-	-	**257,721**
Time deposits and saving accounts (*)	**17**	**2,602,869**	**2,055,648**	**2,107,375**	**428,645**	**69,325**	**28,243**	**7,292,105**
Derivative financial instruments	8	25,784	20,444	33,183	52,228	43,275	18,930	**193,844**
Borrowings from financial institutions	18	189,695	239,595	396,453	138,451	5,327	-	**969,521**
Debt issued	19	3,782	4,473	127,898	215,848	540,976	993,627	**1,886,604**

(*) Exclude term savings accounts totaling MCh$390,570 during 2012.

	Notes	As of December 31, 2011						
		Up to 1 month	From 1 month to 3 months	From 3 months to 1 year	From 1 year to 3 years	From 3 years to 6 years	Over 6 years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under agreements to repurchase	7	61,271	15,151	53,057	1,070	-	-	**130,549**
Time deposits and saving accounts (*)	**17**	**1,955,951**	**1,482,915**	**1,281,733**	**79,164**	**821**	**15,087**	**4,815,671**
Derivative financial instruments	8	12,689	25,121	33,841	29,975	37,697	27,549	**166,872**
Borrowings from financial institutions	18	79,992	132,937	430,649	20,078	-	-	**663,656**
Debt issued	19	6,615	3,762	88,905	172,023	553,156	698,312	**1,522,773**

(*) Exclude term savings accounts totaling MCh$8,707 during 2011.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 37 - LEASING

The following table reflects the maturity of leasing contracts as of December 31, 2011 and 2012.

		As of December 31
		2011	2012
	Notes	Net Leasing	Net Leasing MCh$

Up to 1 month		12,392	11,310
From 1 month to 3 months		14,957	16,100
From 3 months to 1 year		60,557	65,168
From 1 year to 3 years		95,458	106,679
From 3 years to 6 years		42,630	55,647
Over 6 years		64,256	83,949
Total	10	290,250	338,853

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 38 - FOREIGN CURRENCY POSITION

Assets and liabilities denominated in foreign currencies or indexed to changes in exchange rates are summarized below:

| | Payable in Foreign currency | | Payable in Chilean Peso (*) | | Total | |
|---|---|---|---|---|---|---|
| | 31.12.12 ThUS$ | 31.12.11 ThUS$ | 31.12.12 ThUS$ | 31.12.11 ThUS$ | 31.12.12 ThUS$ | 31.12.11 ThUS$ |
| **ASSETS** | | | | | | |
| Cash and due from banks | 818,436 | 366,264 | - | - | 818,436 | 366,264 |
| Items in course of collection | 55,572 | 92,528 | - | - | 55,572 | 92,528 |
| Trading portfolio financial assets | 218,875 | 3,486 | - | - | 218,875 | 3,486 |
| Investments under agreements to resell | 150 | 330 | - | - | 150 | 330 |
| Derivative financial instruments | 333,586 | 227,505 | - | - | 333,586 | 227,505 |
| Loans and receivables to customers and banks | 6,733,753 | 2,224,309 | 12,647 | 14,524 | 6,746,400 | 2,238,833 |
| Financial investments available-for-sale | 503,817 | 13,795 | 15,289 | 65,409 | 519,106 | 79,204 |
| Istrumentos al vencimiento | 198,009 | - | - | - | 198,009 | - |
| inversiones en sociedades | 4,612 | - | - | - | 4,612 | - |
| Intangibles | 48,508 | 312 | - | - | 48,508 | 312 |
| Premises and equipment | 19,714 | 217 | - | - | 19,714 | 217 |
| Impuestos corrientes | - | - | - | - | - | - |
| Deferred income taxes | 17,403 | 1,254 | - | - | 17,403 | 1,254 |
| Other assets | 80,430 | 16,984 | - | - | 80,430 | 16,984 |
| **TOTAL ASSETS** | **9,032,865** | **2,946,984** | **27,936** | **79,933** | **9,060,801** | **3,026,917** |
| **LIABILITIES** | | | | | | |
| Current accounts and demand deposits | 808,872 | 198,466 | - | - | 808,872 | 198,466 |
| Items in course of collection | 45,968 | 29,158 | - | - | 45,968 | 29,158 |
| Investments under agreements to repurchase | 28,080 | 1,293 | - | - | 28,080 | 1,293 |
| Time deposits and saving accounts | 4,899,334 | 1,472,443 | 2 | 1 | 4,899,336 | 1,472,444 |
| Derivative financial instruments | 209,508 | 128,268 | - | - | 209,508 | 128,268 |
| Borrowings from financial institutions | 2,024,432 | 1,278,536 | - | - | 2,024,432 | 1,278,536 |
| Debt issued | 161,869 | - | - | - | 161,869 | - |
| Other financial obligations | 3,276 | - | 2,970 | 5,449 | 6,246 | 5,449 |
| Impuestos corrientes | 18,077 | - | - | - | 18,077 | - |
| Deferred income taxes | 30,574 | - | - | - | 30,574 | - |
| Provisions | 113,939 | 3,550 | - | - | 113,939 | 3,550 |
| Other Liabilities | 60,157 | 2,639 | - | - | 60,157 | 2,639 |
| **TOTAL LIABILITIES** | **8,404,086** | **3,114,353** | **2,972** | **5,450** | **8,407,058** | **3,119,803** |

(*) Includes transactions expressed in foreign currencies payable in pesos or adjustable transactions due foreign currency exchange rate.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

NOTE 39 - SUBSEQUENT EVENTS

CORPBANCA

a.      Bond Issue

-
On January 10, 2013, agreed to terms for the placement of bonds in international markets in the amount of MUS $ 800-5 year term, with repayment at maturity and interest payments of 3.125% payable semi-annually in the months July and January of each year.

Such bonds were registered with the Securities and Exchange Commission (SEC) under the rules of the Securities Act of the United States of America, 1933.

The bonuses were agreed to place a yield of 3.24% per year, equivalent to a spread of 245 basis points per year over the Treasury rate of U.S. five years.

As stated in the prospectus filed with the SEC, the net amount of the placement will be used by the bank to increase its market placements and fund other general corporate purposes.

b.      Capital Increase

-
In extraordinary board meeting dated January 15, 2013, it was agreed to communicate, as material, the agreement of that session, adopted in the exercise of the powers were delegated by the Extraordinary General Meeting held on November 6 2012, of fixing at $6.25 (six and twenty-five dollars) the price of each of the 47.000.000.000 cash shares, without par value common to be offered preferentially to shareholders under the agreed issue in Extraordinary General Meeting of Shareholders referred.

It is stated, as reported by notice published as of January 2013 in the newspaper La Tercera, the preferred option period will extend for a period of 30 days from 16 January 2013 until 14 February 2013.

-
On January 16, 2013, the Company received shareholder communication Corpgroup Banking S.A., Real Estate Inversiones Saga Ltda., and RCC Private Investment Fund, through which irrevocably waive its right of first refusal to subscribe for 10.466.310.111 shares that they are entitled to subscribe under 47.000.000.000 issuing payments issued under the capital increase approved at the Extraordinary Shareholders’ Meeting held CorpBanca dated November 6, 2012, which were registered under N° 2012 in the Securities Register of the Superintendency of Banks and Financial Institutions.

Also placed through the Santiago Stock Exchange, Stock Exchange, through a mechanism called auction order book, a total of 12,015,233,260 shares.

  -       On February 7, 2013, it was announced that IFC International Finance Corporation, IFC Capitalization Fund, LP, and IFC African, Latin American and Caribbean Fund, LP, all

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

agencies of the World Bank Group, subscribed and paid, under the capital increase and preferred option period, a total of 16,998,586,200 shares issued by CorpBanca, in the amount of MCh$106,241, joining such institutions, therefore, as shareholders of the Bank. Such subscription and payment, in addition to the already announced by Corpbanca occasion of the completion of the international road show and culminating with the placement of 10,680,200,621 shares.

c. Increased participation in Corpbanca Investment Trust Colombia S.A.

-
On January 25, 2013 CorpBanca acquired CG Investment Colombia SA, a total of 413,012 shares representing 5.49% of total shares and registered Corpbanca Colombia SA Investment Trust (Colombia CorpBanca subsidiary which holds a stake of 94.5009% directly), in which the closing date of these Consolidated Financial has an indirect interest of 86.87%, increasing with this transaction at 92.36%.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.      Adjustments Mutual Fund Portfolios

-
On January 9, 2013 proceeded to make adjustments to the portfolio of Mutual Fund called Corp Custodia, fund administered by the company, because there were discrepancies in excess of 0.1% of the portfolio on its recovery considering market rates, that in accordance with Circular No. 1990, in Title II, letter a), in relation to Circular No. 1579, both issued by the SVS.

This implied a change in the value of shares corresponding to the indicated series issued by the mutual fund and the returns thereon, between the dates listed in the following table:

Fund	Share value 07/01/2013	Share value 08/01/2013	Variation %
CORP CUSTODIA SERIE UNICA	1.063,6715	1.065,0413	0,1288

b.      Constitution guarantees

-
On January 7, 2013, the society established the following performance bonds for fund managers to ensure the faithful performance of the duties of the Administrator, the third party fund administration and compensation for the damages of resulting from its failure to agree to the provisions of Article 226 of Law 18,045 “The Stock Market Act”, these policies will govern from the January 10, 2013, with maturity on January 10, 2014:

N°	Beneficiary	UF Coverage
40123423	Mutual Fund Corp Acciones Chilenas	10.000
40123725	Mutual Fund Corp Acciones Latinoamerica	10.000
40123814	Mutual Fund Corp Ahorro Internacional	10.000

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

40123903	Mutual Fund Corp Asia	10.000
40123920	Mutual Fund Corp Bonos Corporativos	10.000
40124098	Mutual Fund Corp Capital Alto Crecimiento	10.000
40124128	Mutual Fund Corp Capital Balanceado	10.000
40124152	Mutual Fund Corp Capital Moderado	10.000
40124187	Mutual Fund Corp Commodities	10.000
40124195	Mutual Fund Corp Custodia	10.000
40124217	Mutual Fund Corp Deposit°	10.000
40124233	Mutual Fund Corp Eficiencia	10.000
40124241	Mutual Fund Corp Emea	10.000
40124268	Mutual Fund Corp Europa	10.000
40125388	Investment A	10.000
40125434	Mutual Fund Corp Investment C	10.000
40125507	Investment D	10.000
40125515	Más Ingreso	10.000
40125531	Oportunidad Dolar	10.000
40125574	Mutual Fund Corp Seleccion Nacional	10.000
40125604	Selecto Global	10.000
40125620	USA	10.000
40125680	Más Valor	11.000
40125698	Más Patrimonio	22.000
40125744	Más Futuro	22.000
40125760	Selecto	27.000
40142665	Oportunidad	68.000
40125779	FIP Corp Rentas Inmobiliarias.	10.000
40125795	FIP Corp Full Depósito I	10.000
40142770	Customer Portfolio Management Third Party	128.000

CORPBANCA CORREDORES DE BOLSA S.A

-
On January 7, 2013 proceeded to the payment to shareholders of capital decrease of MCh$ 36,285 agreed in Seventeenth Extraordinary General Meeting of Shareholders held on September 26, 2012, being the capital of the Company in the amount of MCh$38,514, divided into 1,111,721 common shares, nominative and without par value.

-	On January 31, 2013, the Director and Chairman of the company Mr. Hugo Lavados Montes, has voluntarily resigned the post, which will become effective as of this date. Pursuant to Article 32 of Law No. 18,046 the board of the Company will appoint his replacement, must proceed to the total renovation of the Board of Directors at the next Annual Meeting of Shareholders of the company.

CORPBANCA AND SUBSIDIARES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2012 and 2011

BANCO CORPBANCA COLOMBIA S.A.

a. Issue of bonds / debt

-
On February 7, 2013, two lines of subordinated bonds were successfully placed in the Colombian capital market. The operation involved amounts by MCop$250,000 (MUS$140) that will strengthen the capital base of the Bank. The debt issue considered a number to 15 years for MCop$146,000 (MUS$82), which was placed at a rate of CPI +4%, while the instrument to 10 years by MCop$104,000 (MUS$58) was placed at a rate of CPI +3.89%.

In the period from 1 to 15 February 2013, date of issuance of these financial statements, no other subsequent events have occurred that significantly affect them.

Juan Vargas Matta	Fernando Massie Tare
Accounting Manager	Chief Executive Officer